Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

March 8, 2011

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re: Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

As discussed with Richard Prins, attached for your review is (i) a letter with the responses of Apollo Investment Corporation (the "Company") to the comments received from you in a letter dated December 10, 2010 to its Registration Statement on form N-2 (File No. 333-170519) (the "Registration Statement") and (ii) a draft pre-effective amendment to the Company's Registration Statement.  As requested, all materials are filed as correspondence.  If you have any questions, please do not hesitate to contact me at (212) 735-3859 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Veronica Castillo
Veronica Castillo, Esq.

Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

March 8, 2011

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re: Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you in a letter dated December 10, 2010 to its Registration Statement on form N-2 (File No. 333-170519) (the "Registration Statement").  Your comments are set forth below in bold font and our response follows each respective comment.

Prospectus

Cover Pages

1.       If an offering is not successful, please disclose whether investor funds will be promptly returned and will they be net of sales charges. Please disclose whether an escrow will be used.

The Company does not anticipate making any registered offerings at this time.  The details of any offering would be furnished in an appropriate prospectus supplement and would include detailed disclosure, if applicable, regarding deposit of the purchase price and the return of funds not used to purchase offered securities.  The Company has historically only done underwritten offerings, which do not utilize deposits, return of funds mechanisms or escrows.  As a consequence, it is unlikely such disclosure would be required.

Securities and Exchange Commission
March 8, 2011

2.       Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk"; (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

The Company believes that the Summary and Risk Factors portion of the Registration Statement adequately address the characteristics and risks related to the securities in which the Company primarily invests and that singling out one characteristic on the front cover is unnecessary.  In addition, most business development companies invest in similar types of securities and we are not aware of any that include this type of disclosure on the front cover.

3.       Please disclose on the front cover of the base prospectus and the prospectus supplement that the Fund can conduct offerings of its common stock at prices below NAV. Please mention on the front cover the dilution risk created by the Fund's ability to offer shares at prices below NAV. In addition, please provide a citation to a more detailed discussion of the risks of dilution that should be added to the prospectus summary. This discussion should disclose that continuous below-NAV offerings "off the shelf" may have a negative impact on total returns and could have a negative effect on the market price of the shares.

In the event the Company offers shares of its common stock below net asset value, the Company undertakes to include the following disclosure on the cover page to the prospectus supplement related to such issuance to be filed pursuant to Rule 497 under the Securities Act of 1933:

"We are offering shares of our common stock at a discount from our most recently determined net asset value per share pursuant to authority granted by our stockholders at the annual meeting of stockholders held on August 3, 2010.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Risk Factors” beginning on page __ of the accompanying prospectus and “Sales of Common Stock Below Net Asset Value” beginning on page S-__ of this prospectus supplement and on page __  of the accompanying prospectus."

Securities and Exchange Commission
March 8, 2011

Prospectus Summary

1.       The section, "Apollo Investment," states: "our portfolio is comprised primarily of investments in long-term subordinated debt, referred to as mezzanine debt, and senior secured loans of private middle-market companies..." Similarly, a subsection on page 19 is titled: "we invest primarily in mezzanine debt and senior secured loans..." The subsection, "Investments," on page 59, states, however, that the Fund's "target portfolio will generally more heavily weighted toward mezzanine loans." The financial statements indicate that mezzanine loans exceed senior secured loans by a ratio of approximately 2:1. Please revise the disclosure, throughout the prospectus, to make clear the following: "the Fund's portfolio is comprised primarily of investments in long-term subordinated debt, referred to as mezzanine debt. The Fund also invests in senior secured loans of private middle-market companies..." Please also describe in the prospectus summary the risks of investing primarily in mezzanine loans.

The Company views its mezzanine debt and senior secured loan investments as part of a unified investment strategy in which the proportions of these two components shift and not as two separate investment strategies.  The Company has, however, revised the cited disclosure to clarify that its portfolio is comprised primarily of investments in subordinated debt and senior secured loans of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $200 million.

2.       The same section also states that "during our fiscal year ended March 31, 2010, we invested $716 million across 5 new and 24 existing portfolio companies, primarily through opportunistic secondary market purchases."

a)	Do "opportunistic secondary market purchases" refer to purchases at a discount from par?

The word "opportunistic" does not correlate with purchases at a discount from par, but rather to purchases at what AIM believes to be an attractive value or in circumstances where the security would not normally be expected to be available for purchase.  Attractive value may include, for example, purchase at the same price as the Company paid at issuance, where the Company believes the issuer's credit quality has improved or is likely to refinance in

Securities and Exchange Commission
March 8, 2011

circumstances where the Company would earn a premium.  Such purchases may be at a discount or a premium.

b)	Please inform us about the "secondary market" for the debt securities issued by "private middle market companies," which is also referred to in the "Investments" subsection, on page 59.

Historically, the secondary market for securities of private middle market companies was quite thin except in larger syndicated issuances by larger more established  companies, often formerly public companies that have gone or been taken private.  The dislocations in the financial markets over the past three years have resulted in liquidations and repositionings of portfolios and an increase in the volume of secondary transactions.  In addition, the Company has historically invested a portion of its assets in larger companies within this segment, whose private securities tend to be in larger tranches and accordingly are viewed as  more liquid.

c)
Please clarify for us what is meant by "opportunistic secondary market purchases" with respect to "existing portfolio companies." If a portfolio company's loans are trading at attractive prices relative to par, would that difference not be offset by a corresponding decline in the value of the portfolio loans?

Please see the response to Comment 2(a) above.  Further, a purchase at an attractive price in relationship to par value may be the same price at which the Company bought or values its position or even a higher price than the Company's prior purchases or valuations.

d)	How does the Fund account for the amortization of market discount and the accrual of unrealized appreciation on debt securities acquired at a market discount?

Amortization of premiums and discounts are accounted for using the “interest method” under FASB ASC 946-320-35-20 and as explained in FASB ASC 310-20-35-18 to effect a constant effective yield.  Any accrual of unrealized appreciation or depreciation is calculated by comparing the difference between amortized cost and fair market value.

If, for example, the Company purchases an instrument at 93% of principal with 7 years remaining to maturity, the Company will amortize 1% per year into income and cost (assuming the instrument remains performing).  If, due to market changes or improvements in the creditworthiness of the issuer, the instrument is valued at a price higher than the Company's

Securities and Exchange Commission
March 8, 2011

amortized cost, the Company will record an unrealized gain.  As the instrument comes closer to maturity (assuming it remains performing), the amortized cost and value will tend to converge, both arriving at par upon repayment.  Parallel principles apply with respect to losses in value.

e)	Does the Fund make distributions to shareholders attributable to the amortization of market discount? If so, please disclose where the cash comes from.

The Company has historically made distributions to shareholders from accumulated net investment income and from net realized capital gains, as applicable.  The Company follows accrual based accounting for income and expenses and has not had any “working capital” issues or concerns since its initial public offering ("IPO") almost seven years ago.  In some quarters accrued income exceeds cash income/receipts, in other quarters cash income/receipts exceeds accrual income and over time the two generally balance out.  There also have been no trends of increasing leverage over that period due to any cash “shortfall” or timing issues.  These elements reflect the ongoing long-term business operations of the Company.  The Company has added disclosure that over time it expects that distributions of income will be sourced from income.

f)	Does the Fund pay incentive fees to the adviser attributable to the amortization of market discount. If so, please disclose where the cash comes from.

Please see response above for item 2(d) and 2(e).  In effect, the Company both makes distributions to shareholders and, if the applicable quarterly hurdle is satisfied, pays income incentive fees to its adviser that may in part be based on amortized income.  Such distributions are sourced from income as described above.  All income and expense is accrued for as discussed above.

3.       Please revise the fifth paragraph of the same section to present the weighted average yields, as of a current date, on the Fund's subordinated debt portfolio, senior secured loan portfolio, and total debt portfolio. Please also describe the composition of the Fund's portfolio, as of a current date, with respect to the types of securities and their relative percentages.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-3.

Securities and Exchange Commission
March 8, 2011

4.       With respect to the "Determination of Net Asset Value," discussed on pages 3 and 15:

a)
Please clarify whether the board uses the "independent valuation firm" to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820").

The Company's Board of Directors has always used independent valuation firms chosen by the Board to assist it with the valuation of securities whose quotes are either not readily available as required by the 1940 Act or deemed not to represent fair value.  Except for U.S.  Treasury securities, all securities held as of December 31, 2010 have been classified as Level 3.

b)	Please identify the independent valuation firm that the Fund uses.

The Company's independent valuation firms are engaged by the Company at the direction of its Board of Directors.  Currently, CBIZ, Murray Devine, and Valuation Research Corp. serve as the Company's independent valuation firms.

c)
Please inform us whether the board has approved the valuation methodology of the valuation firm that it uses and whether the board also reviews regularly the accuracy of such methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Independent valuation firms use the various valuation methods set forth in Topic 820.  Accordingly, the Board has not approved a particular methodology.  Rather, as described in the base prospectus, under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Valuation of Portfolio Investments", the Board reviews the factual data, methodology or methodologies and results, together with other inputs, in arriving at fair valuation.  The Board performs this review quarterly and consequently is able over time to confirm the usefulness of being able to review the results of multiple methodologies, including through backtesting.

Securities and Exchange Commission
March 8, 2011

d)	Please explain to us why it is not a conflict of interest for AIM and AGM, or any other firm that has a role in selecting the Fund's investments, to participate in the valuation of those investments.

AIM helps facilitate each valuation firm's process by providing the firm with valuation data and other requested information.  The firm may use or reject the use of such data and information in its valuation process.  Similarly, the Board may ignore or use such information and data in its discretion in the course of arriving at its valuations.  AIM generally has a more in-depth understanding of the issuer than other market participants.  Inasmuch as AIM does not value the Company's portfolio securities, the Company believes that any conflict of interest arising in connection with the role they perform in the valuation process is minimal.  AGM controls AIM, but does not have a day-to-day role in the operations of the Company.

5.       The section, "Dividends on Common Stock," on page 4, states that "we may not be able to maintain the current level of dividend payments, including due to regulatory requirements." Please explain to us what "regulatory requirements" are referred to in this statement?

"Regulatory requirements" refers to the requirements set forth under Section 18 of the 1940 Act.  While the Company has certain senior securities outstanding, it is prohibited from making any distributions to its stockholders or repurchasing such securities unless the Company is able to meet the applicable asset coverage ratio required by Section 18(a)(1)(A) as modified by Section 61 of the 1940 Act.

6.       Please disclose whether all quarterly distributions will be made from cash paid, or realized, from the Fund's portfolio investments. If any of these quarterly distributions may include returns of the offering proceeds or of paid-in capital, please add appropriate disclosure.

Quarterly distributions to date have not included returns of capital and have been in cash.  While the Company currently intends to pay future dividends in cash, the Company has the ability, among other options, to pay future dividends partially in stock or out of capital or proceeds.  The Company has added appropriate disclosure regarding the expected source of distributions.

Securities and Exchange Commission
March 8, 2011

7.       Although the registration statement is being used to register preferred shares, the section "Dividends on Preferred Stock, on page 4, states that the Fund "may issue preferred stock from time to time, although we have no immediate intention to do so." The title of a subsection, on page 14, is: "We may in the future determine to fund a portion of our investment with preferred stock..." Please inform us whether the Fund may issue preferred shares within one year of this registration statement being declared effective. If it may do so please disclose this possibility and include the costs of issuance in the fee table.

The Company does not currently anticipate issuing any preferred shares within one year of the Registration Statement being declared effective.  The Company therefore believes the current disclosure is accurate.  The issuance of preferred shares will depend on a variety of market and regulatory factors that could change dramatically during the effectiveness of the registration statement.

8.       The section, "Plan of Distribution," on page 5, mentions that the maximum compensation to underwriters or dealers may not exceed 8% of the aggregate offering price of the Fund's securities. Please inform us what the actual sales load is anticipated to be on the Fund's shares.

The Company does not anticipate making any offerings at this time.  At the time of an offering, the actual underwriting discount on the Company's shares of common stock will be disclosed in a prospectus supplement.  The actual underwriting discount to be paid by the Company on share offerings is anticipated to range from no underwriting discount (in the case of an offering directly by the Company without brokers or underwriters) to up to 5.0% (in the case of a fully underwritten offering).

Fees and Expenses, page 6

1.       Please revise the second sentence in the narrative preceding the fee table to state: "we caution you that the percentage indicated for 'Other Expenses' in the table below is an estimate and may vary."

Securities and Exchange Commission
March 8, 2011

The second sentence in the narrative preceding the fee table has been revised as requested.

2.       As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that this amount corresponds to the amount presented in the financial statements.

The Company's fee table and corresponding financial statements are represented and presented exactly as requested by the SEC as the result of a lengthy BDC sweep examination regarding incentive compensation conducted by the SEC in 2004 and 2005.  The Company continues to believe these prior SEC directives are consistent with U.S. GAAP and requires the Company to ignore unrealized capital appreciation in computing its accrued liability and expense for capital gains based incentive compensation.

The following paragraphs outline the Company's views on the Staff’s recent accounting question underlying the comment.

In 2004 and 2005, the Fort Worth Regional Office represented the SEC in a lengthy, in-depth sweep examination of BDC incentive compensation that included the accounting calculations and methodology as well as all disclosures, including the fee and hypothetical expense tables “to allow investors to assess its impact on the Registrant’s expenses (See Form N-2 instruction 7.b to Item 3.1).”  In particular, the sweep included a careful review of BDC registration and financial statements and a determination by the SEC of the proper format, contents and detailed footnotes, including for the fee and hypothetical expense tables regarding incentive compensation.  As a result of that sweep and nearly a year of detailed discussions with the Staff, the Company was instructed by the Staff on a number of items, including how the SEC wanted the Company to calculate the capital gains portion of the incentive fee and how the Company should reflect and convey such calculation and methodology in its various disclosure statements (again, including how to incorporate them into the Company’s fee and hypothetical expense tables and detailed footnotes within its registration statements, among other places). Please note that the fee table is required to be derived from the financial statements of the BDC and the fact that the SEC did not at that time require any accruals of the type mentioned in this comment evidences that the SEC has been of the view that such accruals are not consistent with GAAP.  Again, there was no instruction, direction or suggestion at any point during this nearly year-long study of BDC incentive compensation that the Company should post and adjust liability and expense accruals for possible future incentive compensation that might become payable in respect of unrealized capital appreciation.  The SEC

Securities and Exchange Commission
March 8, 2011

also directed the Company to amend its investment advisory agreement specifically to reflect all such changes.

The Company is not aware of any change in accounting standards that would suggest any of these conclusions previously reached by the SEC should be revisited.  ASC 946-20-25-10 for investment companies continues to require that investment companies accrue advisory compensation based on the terms of the advisory agreement in effect and, as a consequence of the mandatory BDC investment advisory agreement provision referred to below, prohibits BDCs from taking unrealized capital appreciation into account in determining accruals under their investment advisory agreements.  BDC managers are prohibited by statute (Section 205 of the Investment Advisers Act) from earning or being paid any amount of incentive compensation that takes into account in any way any unrealized capital appreciation, and the Company's investment advisory agreement reflects this statutory prohibition.  ASC 946-20-25-10 states that "performance fees by an investment adviser under an investment advisory agreement shall be accrued at interim dates based on actual performance through the accrual date."  Both Section 205 of the Investment Advisers Act and the Company's investment advisory agreement prohibit it from including unrealized capital appreciation in its actual performance for this purpose.  This prohibition is also consistent with instruction 7.a to item 3 of Form N-2 with regard to the fee table, which permits inclusion of only those investment advisory and other management fees that are “payable to the investment adviser or its affiliates”.  As demonstrated above, unrealized appreciation is not a permissible component of any fee payable by the Company to the investment adviser.

The FASB's current definitions and guidance under its Conceptual Framework — Elements and Recognition lead to the same conclusion.  These state "A liability of an entity is a present economic obligation for which an entity is the obligor."  "An economic obligation is an unconditional promise or other requirement to provide or forgo economic resources, including through risk protection."  "An entity does not have a present unconditional obligation for future actions it expects or intends to take but cannot be compelled to take…"  "The Board [FASB] agreed that the existence of a present obligation distinguishes a liability from a general risk."  Due to the operation of Section 205 and the conforming provisions of the Company's investment advisory agreement, the Company has no obligation (contingent or otherwise) in respect of unrealized capital appreciation.

It has been asserted recently that TIS 6910.29, which requires private unregistered investment partnerships to provide accruals for incentive compensation attributable to unrealized appreciation could also be applicable to BDCs.  However, TIS 6910.29 by its terms applies only to private unregistered investment partnerships and does not purport to apply to BDCs, which are publicly traded corporations whose stockholder returns are driven by public stock price movements and dividends paid.  Private unregistered investment partnerships follow partnership accounting, which BDCs do not follow.  The Company recognizes that a BDC’s treatment of unrealized capital appreciation is different than recent guidance for private unregistered

Securities and Exchange Commission
March 8, 2011

investment partnerships and believes there are several important reasons for this difference.  These differences, which were appropriately considered and reflected in the SEC's prior exhaustive directives regarding BDC incentive compensation, include fundamental differences in legal structure, operations and investor patterns from other types of entities.  A new introduction of liability and expense accruals for remote contingencies of incentive compensation attributable to the possible future realization of unrealized capital appreciation not payable to the investment adviser would, the Company respectfully submits, in fact be very misleading and confusing to investors in the Company and most other BDCs.  On the other hand, the incentive compensation arrangements applicable to substantially all private unregistered investment partnerships are based on total return, which includes unrealized capital appreciation.  Hedge funds, for example, pay incentive compensation frequently -- monthly, quarterly or annually.  Generally on a quarterly basis, even private equity funds pay a portion of the manager's total return-based tax accruals for incentive compensation.  Finally, AICPA SOP 3-4 and 95-2 further supports the distinction between BDCs and private unregistered investment partnerships by clearly differentiating public entities from non-public entities in their various conclusions. Considering the detailed instructions previously dictated by the SEC, the Company is not aware of any formal change in the SEC’s prior mandate or of any other new accounting standards or official pronouncements that would suggest BDCs should adhere to what the Company believes to be inapplicable methodologies for private partnerships as set forth in TIS 6910.29.

Therefore, and for all the above noted reasons and others which the Company would be pleased to discuss with the Staff, the Company believes the Staff’s suggestion should be handled through additional footnote disclosures or, as suggested by FASB principles, in additional risk disclosures.

3.       The disclosure, on page 21 states: "We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees." If the expenses incurred indirectly by the Fund as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Fund Fees and Expenses," to the fee table with an estimate of the expenses. See Instruction 10.a. to Item 3 of Form N-2.

The Company has no investments in "other investment companies," but in the event the Company makes such investments it will add the appropriate disclosure in a prospectus supplement at the time of a registered offering.

Securities and Exchange Commission
March 8, 2011

4.       Note "4" states that "'net assets attributable to common stock' equal net assets as of March 31, 2010." Net assets attributable to common stock should be the average net assets for the year and not net assets at the end of the year. Please revise the fee calculations based on average net assets for the year.

The Company respectfully disagrees with this comment.  The General Instructions to Item 3 of Form N-2 suggests that the Company may use net assets, not the average.  The appropriateness of using the “end of period net assets” is reinforced by instruction 7.a to Item 3.1, which applies to business development companies, regarding the management fee calculation, which is one part of the total calculation and also requires end of period data.   To revise the disclosure as requested could be potentially misleading to investors.

5.       Please move the line item, "interest and other credit facility related expenses on borrowed funds," above the line item, "other expenses."

The line item, "interest and other credit facility related expenses on borrowed funds," has been moved as requested.

6.       Please provide the supporting calculations for the expenses in the example.

Supporting calculations for the expenses shown in the example will be furnished to the staff.

Risks Relating To Our Business and Structure, page 10

1.       The disclosure, on page 12, states: the Fund will invest in "original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements are included in income before we receive any corresponding cash payments. We also may be required to include in income

Securities and Exchange Commission
March 8, 2011

certain other amounts that we do not receive in cash." Please disclose the risks created by investing in OID and market discount instruments, including the following:

a)
The higher interest rates of OID and market discount instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are arguably irrelevant to the adviser, who collects and higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b)
OID and market discount instruments may have unverifiable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c)	OID and market discount instruments generally represent a significantly higher credit risk than coupon loans.

d)
OID or market discount income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

e)
In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loans' LTV at a compounding rate.

f)	OID and market discount instruments create the risk of non-refundable cash payments to the advisor based on non-cash accruals that ultimately may not be realized.

The Company believes that nearly all of the statements requested would be inaccurate when applied to market discount instruments and that the Company's current disclosures, which were revised in the comment process in prior years, address the staff's

Securities and Exchange Commission
March 8, 2011

underlying concerns.  Please see our response for item 2(e) with regard to accrual based accounting. Since the Company's IPO, it has never had any working capital concerns or increased leverage trends over any extended period.

As you have requested in the course of our telephonic discussions, the Company will briefly outline the relationship between OID, market discount and interest deferral features, such as PIK.   OID occurs if, at the time of issuance, the Company acquires an instrument for less than its principal at maturity.  Market discount (MD) occurs if, at any time after issuance, the Company acquires an instrument for less than its principal at maturity (or for less than the adjusted original issue price if the instrument was issued with OID).  Interest deferral features occur (1) when the borrower is contractually permitted to defer payment of cash interest, which then increases the amount owed at a subsequent date, which may be prior to maturity or at maturity or (2) when the instrument itself provides for periodic increases in principal rather than any interest payment.  The Company does not generally invest to a significant extent in instruments with significant OID either at issuance or in the secondary market.  Debt instruments may experience MD without regard to whether they were issued with OID and in fact most long-term debt instruments trade either with MD or at a premium rather than at principal amount due to a host of factors only one of which is perceived credit risk.

As a consequence of the foregoing characteristics, the statement in item (a) that "the higher interest rates of OID and market discount instruments reflect the payment deferral and credit risk associated with them" is inaccurate.  The statement would be true of some interest deferral instruments (which, as discussed above, may or may not be OID instruments), but even then the statement would apply only on a case by case basis.  The risk factor "We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income" discloses the potential conflicts mentioned in item (a).  Please also see our response to item 2(e).

Although, as stated in item (b), OID and MD instruments may have unverifiable valuations, this is true of any privately issued instrument and would not be caused by the need for continuing judgments about collectibility and collateral value to any greater extent for OID and MD instruments than for non-OID or non-MD instruments.

Based on the explanations above, the statement in item (c) is not accurate.  Securities of AAA companies that trade with MD or were issued with OID do not carry higher credit risk than their coupon loans.  Nonetheless, the Company has added disclosure to the effect that loans structured with interest deferral features may represent higher credit risk than loans the interest on which must be paid in full in cash on a regular basis.

Securities and Exchange Commission
March 8, 2011

With respect to item (d), the Company does not believe there is any uncertainty regarding the source of its cash distributions.  Further, the cash to pay distributions in respect of accruals for deferred interest, MD or OID is as likely to come from repayments on or sales of other deferred interest, MD or OID instruments where the cash receipts have now matched the prior accruals and represents excess cash over GAAP income as it is to come from proceeds.

With respect to item (e), interest deferrals are taken into income and, because the Company calculates the base management fee quarterly in arrears and distributes substantially all of its income quarterly, do not increase assets under management for purposes of AIM's base fee.

The risk factor "We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income" addresses the matter described in item (f).

2.       Please disclose the percentage of the Fund's yield and unrealized capital gain that is attributable to OID and market discount.

The Company’s investments with OID, MD or deferred interest fluctuate quarter to quarter and year to year, and the variations have not had any material effect on operations, working capital or dividends to shareholders since the Company’s IPO in 2004.  Almost all of the Company's portfolio investments at some point have MD or market premium and few have OID as of December 31, 2010.  With respect to instruments with interest deferrals, the amount also fluctuates for reasons bearing no relationship to the terms of the instruments.  For example, some obligors have the right to defer interest but do not use it, while others may defer for a time for short-term capital needs and then pay off the accrued interest.  Consequently, the Company believes such disclosure would not meaningfully reflect material ongoing characteristics of its portfolio.

3.       With respect to the subsection, "provisions of the Maryland General Corporation Law...could deter takeover attempts...," on page 17, please provide a representation that the Fund will not amend its by-laws to repeal the exemption from the "Maryland Control Share Acquisition Act" without first seeking the staff's permission to do so, having regard for the provisions of Section 18(i) of the 1940 Act.

Securities and Exchange Commission
March 8, 2011

The Company has modified the disclosure to add that the Company will give the SEC prior notice if the Board determines to elect that the Maryland Act apply to it.

Dividends, page 29

Please also show dividends per share for the two quarters ended September 30, 2010.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-19.  This conforms to the established protocol of the Company to have the base prospectus focus on periods through the most recently completed fiscal year and the prospectus supplement focus on the interim periods, which change each quarter.

Selected Financial Data, page 32

Please show the results of operations and the per-share and balance sheet data for the two quarters ended September 30, 2010.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-4.

Portfolio and Investment Activity, page 37

1.       Wherever the Fund's investments and their yields "at March 31, 2010" are presented, please update the information to a more current date.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-11.

2.       Please disclose the number and percentage of the Fund's portfolio securities that are currently in default or on non-accrual status or that have payments currently in arrears.

Securities and Exchange Commission
March 8, 2011

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 41

Please disclose the Fund's investment income, expenses, net investment income, net realized gains, net realized appreciation, and net increase in net assets from operations for the first two quarters of the Fund's 2011 fiscal year, ended on September 30, 2010.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 43

1.       With respect to the disclosure about the revolving credit facility, on pages 13 and 43, and "Note 12" to the financial statements, please address the following issues.

a)
Does the revolving credit facility involve a subsidiary set up to hold Fund assets that serve as collateral for loans made under the credit facility? Will portfolio assets be transferred to a subsidiary entity in a sale transaction?

The revolving credit facility does not involve a subsidiary designed to hold Company assets that serve as collateral for loans made under the credit facility.  Under the facility, portfolio assets are not transferred to a subsidiary entity in a sale transaction.

b)	Alternatively, will the collateral assets remain consolidated on the Fund's balance sheet and count for the Fund's asset coverage requirements under the 1940 Act?

Under the facility, the collateral assets remain on the Company's balance sheet and count for its asset coverage requirements under the 1940 Act.

Securities and Exchange Commission
March 8, 2011

c)	In the event of "non-compliance with certain covenants," would the lender have contractual rights to seize Fund assets without adjudication?

The lender would have contractual rights to seize and sell Company assets without adjudication in an event of default, which could occur in connection with non-compliance with certain covenants.

2.       Please explain to us why the Fund uses its wholly-owned subsidiary, "AIC Holdco," to make investments indirectly through the various AIC Holdco SPVs. Does the Fund use this structure to make investments that it could not make directly? For example, in the case of the total return swap, does the use of a non-investment company subsidiary and non-recourse financing permit the Fund to use leverage that is not counted against its 200% limit? Please revise the disclosure to describe the AIC Holdco structure and its investments in plain English.

The Company established AIC Holdco as a holding company to facilitate making certain investments outside of the Company's senior credit facility.  The Company did not intend  use of this structure in order to make investments that it could not make directly.  One or more of AIC Holdco's subsidiaries may employ leverage that, if it were incurred as senior securities, would in isolation result in such subsidiary having asset coverage of less than 200%.  As of the date of this letter, we do not believe that leverage which is non-recourse to the Company is attributable to the Company for purposes of the 200% asset coverage ratio set forth in the 1940 Act.  The Company has simplified its description of these investments.

Dividends, page 46

Please disclose in the table the dividends paid by the Fund during the first two quarters of the current fiscal year.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission
March 8, 2011

Price Range of Common Stock, page 55

Please add to the chart the common stock price ranges for the first two quarters of the Fund's 2011 fiscal year. See Item 8.5.b. of Form N-2.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Price Range of Common Stock.

Apollo Investment, page 57

Please provide the yield and portfolio composition information in this section as of a current date.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Investments, page 59

1.       Please provide the portfolio composition information in this section as of a current date, as is done in the "Portfolio Companies" subsection on page 92.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission
March 8, 2011

2.           Please address the following issues raised by the disclosure in this subsection that the Fund may securitize its portfolio assets.

a)
Will the SPV be an investment company? In the alternative, will the SPV be deemed not to be an investment company by Rule 3a-7 under the 1940 Act or will relief be sought that permits the SPV to be ignored by means of a "look-through" from the Fund to the SPV's assets? Will the SPV be an eligible portfolio company?

b)
The disclosure states that the securities issued by the SPV will be "investment grade." The Fund's portfolio assets, however, are not generally investment grade. How will the SPV's securities achieve investment grade ratings?

c)
Please disclose that, because of adverse selection in the Fund's portfolio and the residual interests retained on the Fund's balance sheet, to the extent that the Fund engages in securitization investing in its shares will be riskier.

d)	Will the SPV be consolidated in the Fund's financial statements?

e)	Will the securitized assets count for purposes of the Fund's 200% asset coverage requirement?

f)	Will the transfer of portfolio assets to the SPV trigger the realization of their capital appreciation for purposes of the calculation of adviser's capital gain incentive fee?

g)
Please provide us with more information about how the Fund will make the investments referred to in the statement: "we may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes."

Any SPV will not likely be an investment company or a Rule 3a-7 company.  The SPV will also not likely be consolidated in the Company's financial statements.  Additionally, the Company reserves the right in the future to enter into any type of securitization transaction permitted under the 1940 Act and as such cannot provide the specific details you requested since the answers to your questions with regard to any future securitizations structure will depend upon the facts and circumstances of the specific securitization.

Securities and Exchange Commission
March 8, 2011

Plan of Distribution, page 151

The disclosure states that "pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement." Please respond to the following issues raised by this disclosure:

a)	Are there currently any privately-placed shares outstanding, or does the Fund intend to do any private placements, that require the Fund to pay the costs of the resale registration?

Currently, there are no privately-placed shares outstanding nor does the Company currently anticipate any private placements that would entail registration rights requiring the Company to pay the costs of resale registrations.

On January 25, 2011, the Company closed on its private offering of 5.75% senior unsecured convertible notes due 2016.  The convertible notes and the shares of common stock issuable upon conversion of the convertible notes have not been registered under the 1933 Act or any applicable state securities laws.  Note holders do not have any registration rights and the Company will not file a shelf registration statement for the resale of the convertible notes or the common stock issuable upon conversion of such notes.   After the notes have been held for six months, under Rule 144 any shares of common stock obtained upon conversion will be freely saleable by non-affiliates.

b)	Does the Fund's board always make a good faith determination with respect to a commitment by the Fund to pay the expenses of a resale registration?

The Company has never had a commitment to pay the expenses of a resale registration.

c)	If the Fund expects to file any resale registrations during the coming year, please include the estimated expenses of these resale registrations in the fee table.

The Company does not expect to file any resale registrations during the coming year.

d)	Will the Fund make private placements at a market price below NAV?

Securities and Exchange Commission
March 8, 2011

The Company does not currently know if it will make any private placements at a market price below NAV.  The Company believes that a private placement of shares at a price below NAV does not present any different issues than a registered sale below NAV.

e)	If the Fund intends to make private placements, please disclose, where appropriate, the dilution risk created.

The Company does not currently anticipate making any private placements. In the event the Company does make such private placements, it will include dilution risks if applicable.

f)	Will the Fund's private placements rely on Section 4(2) of the 1933 Act, by means of the Rule 506 safe harbor of Regulation D?

The Company does not currently anticipate making any private placements and therefore does not know if any potential private placements will rely on Section 4(2) of the 1933 Act, Regulation 5 or some other exception.

Financial Statements

1.       The consent included in the Form N-2 references the audit opinion dated May 26, 2010. Why does the Report of Independent Registered Public Accounting Firm dated May 26, 2010 not contain the statement that securities have been confirmed or physically examined to substantiate their existence? Please refer to the Audit Guide, AAG- INV 11.08.

Based on conversation with our public accounting firm, we have the following understanding of requirements in this area.  The Audit Guide addresses the audit requirements of investment companies registered under the 1940 Act.  Paragraph 11.08 of the Audit Guide specifically requires an audit report of a registered investment company to include a statement that securities have been confirmed or physically examined to substantiate their existence.  Business development companies, however, are required under Section 64(a) of the 1940 Act to prepare financial statements pursuant to Section 13 of the Securities Exchange Act of 1934 and such Section 13 does not contain that same audit report requirement.   The Report of Independent Registered Public Accounting Firm for the Company therefore is not required to include the referenced statement.

Securities and Exchange Commission
March 8, 2011

2.       Cash Equivalents at March 31, 2010 were $449,828,000. What is the composition of cash and cash equivalents? Do any of the cash equivalents have associated AFFE?

The cash equivalents at March 31, 2010 were composed of US T-Bills, as noted on the Company’s Schedule of Investments.  Accordingly, they do not have any associated AFFE.

General

1.       We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Duly noted.

2.       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

On November 17, 2010, the Company filed an Amendment No. 1 to an application for an order pursuant to Sections 57(c) and (i) of the 1940 Act and Rule 17d-l promulgated thereunder, authorizing certain principal and joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4) of the 1940 Act.

3.       Please disclose supplementally whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

The Company does not currently contemplate a registered offering, therefore FINRA has not reviewed any underwriting terms or arrangements.

Securities and Exchange Commission
March 8, 2011

*           *           *

The Company is eager to have the registration statement declared effective promptly.  Accordingly, we would appreciate resolving any open questions with you over the next two weeks.

Securities and Exchange Commission
March 8, 2011

Please call either Veronica Castillo at 212-735-3859 or Richard Prins at 212-735-2790.

Sincerely,
/s/ Richard T. Prins
Richard T. Prins

As filed with the Securities and Exchange Commission on  March       , 2011
Securities Act Registration No. 333- 170519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM N-2

Registration Statement under the Securities Act of 1933

Pre-Effective Amendment No. 1
Post-Effective Amendment No. _______

Apollo Investment Corporation
(Exact Name of Registrant as Specified in the Charter)

9 West 57th Street
New York, NY 10019
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 515-3450

John J. Suydam
Cindy Z. Michel
c/o Apollo Investment Corporation
9 West 57th Street
New York, NY 10019
(Name and Address of Agent for Service)
_________________

Copies to:

Richard T.  Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
_________________

Approximate date of proposed public offering:
From time to time after the effective date of this Registration Statement
_________________

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box     ☒

It is proposed that this filing will become effective (check appropriate box):

☒   when declared effective pursuant to section 8(a)
If appropriate, check the following box:
☐   this ________ amendment designates a new effective for a previously filed ________ registration statement.
☐   this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective date is __________.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share(2)
Preferred Stock, $0.001 par value per share(2)
Warrants(3)
Debt Securities(4)
Units(5)
Purchase Contracts(6)
Total(7)			$1,500,000,000 (1)	$ 106,950(1)
____________________

(1)
Estimated pursuant to Rule 457(o) solely for the purpose of determining the registration fee.  The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.  $19,337.37 was previously paid in relation to $492,045,000.00 (out of $1,000,000,000) of securities remaining issuable under the Registrant's registration statement no. 333-153879, filed on October 7, 2008 which will be included in this registration statement upon its being declared effective.

(2)	Subject to Note 7 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time.

(3)
Subject to Note 7 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(4)
Subject to Note 7 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time.  If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $1,500,000,000.

(5)
Subject to Note 7 below, there is being registered hereunder an indeterminate principal amount of units issuable upon conversion or exchange of securities registered hereunder to the extent any such securities, are, by their terms convertible into or exchangeable for units, including upon the exercise of warrants or delivery upon settlement of purchase contracts. Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities.

(6)
Subject to Note 7 below, there is being registered hereunder an indeterminate principal amount of purchase contracts issuable upon conversion or exchange of securities registered hereunder to the extent any such securities are, by their terms convertible into or exchangeable for purchase contracts. Each purchase contract obligates the registrant to sell, and the holder thereof to purchase, an indeterminate number of debt securities, common stock, preferred stock or other securities registered hereunder.

(7)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $1,500,000,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Preliminary Base Prospectus dated March       , 2011

Subject to Completion

$1,500,000,000
Common Stock
Preferred Stock
Warrants
Debt Securities
Units
Purchase Contracts

Apollo Investment Corporation is a closed-end, non-diversified management investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, or 1940 Act. Our primary investment objective is to generate current income and capital appreciation. We invest primarily in the form of subordinated debt, as well as by making investments in certain senior secured loans and/or equity in private middle market companies. From time to time, we may also invest in the securities of public companies. We fund a portion of our investment with borrowed money, a practice commonly known as leverage. We can offer no assurances that we will continue to achieve our objective.

Apollo Investment Management, L.P., an affiliate of Apollo Global Management, LLC, a leading private equity investor, serves as our investment adviser. Apollo Investment Administration, LLC provides the administrative services necessary for us to operate.

We may offer, from time to time, in one or more offerings, together or separately, up to $1,500,000,000 of our common stock, preferred stock, debt securities, units, purchase contracts or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the “securities.” The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “AINV.” The last reported closing price for our common stock on March       , 2011 was $        per share.

This prospectus, and the accompanying prospectus supplement, contains important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 9 West 57th Street, New York, NY 10019 or by calling us collect at (212) 515-3450 or on our website at www.apolloic.com. The SEC also maintains a website at www.sec.gov that contains such information free of charge.
_________________

Investing in our securities involves a high degree of risk and is highly speculative. Before buying any securities, you should read the discussion of the material risks of investing in our securities in “Risk Factors” beginning on page 7 of this prospectus.
_________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
_________________

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement. We will update these documents to reflect material changes. Our business, financial condition, results of operations and prospects may have changed since then.

Prospectus Summary	1
Fees and Expenses	6
Risk Factors	9
Use of Proceeds	29
Dividends	30
Selected Financial Data	32
Forward-Looking Statements	33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Sales of Common Stock Below Net Asset Value	47
Price Range of Common Stock	52
Business	53
Management	65
Certain Relationships	81
Control Persons and Principal Stockholders	82
Portfolio Companies	83
Determination of Net Asset Value	92
Dividend Reinvestment Plan	93
Material U.S. Federal Income Tax Considerations	94
Description of our Capital Stock	101
Description of our Preferred Stock	108
Description of our Warrants	110
Description of our Debt Securities	112
Description of our Units	128
Description of our Purchase Contracts	129
Regulation	131
Custodian, Transfer and Dividend Paying Agent, Registrar and Trustee	135
Brokerage Allocation and Other Practices	135
Plan of Distribution	137
Legal Matters	138
Independent Registered Public Accounting Firm	138
Available Information	138
____________

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $1,500,000,000 of our common stock, preferred stock, debt securities, units, purchase contracts or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering.  The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the

i

securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. If applicable, the prospectus supplement will identify any selling stockholders acting under the terms of certain registration rights agreements we may enter into from time to time.  The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the headings “Available Information” and “Risk Factors” before you make an investment decision.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. In this prospectus and any accompanying prospectus supplement, except where the context suggests otherwise, the terms “we”, “us”, “our” and “Apollo Investment” refer to Apollo Investment Corporation; “Apollo Investment Management”, “AIM” or “investment adviser” refers to Apollo Investment Management, L.P.; “Apollo Administration” or “AIA” refers to Apollo Investment Administration, LLC; and “Apollo” refers to the affiliated companies of Apollo Investment Management, L.P.

APOLLO INVESTMENT

Apollo Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended (the “Code”).

Our primary investment objective is to generate current income and capital appreciation. We invest primarily in the form of subordinated debt , as well as by making investments in certain senior secured loans and/or equity in private middle market companies . From time to time, we may also invest in the securities of public companies.

Our portfolio is comprised primarily of investments in subordinated debt, sometimes referred to as mezzanine debt, and senior secured loans of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $200 million. From time to time our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion.  While our primary investment objective is to generate current income and capital appreciation through investments in U.S. senior and subordinated loans, other debt securities and equity, we may also invest a portion of the portfolio in opportunistic investments, including foreign securities.   Most of the debt instruments we invest in are unrated or rated below investment grade, which is an indication of having predominantly speculative characteristics with respect to the capacity to pay interest and principal.   See “Risk Factors—Risks Related to Our Investments.”

AIM and its affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that any such order will be obtained.

During our fiscal year ended March 31, 2010, we invested $716 million across 5 new and 24 existing portfolio companies, primarily through opportunistic secondary market purchases. This compares to investing $435 million in 12 new and 13 existing portfolio companies for the previous fiscal year ended March 31, 2009. Investments sold or prepaid during the fiscal year ended March 31, 2010 totaled $452 million versus $340 million for the fiscal year ended March 31, 2009. The weighted average yields on our senior secured loan portfolio, subordinated debt portfolio and total debt portfolio as of March 31, 2010 at our current cost basis were 8.5%, 13.5% and 11.8%, respectively. At March 31, 2009, the yields were 8.2%, 13.2%, and 11.7%, respectively.

Our targeted investment size typically ranges between $20 million and $250 million, although this investment size may vary proportionately as the size of our available capital base changes. At March 31, 2010, our net portfolio consisted of 67 portfolio companies and was invested 30% in senior secured loans, 59% in subordinated debt, 1% in preferred equity and 10% in common equity and warrants measured at fair value versus 72 portfolio companies invested 26% in senior secured loans, 58% in subordinated debt, 5% in preferred equity and 11% in common equity and warrants at March 31, 2009.

Since our initial public offering in April 2004 and through March 31, 2010, our invested capital totaled $6.3 billion in 128 portfolio companies. Over the same period, Apollo Investment completed transactions with more than 85 different financial sponsors.

At March 31, 2010, 64% or $1.6 billion of our income-bearing investment portfolio is fixed rate debt and 36% or $0.9 billion is floating rate debt, measured at fair value. On a cost basis, 65% or $1.8 billion of our income-bearing investment portfolio is fixed rate debt and 35% or $1.0 billion is floating rate debt. At March 31, 2009, 70% or $1.5 billion of our income-bearing investment portfolio was fixed rate debt and 30% or $0.7 billion was floating rate debt, measured at fair value. On a cost basis, 66% or $2.0 billion of our income-bearing investment portfolio is fixed rate debt and 34% or $1.0 billion is floating rate debt.

ABOUT APOLLO INVESTMENT MANAGEMENT

AIM, our investment adviser, is led by a dedicated team of investment professionals. The investment committee of AIM currently consists of James C. Zelter, our Chief Executive Officer and a Vice President of the general partner of AIM; Patrick J. Dalton, our President and Chief Operating Officer and a Vice President of the general partner of AIM; Rajay Bagaria, a Partner of AIM; and Justin Sendak, a Partner of AIM. Mr. Dalton is also the Chief Investment Officer of AIM.  The composition of the investment committee of AIM may change from time to time. AIM draws upon Apollo Global Management, LLC and its consolidated affiliates ("AGM") 20 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 150 companies since inception.

ABOUT APOLLO INVESTMENT ADMINISTRATION

In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and record keeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third-party service providers. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

OPERATING AND REGULATORY STRUCTURE

Our investment activities are managed by AIM and supervised by our board of directors, a majority of whom are independent of Apollo and its affiliates. AIM is an investment adviser that is registered under the Investment Advisers Act of 1940, or the Advisers Act. Under our investment advisory and management agreement, we pay AIM an annual base management fee based on our average gross assets as well as an incentive fee. See “Management—Investment Advisory and Management Agreement.”

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. See “Regulation.”

We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. For more information, see “Material U.S. Federal Income Tax Considerations.”

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of our total assets minus our liabilities by the total number of our shares outstanding.

In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Market quotations may be deemed not to represent fair value in certain circumstances where AIM believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes to not reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by, or under the direction of, our board of directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our investment adviser, independent valuation firms, and the audit committee. Because there is no readily available market value for a significant portion of the investments in our portfolio, we value these portfolio investments at fair value as determined in good faith by the board of directors.

Due to the inherent uncertainty of determining the fair value of our investments, the value of our investments may differ significantly from the values that would have been used had a readily available market existed for such investments, and the differences could be material. Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current accounting standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements. For more information, see “Determination of Net Asset Value.”
USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities pursuant to this prospectus for general corporate purposes, which include investing in portfolio companies in accordance with our investment objective and strategies and repaying indebtedness incurred under our senior credit facility.

We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Our portfolio currently consists primarily of investments in long-term subordinated debt, referred to as mezzanine debt, and senior secured loans of private middle-market companies, and from time to time includes equity interests such as common stock, preferred stock, warrants or options. Pending such investments, we will use the net proceeds of an offering to invest in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment, to reduce then-outstanding obligations under our credit facility or for other general corporate purposes. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering. For more information, see “Use of Proceeds.”

DIVIDENDS ON COMMON STOCK

We intend to continue to distribute quarterly dividends to our common stockholders, however, we may not be able to maintain the current level of dividend payments, including due to regulatory requirements. Our quarterly dividends, if any, will be determined by our board of directors. We expect that our distributions to shareholders generally will be from accumulated net investment income and from net realized capital gains, as applicable.   For more information, see “Dividends.”

DIVIDENDS ON PREFERRED STOCK

We may issue preferred stock from time to time, although we have no immediate intention to do so. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock will be quarterly.

DIVIDEND REINVESTMENT PLAN

We have adopted an “opt-out” dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders, unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends. A registered stockholder must notify our transfer agent in writing in order to “opt-out” of the dividend reinvestment plan. For more information, see “Dividend Reinvestment Plan.”

PLAN OF DISTRIBUTION

We may offer, from time to time, up to $1,500,000,000 of our common stock, preferred stock, debt securities, units, purchase contracts or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, on terms to be determined at the time of the offering.

Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such securities. For more information, see “Plan of Distribution.”

CONTINUED USE OF LEVERAGE

The availability of leverage depends upon the economic environment. Given current market conditions, there can be no assurance that we will be able to utilize leverage as anticipated, if at all, and we may determine or be required to reduce or eliminate our leverage over time.  The current global economic environment, the potential systemic risk arising from illiquidity and rapid de-leveraging in the financial system at large may continue to contribute to market volatility and may have long-term effects on the U.S. and international financial markets. We cannot predict how long the financial markets and economic environment will continue to be affected by these events and cannot predict the effects of these or similar events.
OUR CORPORATE INFORMATION

Our administrative and principal executive offices are located at 9 West 57th Street, New York, NY 10019. Our common stock is quoted on The Nasdaq Global Select Market under the symbol “AINV.” Our Internet website address is www.apolloic.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. We caution you that the percentage indicated for "Other expenses" in the table below is an estimate and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Apollo Investment,” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses as investors in Apollo Investment.

Stockholder transaction expenses:

Sales load (as a percentage of offering price)	—(1)
Offering expenses (as a percentage of offering price)	—(2)
Total common stockholder transaction expenses (as a percentage of offering price)	—(3)

Annual expenses (as percentage of net assets attributable to common stock)(4):

Management fees	3.05%(5)
Incentive fees payable under investment advisory and management agreement	2.81%(6)
Interest and other credit facility related expenses on borrowed funds	1.38%(7)
Other expenses	0.70%(8)
Total annual expenses(9)	7.94%(5, 6, 7, 8)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These dollar amounts are based upon the assumption that our annual operating expenses (other than performance-based incentive fees) and leverage would remain at the levels set forth in the table above.  Transaction expenses are not included in the following example.  In the event that shares of our common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$51	$154	$256	$510

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under the investment advisory and management agreement may not be earned or payable and is not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

____________________
(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	The expenses of the dividend reinvestment plan per share are included in “Other expenses.”

(4)	“Net assets attributable to common stock” equals net assets as of March 31, 2010.

(5)
The contractual management fee is calculated at an annual rate of 2.00% of our average total assets. Annual expenses are based on current fiscal year amounts. For more detailed information about our computation of average total assets, please see Note 3 of our financial statements dated March 31, 2010 included in this prospectus.

(6)
Assumes that annual incentive fees earned by our investment adviser, AIM, remain consistent with the incentive fees earned by AIM for the fiscal year ended March 31, 2010. AIM earns incentive fees consisting of two parts. The first part, which is payable quarterly in arrears, is based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% quarterly (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). Accordingly, we pay AIM an incentive fee as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income. Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold. The second part of the incentive fee will equal 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation (and incorporating unrealized depreciation on a gross investment-by-investment basis) and is payable in arrears at the end of each calendar year. For a more detailed discussion of the calculation of this fee, see “Management—Investment Advisory and Management Agreement.”

(7)
Our interest and other credit facility expenses are based on current fiscal year amounts. As of March 31, 2010, we had $0.498 billion available and $1.061 billion in borrowings outstanding under our $1.559 billion credit facility. For more information, see “Risk Factors—Risks relating to our business and structure—We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this base prospectus.

(8)
Includes our estimated overhead expenses, including payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement. See “Management—Administration Agreement” in this base prospectus.

(9)
“Total annual expenses” as a percentage of net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the “Total annual expenses” percentage were calculated instead as a percentage of total assets, our “Total annual expenses” would be 4.50% of total assets.

For a presentation and calculation of total annual expenses based on total assets, see page 34 of this base prospectus.

RISK FACTORS

Before you invest in our shares, you should be aware of various risks, including those described below and those set forth under the caption “Recent Developments” in the accompanying prospectus supplement. You should carefully consider these risk factors, together with all of the other information included in this base prospectus and accompanying prospectus supplement, before you decide whether to make an investment in our securities. The risks set out below and in the accompanying prospectus supplement are not the only risks we face. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline or the value of our preferred stock, debt securities, units, purchase contracts or warrants may decline, and you may lose all or part of your investment.

CERTAIN RISKS IN THE CURRENT ENVIRONMENT

To the extent applicable, the prospectus supplement used in connection with any offering of securities under this prospectus will highlight or discuss certain risk factors that may be more significant in the business environment at the time of such offering.

Capital markets have recently been in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States and abroad, which had, and may in the future have, a negative impact on our business and operations.

The global capital markets have recently been in a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of certain major financial institutions. Despite actions of the United States federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. These conditions could continue for a prolonged period of time or worsen in the future. While these conditions persist, we and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital. Equity capital may be difficult to raise because, subject to some limited exceptions which as of the date of this prospectus apply to us, as a BDC we are generally not able to issue additional shares of our common stock at a price less than net asset value. In addition, our ability to incur indebtedness (including by issued preferred stock) is limited by applicable regulations such that our asset coverage, as defined in the 1940 Act, must equal at least 200% immediately after each time we incur indebtedness. The debt capital that will be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

Moreover, recent market conditions have made, and may in the future make, it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business. The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments.

In addition, significant changes in the capital markets, including the recent extreme volatility and disruption, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations.

The recent instability in the financial markets has led the U.S. Government to take a number of unprecedented actions and pass legislation designed to regulate and support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity.

On July 21, 2010, the President signed into law major financial services reform legislation in the form of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, grants regulatory authorities such as the Commodity Futures Trading Commission and SEC broad rulemaking authority to implement various provisions of the Dodd-Frank Act, including comprehensive regulation of the over-the-counter derivatives market. It is unclear how these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect us or our investments. Possible regulatory actions taken under these revised and expanded powers may include actions related to financial consumer protection, proprietary trading and derivatives. There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce our  profitability. The implementation of the Dodd-Frank Act could adversely affect us by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny may increase our exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on us and on AIM, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

Additionally, federal, state, and other governments, their regulatory agencies or self regulatory organizations may take actions that affect the regulation of the securities in which we invest, or the issuers of such securities, in ways that are unforeseeable.  Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of our portfolio companies. Furthermore, volatile financial markets can expose us to greater market and liquidity risk and potential difficulty in valuing securities.

At any time after the date of this prospectus, legislation may be enacted that could negatively affect our portfolio companies. Changing approaches to regulation may have a negative impact on the entities in which we invest. Legislation or regulation may also change the way in which we are regulated. There can be no assurance that the Dodd-Frank Act or any future legislation, regulation or deregulation will not have a material adverse effect on us or will not impair our ability to achieve our investment objective.

RISKS RELATING TO OUR BUSINESS AND STRUCTURE

We may suffer credit losses.

Investment in small and middle-market companies is highly speculative and involves a high degree of risk of credit loss. These risks are likely to increase during volatile economic periods, such as the US and many other economies have recently been experiencing. See “Risks Related to Our Investments.”

We are dependent upon Apollo Investment Management’s key personnel for our future success and upon their access to Apollo’s investment professionals and partners.

We depend on the diligence, skill and network of business contacts of the senior management of AIM. Members of our senior management may depart at any time. For a description of the senior management team, see “Management.” We also depend, to a significant extent, on AIM’s access to the investment professionals and partners of Apollo and the information and deal flow generated by the Apollo investment professionals in the course of their investment and portfolio management activities. The senior management of AIM evaluates, negotiates, structures, closes and monitors our investments. Our future success depends on the continued service of the senior management team of AIM. The departure of any senior managers of AIM, or of a significant number of the investment professionals or partners of Apollo, could have a material adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that AIM will remain our investment adviser or that we will continue to have access to Apollo’s partners and investment professionals or its information and deal flow.

Our financial condition and results of operations depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective depends, in part, on our ability to grow, which depends, in turn, on AIM’s ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of AIM’s structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The senior management team of AIM has substantial responsibilities under the investment advisory and management agreement, and with respect to certain members, in connection with their roles as officers of other Apollo funds.

They may also be called upon to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow the rate of investment. In order to grow, we and AIM need to hire, train, supervise and manage new employees. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with public and private funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, private equity funds. Competition for investment opportunities intensifies from time to time and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions and valuation requirements that the 1940 Act imposes on us as a BDC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer.

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

We will be subject to corporate-level income tax if we are unable to qualify as a RIC.

To qualify as a RIC under the Code, we must meet certain source-of-income, asset diversification and annual distribution requirements. The annual distribution requirement for a RIC generally is satisfied if we distribute at least 90% of our “investment company taxable income” (generally, our ordinary income and the excess, if any, of our net short-term capital gain over our net long-term capital loss) to our stockholders on an annual basis. To the extent we use debt financing, we are subject to certain asset coverage ratio requirements and other financial covenants under loan and credit agreements, and could in some circumstances also become subject to such requirements under the 1940 Act, that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate-level taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders.

To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our stockholders our earnings and profits attributable to non-RIC years reduced by an interest charge on 50% of such earnings and profits payable by us to the IRS. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten years, in order to qualify as a RIC in a subsequent year.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or payment-in-kind interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements are included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations in order to meet distribution and/or leverage requirements. See “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

Regulations governing our operation as a BDC affect our ability to, and the way in which we raise, additional capital.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, the contractual arrangements governing these securities may require us to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

BDCs may issue and sell common stock at a price below net asset value per share only in limited circumstances, one of which is during the one-year period after stockholder approval. In the past, our stockholders have approved a plan so that during the subsequent 12 month period we could, in one or more public or private offerings of our common stock, sell or otherwise issue shares of our common stock at a price below the then current net asset value per share, subject to certain conditions including parameters on the level of permissible dilution, approval of the sale by a majority of our independent directors and a requirement that the sale price be not less than approximately the market price of the shares of our common stock at specified times, less the expenses of the sale. We may in the future seek to renew such authority on terms and conditions set forth in the corresponding proxy statement. There is no assurance such approvals will be obtained.

In the event we sell, or otherwise issue, shares of our common stock at a price below net asset value per share, existing stockholders will experience net asset value dilution and the investors who acquire shares in such offering may thereafter experience the same type of dilution from subsequent offerings at a discount. For example, if we sell an additional 10% of our common shares at a 5% discount from net asset value, a stockholder who does not participate in that offering for its proportionate interest will suffer net asset value dilution of up to 0.5% or $5 per $1000 of net asset value.

We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.

We are exposed to increased risk of loss due to our use of debt to make investments. A decrease in the value of our investments will have a greater negative impact on the value of our common stock than if we did not use debt. Our ability to pay dividends will be restricted if we fail to satisfy certain of our asset coverage ratios and other financial covenants and any amounts that we use to service our indebtedness are not available for dividends to our common stockholders.

The agreements governing our revolving credit facility require us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including asset coverage, minimum shareholder equity and liquidity. As of March 31, 2010, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized depreciation in our portfolio may increase in the future. Absent an amendment to our revolving credit facility, continued unrealized depreciation in our investment portfolio could result in non-compliance with certain covenants.

Accordingly, there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the lenders, could accelerate repayment under the facilities and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay dividends.

Our current and future debt securities are and may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We, and indirectly our stockholders, bear the cost of issuing and servicing such securities. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock.

We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Our lenders have fixed dollar claims on our assets that are superior to the claims of our common stockholders or any preferred stockholders. If the value of our assets increases, then leveraging would cause the net asset value to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments. Leverage is generally considered a speculative investment technique.

We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

Changes in interest rates may affect our cost of capital and net investment income.

Because we borrow money, and may issue preferred stock to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay dividends on preferred stock and the rate at which we invest these funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we issue fixed rate debt or preferred stock, which could reduce our net investment income. Our long-term fixed-rate investments are financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Interest rate hedging activities do not protect against credit risk. We have analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming that the balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical immediate 1% change in interest rates would not materially affect our investment income over a one-year horizon. In addition, we believe that our interest rate matching strategy and our ability to hedge mitigates the effects any changes in interest rates may have on our investment income. Although management believes that this is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase or decrease in net assets resulting from operations, or net income. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rates we receive on many of our debt investments. Accordingly, a change in interest rates could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income.

We may need to raise additional capital to grow because we must distribute most of our income.

We may need additional capital to fund growth in our investments. We have issued equity securities and have borrowed from financial institutions. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our investment company taxable income to our stockholders to maintain our regulated investment company status. As a result, any such cash earnings may not be available to fund investment originations. We expect to continue to borrow from financial institutions and issue additional debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue additional preferred stock may be restricted if our total assets are less than 200% of our total borrowings and preferred stock.

Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments are not publicly traded. The fair value of these investments may not be readily determinable. We value these investments quarterly at fair value (based on ASC 820, its corresponding guidance and the principal markets in which these investments trade) as determined in good faith by our board of directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our investment adviser, independent valuation firms and the audit committee. Our board of directors utilizes the services of independent valuation firms to aid it in determining the fair value of these investments. The types of factors that may be considered in fair value pricing of these investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to more liquid securities, indices and other market-related inputs, discounted cash flow, our principal market and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these investments existed and may differ materially from the amounts we realize on any disposition of such investments. Our net asset value could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

In addition, decreases in the market values or fair values of our investments are recorded as unrealized depreciation. Unprecedented declines in prices and liquidity in the corporate debt markets resulted in significant net unrealized depreciation in our portfolio in the past. The effect of all of these factors on our portfolio has reduced our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may continue to suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

The lack of liquidity in our investments may adversely affect our business.

We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of Apollo has material non-public information regarding such portfolio company.

We may experience fluctuations in our periodic results.

We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses (including the interest rates payable on our borrowings, the dividend rates on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential conflicts of interest which could adversely affect our investment returns.

Allocation of Personnel

Our executive officers and directors, and the partners of our investment adviser, AIM, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. Moreover, we note that, notwithstanding the difference in principal investment objectives between us and other Apollo funds, such other Apollo sponsored funds, including new affiliated potential pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by those Apollo affiliates or AIM itself), have and may from time to time have overlapping investment objectives with us and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by us. To the extent such other investment vehicles have overlapping investment objectives, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. As a result, certain partners of AIM may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Apollo funds. In addition, in the event such investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, AIM our desired investment portfolio may be adversely affected. Although AIM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by AIM or investment managers affiliated with AIM.

No Information Barriers

There are no information barriers amongst Apollo and certain of its affiliates. If AIM were to receive material non-public information about a particular company, or have an interest in investing in a particular company, Apollo or certain of its affiliates may be prevented from investing in such company. Conversely, if Apollo or certain of its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, we may be prevented from investing in such company.

This risk may affect us more than it does other investment vehicles, as AIM generally does not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. AIM’s decision not to implement these barriers could prevent its investment professionals from undertaking certain transactions such as advantageous investments or dispositions that would be permissible for them otherwise. In addition, AIM could in the future decide to establish information barriers, particularly as its business expands and diversifies.

Co-Investment Activity and Allocation of Investment Opportunities

AIM and/or its affiliates ("Apollo") and investment managers may determine that an investment is appropriate both for us and for one or more other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that any such order will be obtained.

Apollo has adopted allocation procedures that are intended to ensure that each fund or account managed by Apollo ("Apollo-advised funds") is treated in a manner that, over time, is fair and equitable. These allocation procedures have been developed taking into account the fact that (i) the Apollo-advised funds tend to have broad investment mandates, but each Apollo-advised fund has one or more primary investment mandates, and (ii) the Apollo-advised funds may have overlapping primary investment mandates. In operating under these procedures, Apollo generally allocates investment opportunities first to the Apollo-advised funds whose primary investment mandates are consistent with the investment being allocated. When more than one Apollo-advised fund has a primary investment mandate that is consistent with an investment being allocated, the allocation generally is made on a pro rata basis. As a result, in situations where a security is appropriate for us but is limited in availability, we may receive a lower allocation than may be desired by our portfolio managers or no allocation if Apollo believes the investment is more appropriate for a different Apollo-advised fund because of its investment mandate. Investment opportunities may be allocated on a basis other than pro rata to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund.

In the event investment opportunities are allocated among us and the other Apollo-advised funds, we may not be able to structure our investment portfolio in the manner desired. Although Apollo endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by the other Apollo-advised funds or portfolio managers affiliated with AIM. Furthermore, we and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by us and the other Apollo-advised funds. When this occurs, the various prices may be averaged, and we will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to our disadvantage. In addition, under certain circumstances, we may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that the other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than we do. From time to time, we and the other Apollo-advised funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding us may benefit the other Apollo-advised funds. For example, the sale of a long position or establishment of a short position by us may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised funds, and the purchase of a security or covering of a short position in a security by us may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised funds.

AIM, its affiliates and their clients may pursue or enforce rights with respect to an issuer in which we have invested, and those activities may have an adverse effect on us. As a result, prices, availability, liquidity and terms of our investments may be negatively impacted by the activities of AIM and its affiliates or their clients, and transactions for us may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

Fees and Expenses

In the course of our investing activities, we pay management and incentive fees to AIM, and reimburse AIM for certain expenses it incurs. As a result, investors in our common stock invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments. As a result of this arrangement, there may be times when the management team of AIM has interests that differ from those of our common stockholders, giving rise to a conflict.

AIM receives a quarterly incentive fee based, in part, on our pre-incentive fee income, if any, for the immediately preceding calendar quarter. This incentive fee will not be payable to AIM unless the pre-incentive net investment income exceeds the performance threshold. To the extent we or AIM are able to exert influence over our portfolio companies, the quarterly pre-incentive fee may provide AIM with an incentive to induce our portfolio companies to prepay interest or other obligations in certain circumstances.

Allocation of Expenses

We have entered into a royalty-free license agreement with Apollo, pursuant to which Apollo has agreed to grant us a non-exclusive license to use the name “Apollo.” Under the license agreement, we have the right to use the “Apollo” name for so long as AIM or one of its affiliates remains our investment adviser. In addition, we rent office space from AIA, an affiliate of AIM, and pay Apollo Administration our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement, including our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs, which can create conflicts of interest that our board of directors must monitor.

In the past following periods of volatility in the market price of a company’s securities, securities class action litigation has, from time to time, been brought against that company.

If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations could have a material adverse affect on our business.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of Apollo Investment or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board of directors, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our board of directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.  We intend to give the SEC prior notice should our board of directors elect to amend our bylaws to repeal the exemption from the Control Share Acquisition Act.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

We may choose to pay dividends in our own common stock, in which case you may be required to pay federal income taxes in excess of the cash dividends you receive.

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder.  Under IRS Revenue Procedure 2010-12, up to 90% of any such taxable dividend for a RIC’s taxable years ending on or before December 31, 2011 could be payable in our common stock with the 10% or greater balance paid in cash. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard (and, more recently, the 10% cash standard of Revenue Procedure 2010-12) if certain requirements are satisfied. Stockholders receiving such dividends will be required to include the full amount of the dividend (including the portion payable in stock) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. It is unclear whether and to what extent we will be able to pay taxable dividends of the type described in this paragraph (whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise). For a more detailed discussion, see “Dividends.”

Climate Change.

There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increased energy use due to weather changes may require additional investments by our portfolio companies engaged in the energy business in more pipelines and other infrastructure to serve increased demand. Increases in the cost of energy also could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

RISKS RELATED TO OUR INVESTMENTS

Our investments in prospective portfolio companies are risky, and you could lose all or part of your investment.

Investment in middle-market companies is speculative and involves a number of significant risks including a high degree of risk of credit loss. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Middle-market companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

We invest primarily in long-term subordinated debt, referred to as mezzanine debt and senior secured loans of middle-market companies and we may not realize gains from our equity investments.

Mezzanine loans are generally unsecured and junior to other indebtedness of the issuer. As a consequence the holder of a mezzanine loan may lack adequate protection in the event the issuer becomes distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event the issuer defaults on its indebtedness. In addition, mezzanine loans of middle market companies are often highly illiquid and in adverse market conditions may experience steep declines in valuation even if they are fully performing.

Senior secured loans are the most senior form of indebtedness of an issuer and, due to the ability of the lender to sell the collateral to repay its loan in the event of default, the lender will likely experience more favorable recovery than more junior creditors in the event of the issuer defaults on its indebtedness.

When we invest in mezzanine and senior secured loans, we have and may continue to acquire warrants or other equity securities as well. In addition, we may invest directly in the equity securities of portfolio companies. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

During portions of fiscal 2010, the economy was in the midst of a recession and in a difficult part of a credit cycle. Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record the values of our investments. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments at fair value. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, even though we or one of our affiliates may have structured our interest as senior debt, depending on the facts and circumstances, including the extent to which we actually provided significant managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt holding and subordinate all or a portion of our claim to that of other creditors.

Our ability to invest in public companies may be limited in certain circumstances.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions) Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a market capitalization that is less than $250 million at the time of such investment.

Our portfolio contains a limited number of portfolio companies, which subjects us to a greater risk of significant loss if any of these companies defaults on its obligations under any of its debt securities.

A consequence of the limited number of investments in our portfolio is that the aggregate returns we realize may be significantly adversely affected if one or more of our significant portfolio company investments perform poorly or if we need to write down the value of any one significant investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our portfolio could contain relatively few portfolio companies.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing or (3) attempt to preserve or enhance the value of our investment.

We may elect not to make follow-on investments, may be constrained in our ability to employ available funds, or otherwise may lack sufficient funds to make those investments. We have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, or because we are inhibited by compliance with BDC requirements or the desire to maintain our tax status.

When we do not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We do not generally take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We have invested and will continue to invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of AIM’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies.

If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately-held companies frequently have less diverse product lines and smaller market presence than public company competitors, which often are larger. These factors could affect our investment returns.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We have invested and intend to invest primarily in mezzanine and senior debt securities issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company. In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

Our incentive fee may induce AIM to make certain investments, including speculative investments.

The incentive fee payable by us to AIM may create an incentive for AIM to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to AIM is determined, which is calculated separately in two components as a percentage of the income (subject to a performance threshold) and as a percentage of the realized gain on invested capital, may encourage our investment adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in offerings of common stock, securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock pursuant to this prospectus. In addition, AIM receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on income, there is no performance threshold applicable to the portion of the incentive fee based on net capital gains. As a result, AIM may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee payable by us to AIM also may create an incentive for AIM to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we would accrue the interest over the life of the investment but would not receive the cash income from the investment until the end of the term. Our net investment income used to calculate the income portion of our investment fee, however, includes accrued interest. Thus, while a portion of this incentive fee would be based on income that we have not yet received in cash and with respect to which we do not have a formal claw-back right against our investment adviser per se, the amount of accrued income to the extent written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to AIM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the management and incentive fee of AIM as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

We may be obligated to pay our investment adviser incentive compensation even if we incur a loss.

Our investment adviser is entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our pre-incentive fee net investment income for that quarter (before deducting incentive compensation) above a performance threshold for that quarter. Accordingly, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold. Our pre-incentive fee net investment income for incentive compensation purposes excludes realized and unrealized capital losses or depreciation that we may incur in the fiscal quarter, even if such capital losses or depreciation result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay AIM incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency may change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective.

Hedging transactions may expose us to additional risks.

If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

RISKS RELATED TO ISSUANCE OF OUR PREFERRED STOCK

An investment in our preferred stock should not constitute a complete investment program.

If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock would result in a higher yield or return to the holders of the common stock. The issuance of preferred stock would likely cause the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for the common stock. We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock we might issue would have the right to elect members of the board of directors and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the board of directors at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

RISKS RELATING TO AN INVESTMENT IN OUR COMMON STOCK

Investing in our securities involves a high degree of risk and is highly speculative.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.

There is a risk that investors in our equity securities may not receive dividends or that our dividends may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains).

Finally, if more stockholders opt to receive cash dividends rather than participate in our dividend reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make cash dividend payments.

Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.

Shares of business development companies may trade at a market price that is less than the net asset value that is attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.

Investigations and reviews of affiliate use of placement agents could harm our reputation, depress our stock price or have other negative consequences.

While we have not, to date, raised any funds through the use of placement agents (other than through the ordinary course engagement of underwriters, from time to time, in connection with the public offering of our  securities), affiliates of AIM sometimes use placement agents to assist in marketing certain of the investment funds that they manage. Various state attorneys general and federal and state agencies have initiated industry-wide investigations into the use of placement agents in connection with the solicitation of investments, particularly with respect to investments by public pension funds. Certain affiliates of AGM have received subpoenas and other requests for information from various government regulatory agencies and investors in AGM’s funds, seeking information regarding the use of placement agents. California Public Employees’ Retirement System (“CalPERS”), one of AGM’s strategic investors, announced on October 14, 2009, that it had initiated a special review of placement agents and related issues. AGM is cooperating with all such investigations and other reviews. In addition, on May 6, 2010, the California Attorney General filed a civil complaint against Alfred Villalobos and his company, Arvco Capital Research, LLC (a placement agent that AGM has used), and Federico Buenrostro Jr., the former CEO of CalPERS, alleging conduct in violation of certain California laws in connection with CalPERS’ purchase of securities in various funds managed by AGM and another asset manager. No AGM entity is a party to the civil lawsuit, and the lawsuit does not allege any misconduct on our  part or the part of AIM or AGM. AGM has informed us that it believes it has handled its use of placement agents in an appropriate manner. AGM has received requests for information in connection with certain of these investigations and is cooperating with such requests. Any unanticipated developments from these or future investigations or changes in industry practice may adversely affect AGM’s business (including with respect to AIM) or indirectly thereby, our business. Even if these investigations or changes in industry practice do not directly or indirectly affect AGM’s or our respective businesses, adverse publicity could harm our reputation, may cause us to lose existing investors or fail to gain new investors, may depress the price of our common stock or may have other negative consequences.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•
volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of AIM’s key personnel;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.

Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings in interest-bearing deposits or other short-term instruments or use the net proceeds from such offerings to reduce then-outstanding obligations under our credit facility. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Stockholders may experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All dividends declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

USE OF PROCEEDS

We intend to use the net proceeds from selling securities pursuant to this prospectus for general corporate purposes, which include investing in portfolio companies in accordance with our investment objective and strategies. We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Our portfolio currently consists primarily of senior loans, mezzanine loans and equity securities. Pending our investments in new debt investments, we plan to invest a portion of the net proceeds from an offering in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment, to reduce then-outstanding obligations under our credit facility, or for other general corporate purposes. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation—Temporary investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

DIVIDENDS

We intend to continue to distribute quarterly dividends to our stockholders. Our quarterly dividends, if any, will be determined by our board of directors.  We expect that our distributions to shareholders generally will be from accumulated net investment income and from net realized capital gains, as applicable.

We have elected to be taxed as a RIC under Subchapter M of the Code. To maintain our RIC status, we must distribute annually at least 90% of our investment company taxable income. In addition, although we currently intend to distribute net capital gain (i.e., recognized net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations.”

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. See “Dividend Reinvestment Plan.”

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder.  IRS Revenue Procedure 2010-12 temporarily allows a RIC that is traded on an established securities market to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as fulfilling its distribution requirements if (i) the distribution is declared on or before December 31, 2012, with respect to a taxable year ending on or before December 31, 2011, and (ii) each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which limitation must be at least 10% of the aggregate declared distribution.  Under Revenue Procedure 2010-12, if too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder, electing to receive cash, receive less than 10% of his or her entire distribution in cash. If the requirements of Revenue Procedure 2010-12 are met, for federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. See “Material U.S Federal Income Tax Considerations” for tax consequences to stockholders upon receipt of such dividends.

Revenue Procedure 2010-12 is temporary in that it does not apply to dividends declared with respect to taxable years ending after December 31, 2011. It is uncertain whether, and no assurances can be given that, the Internal Revenue Service will extend such guidance for taxable years ending after December 31, 2011. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard (and, more recently, the 10% cash standard of Revenue Procedure 2010-12) if certain requirements are satisfied. While it is generally expected that the Internal Revenue Service may continue such ruling policy, no assurances can be given that the Internal Revenue Service will not discontinue or adversely alter such ruling policy. Whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise, we reserve the option to pay any future dividend in cash and stock. However, no assurances can be given that we will be able to pay any dividend in cash and stock.

We may not be able to achieve operating results that will allow us to make dividends and distributions at a specific level or to increase the amount of these dividends and distributions from time to time. In addition, we may be limited in our ability to make dividends and distributions due to the asset coverage test for borrowings when applicable to us as a BDC under the 1940 Act and due to provisions in current and future credit facilities. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of our RIC status. We cannot assure stockholders that they will receive any dividends and distributions or dividends and distributions at a particular level.

All dividends declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

The following table lists the quarterly dividends per share from our common stock for the past two fiscal years.

Declared Dividends
Fiscal Year Ended March 31, 2010
Fourth Fiscal Quarter	$0.28
Third Fiscal Quarter	$0.28
Second Fiscal Quarter	$0.28
First Fiscal Quarter	$0.26

Fiscal Year Ended March 31, 2009
Fourth Fiscal Quarter	$0.26
Third Fiscal Quarter	$0.52
Second Fiscal Quarter	$0.52
First Fiscal Quarter	$0.52

SELECTED FINANCIAL DATA

The Statement of Operations, Per Share and Balance Sheet data for the fiscal years ended March 31, 2010, 2009, 2008, 2007, and 2006  are derived from our financial statements, which have been audited by                                          , our independent registered public accounting firm.

This selected financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended March 31, (dollar amounts in thousands, except per share data)
Statement of Operations Data:	2010	2009	2008	2007	2006
Total Investment Income	$340,238	$377,304	$357,878	$266,101	$152,827
Net Expenses (including taxes)	$140,828	$170,973	$156,272	$140,783	$63,684
Net Investment Income	$199,410	$206,331	$201,606	$125,318	$89,143
Net Realized and Unrealized Gains
(Losses)	$63,880	$(818,210)	$(235,044)	$186,848	$31,244
Net Increase (Decrease) in Net Assets Resulting from Operations	$263,290	$(611,879)	$(33,438)	$312,166	$120,387

Per Share Data:
Net Asset Value	$10.06	$9.82	$15.83	$17.87	$15.15
Net Increase (Decrease) in Net Assets Resulting from Operations	$1.65	$(4.39)	$(0.30)	$3.64	$1.90
Distributions Declared	$1.10	$1.82	$2.07	$1.93	$1.63

Balance Sheet Data:
Total Assets	$3,465,116	$2,548,639	$3,724,324	$3,523,218	$2,511,074
Borrowings Outstanding	$1,060,616	$1,057,601	$1,639,122	$492,312	$323,852
Total Net Assets	$1,772,806	$1,396,138	$1,897,908	$1,849,748	$1,229,855

Other Data:
Total Return(1)	313.0%	(73.9)%	(17.5)%	31.7%	12.9%
Number of Portfolio Companies at Period End	67	72	71	57	46
Total Portfolio Investments for the Period	$716,425	$434,995	$1,755,913	$1,446,730	$1,110,371
Investment Sales and Prepayments for the Period	$451,687	$339,724	$714,225	$845,485	$452,325
Weighted Average Yield on Debt Portfolio at Period End	11.8%	11.7%	12.0%	13.1%	13.1%
____________________
(1)	Total return is based on the change in market price per share and takes into account dividends and distributions, if any, reinvested in accordance with our dividend reinvestment plan.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

We generally use words such as “anticipates,” “believes,” “expects,” “intends” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, we have a general obligation to update to reflect material changes in our disclosures and you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this prospectus.

OVERVIEW

We were incorporated under the Maryland General Corporation Law in February 2004. We have elected to be treated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, for federal income tax purposes we have elected to be treated as a RIC under Subchapter M of the Code. Pursuant to this election and assuming we qualify as a RIC, we generally do not have to pay corporate-level federal income taxes on any income we distribute to our stockholders. We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds selling 62 million shares of our common stock at a price of $15.00 per share. Since then, and through March 31, 2010, we have raised approximately $1.7 billion in net proceeds from additional offerings of common stock. Subsequently, in April 2010, we raised an additional $204 million from an offering of common stock, bringing the total net proceeds from additional offerings of common stock since inception to approximately $1.9 billion.

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Pursuant to rules adopted by the SEC,  “eligible portfolio company” includes certain public companies that do not have any securities listed on a national securities exchange and public companies whose securities are listed on a national securities exchange but whose market capitalization is less than $250 million.

Revenue

We generate revenue primarily in the form of interest and dividend income from the securities we hold and capital gains, if any, on investment securities that we may acquire in portfolio companies. Our debt investments, whether in the form of mezzanine or senior secured loans, generally have a stated term of five to ten years and bear interest at a fixed rate or a floating rate usually determined on the basis of a benchmark: LIBOR, EURIBOR, GBP LIBOR, or the prime rate. Interest on debt securities is generally payable quarterly or semiannually and while U.S. subordinated debt and corporate notes typically accrue interest at fixed rates, some of our investments may include zero coupon and/or step-up bonds that accrue income on a constant yield to call or maturity basis. In addition, some of our investments provide for amounts of accrued payment-in-kind (“PIK”) interest or dividends to be added to the principal or liquidation preference of the investment on the respective interest payments or dividend dates rather than being paid in cash and such additional amounts generally become due at maturity or upon being called by the issuer. We may also generate revenue in the form of commitment, origination, syndication, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc.

Expenses

All investment professionals of the investment adviser and their staff, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of that personnel which is allocable to those services are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to:

•	investment advisory and management fees;

•
expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

•	calculation of our net asset value (including the cost and expenses of any independent valuation firm);

•	direct costs and expenses of administration, including independent registered public accounting and legal costs;

•	costs of preparing and filing reports or other documents with the SEC;

•	interest payable on debt, if any, incurred to finance our investments;

•	offerings of our common stock and other securities;

•	registration and listing fees;

•	fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

•	transfer agent and custodial fees;

•	taxes;

•	independent directors’ fees and expenses;

•	marketing, offering and distribution-related expenses;

•	the costs of any reports, proxy statements or other notices to stockholders, including printing and postage costs;

•	our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	organizational costs; and

•
all other expenses incurred by us or AIA in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to increase moderately in dollar terms. During periods of asset growth, we generally expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines. Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or reduce overall operating expenses based on portfolio performance, interest rates such as LIBOR and EURIBOR, and offerings of our securities relative to comparative periods, among other factors.

The SEC requires that “Total annual expenses” be calculated as a percentage of net assets in the chart on page 5 rather than as a percentage of total assets. Total assets includes net assets as of March 31, 2010 and assets that have been funded with borrowed monies (leverage). For reference, the below chart illustrates our “Total annual expenses” as a percentage of total assets:

Annual expenses (as percentage of total assets):

Management fees	2.00%(1)
Incentive fees payable under investment advisory and management agreement	1.44%(2)
Interest and other credit facility related expenses on borrowed funds	0.70%(3)
Other expenses	0.36%(4)
Total annual expenses	4.50%(1, 2, 3, 4)
____________________
(1)
The contractual management fee is calculated at an annual rate of 2.00% of our average total assets. Annual expenses are based on current fiscal year amounts. For more detailed information about our computation of average total assets, please see Note 3 of our financial statements dated March 31, 2010 included in this base prospectus.

(2)
Assumes that annual incentive fees earned by our investment adviser, AIM, remain consistent with the incentive fees earned by AIM for the fiscal year ended March 31, 2010. AIM earns incentive fees consisting of two parts. The first part, which is payable quarterly in arrears, is based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% quarterly (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 1 above). Accordingly, we pay AIM an incentive fee as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income. Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold. The second part of the incentive fee will equal 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation (and incorporating unrealized depreciation on a gross investment-by-investment basis) and is payable in arrears at the end of each calendar year. For a more detailed discussion of the calculation of this fee, see “Management—Investment Advisory and Management Agreement” in this base prospectus.

(3)
Our interest and other credit facility expenses are based on current fiscal year amounts. As of March 31, 2010, we had $0.498 billion available and $1.061 billion in borrowings outstanding under our $1.559 billion credit facility. For more information, see “Risk Factors—Risks relating to our business and structure—We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this base prospectus.

(4)
Includes our estimated overhead expenses, including payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement. See “Management—Administration Agreement” in this base prospectus.

Portfolio and Investment Activity

During our fiscal year ended March 31, 2010, we invested $716 million across 5 new and 24 existing portfolio companies, primarily through opportunistic secondary market purchases. This compares to investing $435 million in 12 new and 13 existing portfolio companies for the previous fiscal year ended March 31, 2009. Investments sold or prepaid during the fiscal year ended March 31, 2010 totaled $452 million versus $340 million for the fiscal year ended March 31, 2009.

At March 31, 2010, our net portfolio consisted of 67 portfolio companies and was invested 30% in senior secured loans, 59% in subordinated debt, 1% in preferred equity and 10% in common equity and warrants measured at fair value versus 72 portfolio companies invested 26% in senior secured loans, 58% in subordinated debt, 5% in preferred equity and 11% in common equity and warrants at March 31, 2009.

The weighted average yields on our senior secured loan portfolio, subordinated debt portfolio and total debt portfolio as of March 31, 2010 at our current cost basis were 8.5%, 13.5% and 11.8%, respectively. At March 31, 2009, the yields were 8.2%, 13.2%, and 11.7%, respectively.

Since our initial public offering in April 2004 and through March 31, 2010, our invested capital totaled $6.3 billion in 128 portfolio companies. Over the same period, we also completed transactions with more than 85 different financial sponsors.

At March 31, 2010, 64% or $1.6 billion of our income-bearing investment portfolio is fixed rate debt and 36% or $0.9 billion is floating rate debt, measured at fair value. On a cost basis, 65% or $1.8 billion of our income-bearing investment portfolio is fixed rate debt and 35% or $1.0 billion is floating rate debt. At March 31, 2009, 70% or $1.5 billion of our income-bearing investment portfolio was fixed rate debt and 30% or $0.7 billion was floating rate debt, measured at fair value. On a cost basis, 66% or $2.0 billion of our income-bearing investment portfolio is fixed rate debt and 34% or $1.0 billion is floating rate debt.

Grand Prix Holdings, LLC

On April 13, 2010, InnKeepers USA Trust (“Innkeepers”), a subsidiary of Grand Prix Holdings, LLC, one of our portfolio companies, disclosed that it had not made certain scheduled monthly interest payments on certain of its debt obligations, and had retained financial and legal advisors to assist it in an evaluation of financial alternatives, including a potential restructuring of its balance sheet.

On July 19, 2010, Innkeepers and certain of its affiliates, including Grand Prix Holdings, LLC, disclosed that they had filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the United States Bankruptcy Code. When Innkeepers and its affiliates filed for bankruptcy, they had announced an intention to pursue a certain pre-arranged plan of reorganization. However, Innkeepers is no longer pursuing that pre-arranged plan. Instead, Innkeepers has embarked upon a comprehensive plan process and is engaged in ongoing discussions with its key stakeholders regarding the terms of a successful reorganization.

On July 28, 2010, the Office of the United States Trustee appointed a five (5) member Official Committee of Unsecured Creditors pursuant to section 1102(a)(1) of the Bankruptcy Code. No trustee, examiner or other statutory committee has been appointed in the Innkeepers chapter 11 cases.   See additional information under the heading "Business – Legal Proceedings."

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

Valuation of Portfolio Investments

Under procedures established by our board of directors, we value investments, including certain senior secured debt, subordinated debt, and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets. Investments maturing in 60 days or less are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

(1) our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;

(2) preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;

(3) independent valuation firms engaged by our board of directors conduct independent appraisals and review our investment adviser’s preliminary valuations and make their own independent assessment;

(4) the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and that of the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and

(5) the board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered in the valuation process of independent valuation firms. For the fiscal year ended March 31, 2010, there has been no change to our valuation techniques and related inputs considered in the valuation process.

In September 2006, the Financial Accounting Standards Board issued guidance related to Fair Value Measurements. This guidance defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This guidance was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We adopted this guidance for our first fiscal quarter ended June 30, 2008.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

On October 10, 2008, revised guidance was issued which provides examples of how to determine fair value in a market that is not active. It did not change the fair value measurement principles set forth in ASC 820. Furthermore, on April 9, 2009, the FASB issued additional revised guidance which provides information on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. According to this guidance in the above circumstances, more analysis and significant adjustments to transaction or quoted prices may be necessary to estimate fair value. In addition, it requires disclosure of any changes in valuation techniques and related inputs resulting from the application. The total effect of the change in valuation techniques and related inputs must also be disclosed by major asset category. This revised guidance was effective for periods ending after June 15, 2009. The adoption did not have a material effect on our financial position or results of operations.

Accounting Standards Update No. 2010-06, Improving Disclosure about Fair Value Measurements, was released in January 2010 and is effective for periods beginning after December 15, 2009. This update modifies  financial statement disclosure relating to transfers in and out of level 1 and 2 fair value measurements, valuation techniques and inputs and other related disclosures. Transfers between levels, if any, are recognized at the end of the reporting period. See certain additional disclosures in note 6 to our financial statements.

Revenue Recognition

We record interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual PIK interest or dividends. PIK represents contractual accrued interest or accumulated dividends that is added to the principal or liquidation preference of the investment on the respective interest or dividend payment  dates rather than being paid in cash and generally becomes due at maturity or upon being called by the issuer. Loan origination fees, original issue discount, and market discounts are capitalized and we amortize such amounts into income. Upon the prepayment of a loan, any unamortized loan origination fees are recorded as interest income. We record prepayment premiums on loans and other investments as interest income when we receive such amounts. Structuring fees are recorded as other income when earned.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

RESULTS OF OPERATIONS

Results comparisons are for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008.

Investment Income

For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, gross investment income totaled $340.2 million, $377.3 million and $357.9 million, respectively. The decrease in gross investment income from fiscal year 2009 to fiscal year 2010 was primarily due to two factors: the reduction in the size of the income-producing portfolio as compared to the previous fiscal year and the reduction in average LIBOR of over 150 basis points year over year. The increase in gross investment income from fiscal year 2008 to fiscal year 2009 was primarily due to changes in the composition of the portfolio as compared to the previous fiscal year.

Expenses

Net operating expenses totaled $139.6 million, $170.5 million and $154.4 million, respectively, for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, of which $103.9 million, $111.3 million and $90.3 million, respectively, were base management fees and performance-based incentive fees and $24.5 million, $48.9 million and $55.8 million, respectively, were interest and other credit facility expenses. Of these net operating expenses, general and administrative expenses totaled $11.2 million, $10.3 million and $8.3 million, respectively, for the fiscal years ended March 31, 2010, 2009 and 2008. Net expenses consist of base investment advisory and management fees, insurance expenses, administrative services fees, legal fees, directors’ fees, audit and tax services expenses, and other general and administrative expenses. The decrease in net expenses from fiscal 2009 to 2010 was primarily related to the decrease in interest and other credit facility expenses due to the reduction in average LIBOR in the year over year period coupled with the lower average outstanding balance on the credit facility during fiscal year 2010 as compared to fiscal year 2009. The increase in net expenses from fiscal 2008 to 2009 was primarily related to the increase in performance-based incentive expenses accrued during fiscal 2009 as compared to those accrued during fiscal 2008. In addition, excise tax expense totaled $1.2 million, $0.5 million, and $1.9 million for the fiscal years ended March 31, 2010, 2009 and 2008.

Net Investment Income

Our net investment income totaled $199.4 million, $206.3 million and $201.6 million, or $1.26, $1.48, and $1.82, on a per average share basis, respectively, for the fiscal years ended March 31, 2010, 2009 and 2008.

Net Realized Gains (Losses)

We had investment sales and prepayments totaling $452 million, $340 million and $714 million, respectively, for the fiscal years ended March 31, 2010, 2009 and 2008. Net realized losses for the fiscal year ended March 31, 2010 were $473.0 million. Net realized losses for the fiscal year ended March 31, 2009 were $83.7 million and the net realized gains were $54.3 million for the fiscal year ended March 31, 2008. Net realized losses incurred during fiscal year 2010 were primarily related to sales and restructurings of certain underperforming portfolio companies, various portfolio optimization measures, and our liquidity management strategy during the financial crisis early in our fiscal year. Net realized losses incurred in fiscal 2009 were mainly derived from selective exits of underperforming investments. Net realized gains for fiscal 2008 were mainly derived from exits from certain outperforming investments.

Net Unrealized Appreciation (Depreciation) on Investments, Cash Equivalents and Foreign Currencies

For the fiscal year ended March 31, 2010, net change in unrealized appreciation on our investments, cash equivalents, foreign currencies and other assets and liabilities totaled $536.9 million. For the fiscal years ended March 31, 2009 and 2008, net change in unrealized depreciation on our investments, cash equivalents, foreign currencies and other assets and liabilities totaled $734.5 million and $289.3 million, respectively. Net unrealized appreciation for fiscal 2010 was primarily due to the recognition of realized losses which reversed unrealized depreciation, net changes in specific portfolio company fundamentals, and improving capital market conditions. During fiscal 2009, a material increase in unrealized depreciation was recognized from significantly lower fair value determinations on many of our investments. These lower fair values were driven primarily from the general market dislocation, the illiquid capital markets, and the then current market expectations for pricing increased credit risk and default assumptions. For the fiscal 2008 period, unrealized depreciation generally stemmed from lower fair values on certain investments as compared to the prior fiscal year.

Net Increase (Decrease) in Net Assets From Operations

For the fiscal year ended March 31, 2010, we had a net increase in net assets resulting from operations of $263.3 million. For the fiscal years ended March 31, 2009 and 2008, we had a net decrease in net assets resulting from operations of $611.9 million and $33.4 million, respectively. For the year ended March 31, 2010, earnings per average share were $1.65. The loss per average share was $4.39 and $0.30 for the years ended March 31, 2009 and 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are generated and generally available through periodic follow-on equity offerings, our senior secured, multi-currency $1.56 billion revolving credit facility (see note 12 within the Notes to Financial Statements), investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and prepayments of senior and subordinated loans and income earned from investments. At March 31, 2010, we had $1.06 billion in borrowings outstanding and $498 million of unused capacity on its revolving credit facility. In the future, we may raise additional equity or debt capital off its shelf registration, among other considerations. The primary use of funds will be investments in portfolio companies, reductions in debt outstanding and other general corporate purposes. On May 3, 2010, we closed on our most recent follow-on public equity offering of 17.25 million shares of common stock at $12.40 per share raising approximately $204 million in net proceeds.

Cash Equivalents

We deem certain U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities as cash equivalents. (See note 2(o) within the accompanying financial statements.) At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis in connection with the sale, subsequent to quarter end, of an offering amount of U.S. Treasury bills. We may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our revolving credit facility, as we deem appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined. There were $449.8 million of cash equivalents held at March 31, 2010.

	Payments due by Period as of March 31, 2010 (dollars in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Senior Secured Revolving Credit Facility(1)	$1,061	$—	$259	$802	$—

____________________
(1)	At March 31, 2010, $498 million remained unused under our senior secured revolving credit facility.

Information about our senior securities is shown in the following table as of each year ended March 31 since we commenced operations, unless otherwise noted. The “—” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

Class and Year	Total Amount Outstanding (dollars in thousands)(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Revolving Credit Facility
Fiscal 2010	$1,060,616	$2,671	$—	N/A
Fiscal 2009	1,057,601	2,320	—	N/A
Fiscal 2008	1,639,122	2,158	—	N/A
Fiscal 2007	492,312	4,757	—	N/A
Fiscal 2006	323,852	4,798	—	N/A
Fiscal 2005	0	0	—	N/A
____________________
(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable, as senior securities are not registered for public trading.

Contractual Obligations

We have entered into two contracts under which we have future commitments: the investment advisory and management agreement, pursuant to which Apollo Investment Management has agreed to serve as our investment adviser, and the administration agreement, pursuant to which Apollo Administration has agreed to furnish us with the facilities and administrative services necessary to conduct our day-to-day operations and provide on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. Payments under the investment advisory and management agreement are equal to (1) a percentage of the value of our average gross assets and (2) a two-part incentive fee. Payments under the administration agreement are equal to an amount based upon our allocable portion of Apollo Administration’s overhead in performing its obligations under the administration agreement, including rent, technology systems, insurance and our allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs. Either party may terminate each of the investment advisory and management agreement and administration agreement without penalty upon not more than 60 days’ written notice to the other. Please see Note 3 within our financial statements for more information.

Off-Balance Sheet Arrangements

We have the ability to issue standby letters of credit through our revolving credit facility. As of March 31, 2010 and March 31, 2009, we had issued through JPMorgan Chase Bank, N.A. standby letters of credit totaling $3.708 million and $3.508 million, respectively.

AIC Credit Opportunity Fund, LLC

We own all of the common member interests in AIC Credit Opportunity Fund, LLC (“AIC Holdco”).  AIC Holdco was formed for the purpose of holding various financed investments.  AIC Holdco wholly owns the special purpose entity AIC (FDC) Holdings LLC (“Apollo FDC”).  Effective in June 2008, we invested $39.50 million in Apollo FDC.  Apollo FDC purchased a Junior Profit-Participating Note due 2013 in principal amount of $39.50 million (the “Junior Note”) from Apollo I Trust (the “Trust”). The Trust also issued a Senior Floating Rate Note due 2013 (the “Senior Note”) to an unaffiliated third party (“FDC Counterparty”) in principal amount of $39.50 million paying interest at Libor plus 1.50%, increasing over time to Libor plus 2.0%.  The Trust used the aggregate $79 million proceeds to acquire $100 million face value of a senior subordinated loan of First Data Corporation (the “FDC Reference Obligation”) due 2016 and paying interest at 11.25% per year. Under its Junior Note, Apollo FDC is generally entitled to the net interest and other proceeds due under the FDC Reference Obligation after payment of interest due under the Senior Notes, as described above. In addition, Apollo FDC is entitled to 100% of any realized appreciation in the FDC Reference Obligation and, since the Senior Note is a non-recourse obligation, Apollo FDC is exposed up to the amount of its investment in the Junior Note plus any additional margin we decide to post, if any, during the term of the financing.

AIC (TXU) Holdings LLC (“Apollo TXU”) is a special purpose entity wholly owned by AIC Holdco.   Through AIC Holdco, effective in June 2008, we invested $11.37 million in Apollo TXU, which acquired exposure to $50 million notional amount of a Libor plus 3.5% senior secured delayed draw term loan of Texas Competitive Electric Holdings (“TXU”) due 2014 through a non-recourse total return swap with an unaffiliated third party expiring on October 10, 2013.  Pursuant to such delayed draw term loan , Apollo TXU pays interest at Libor plus 1.5% and generally receives all proceeds due under the delayed draw term loan of TXU (the “TXU Reference Obligation”). Like Apollo FDC, Apollo TXU is entitled to 100% of any realized appreciation in the TXU Reference Obligation and, since the total return swap is a non-recourse obligation, Apollo TXU is exposed up to the amount of its  investment in the total return swap, plus any additional margin we decide to post, if any, during the term of the financing.

AIC (Boots) Holdings, LLC (“Apollo Boots”) is a special purpose entity wholly owned by AIC Holdco.  Through AIC Holdco, effective in September 2008, we invested $10.02 million in Apollo Boots.  Apollo Boots acquired €23.38 million and £12.46 million principal amount of senior term loans of AB Acquisitions Topco 2 Limited, a holding company for the Alliance Boots group of companies (the “Boots Reference Obligations”), out of the proceeds of our investment and a multicurrency $40.87 million equivalent non-recourse loan to Apollo Boots (the “Acquisition Loan”) by an unaffiliated third party that matures in September 2013 and pays interest at LIBOR plus 1.25% or, in certain cases, the higher of the Federal Funds Rate plus 0.50% or the lender’s prime-rate. The Boots Reference Obligations pay interest at the rate of LIBOR plus 3% per year and mature in June 2015.

We do not consolidate AIC Holdco or its wholly owned subsidiaries and accordingly only the value of our investment in AIC Holdco is included on our statement of assets and liabilities. The Senior Note, total return swap and Acquisition Loan are non-recourse to AIC Holdco, its subsidiaries and us and have standard events of default including failure to pay contractual amounts when due and failure by each of the underlying Apollo special purpose entities to provide additional credit support, sell assets or prepay a portion of its obligations if the value of the FDC Reference Obligation, the TXU Reference Obligation or the Boots Reference Obligation, as applicable, declines below specified levels. We may unwind any of these transactions at any time without penalty. From time to time we may provide additional capital to AIC Holdco for purposes of funding margin calls under one or more of the transactions described above among other reasons. During the fiscal year ended March 31, 2009, we provided $18.48 million in additional capital to AIC Holdco. During the fiscal year ended March 31, 2010, $9.34 million of net capital was returned to us from AIC Holdco.

Dividends

Dividends paid to stockholders for the fiscal years ended March 31, 2010, 2009 and 2008 totaled $181.4 million or $1.10 per share, $258.8 million or $1.82 per share, and $230.9 million or $2.07 per share, respectively. Tax characteristics of all dividends will be reported to shareholders on Form 1099 after the end of the calendar year. Our quarterly dividends, if any, will be determined by our board of directors.

We intend to continue to distribute quarterly dividends to our stockholders, however, we may not be able to maintain the current level of dividend payments, including due to regulatory requirements.  Our quarterly dividends, if any, will be determined by our board of directors. We expect that our distributions to shareholders generally will be from accumulated net investment income and from net realized capital gains, as applicable.

The following table summarizes our quarterly dividends paid to stockholders for the fiscal years ended March 31, 2010, 2009 and 2008, respectively:

Declared Dividends
Fiscal Year Ended March 31, 2010
Fourth Fiscal Quarter	$0.28
Third Fiscal Quarter	$0.28
Second Fiscal Quarter	$0.28
First Fiscal Quarter	$0.26

Fiscal Year Ended March 31, 2009
Fourth Fiscal Quarter	$0.26
Third Fiscal Quarter	$0.52
Second Fiscal Quarter	$0.52
First Fiscal Quarter	$0.52

Fiscal Year Ended March 31, 2008
Fourth Fiscal Quarter	$0.52
Third Fiscal Quarter	$0.52
Second Fiscal Quarter	$0.52
First Fiscal Quarter	$0.51

We have elected to be taxed as a RIC under Subchapter M of the Code. To maintain our RIC status, we must distribute at least 90% of our investment company taxable income. In addition, although we currently intend to distribute net capital gain (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends.

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder.  IRS Revenue Procedure 2010-12 temporarily allows a RIC that is traded on an established securities market to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Pursuant to this revenue procedure, a RIC may treat a distribution of its own stock as fulfilling its distribution requirements if (i) the distribution is declared on or before December 31, 2012, with respect to a taxable year ending on or before December 31, 2011, and (ii) each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all shareholders, which limitation must be at least 10% of the aggregate declared distribution.  Under Revenue Procedure 2010-12, if too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any shareholder, electing to receive cash, receive less than 10% of his or her entire distribution in cash. If the requirements of Revenue Procedure 2010-12 are met, for federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. See “Material U.S Federal Income Tax Considerations” for tax consequences to stockholders upon receipt of such dividends.

Revenue Procedure 2010-12 is temporary in that it does not apply to dividends declared with respect to taxable years ending after December 31, 2011. It is uncertain whether, and no assurances can be given that, the Internal Revenue Service will extend such guidance for taxable years ending after December 31, 2011. Where Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard (and, more recently, the 10% cash standard of Revenue Procedure 2010-12) if certain requirements are satisfied. While it is generally expected that the Internal Revenue Service may continue such ruling policy, no assurances can be given that the Internal Revenue Service will not discontinue or adversely alter such ruling policy. Whether pursuant to Revenue Procedure 2010-12, a private letter ruling or otherwise, we reserve the option to pay any future dividend in cash and stock. However, no assurances can be given that we will be able to pay any dividend in cash and stock.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a business development company, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a regulated investment company. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a regulated investment company.

With respect to the dividends to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.

Quantitative and Qualitative Disclosure about Market Risk

We are subject to financial market risks, including changes in interest rates. During the fiscal year ended March 31, 2010, many of the loans in our portfolio had floating interest rates. These loans are usually based on floating LIBOR and typically have durations of one to six months after which they reset to current market interest rates. As the percentage of our U.S. mezzanine and other subordinated loans increase as a percentage of our total investments, we expect that more of the loans in our portfolio will have fixed rates. At March 31, 2010, our floating-rate assets and floating-rate liabilities were closely matched. As such, a change in interest rates currently would not have a material effect on our net investment income. However, we may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments. During the fiscal year ended March 31, 2010, we did not engage in interest rate hedging activities.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

We submitted to our stockholders, for their approval, a proposal seeking authorization for our ability, in one or more public or private offerings of our common stock, to sell or otherwise issue shares of our common stock at a price below our then current net asset value (“NAV”) per share, subject to certain conditions discussed below. The stockholders voted and approved the proposal at our annual meeting of stockholders held on August 3, 2010.  The authorization is effective for a twelve-month period expiring on the earlier of the anniversary of the date of our August 3, 2010 annual meeting or the date of our 2011 annual meeting of stockholders, which is expected to be held in August 2011.

Conditions to Sales Below NAV.  From time to time we may sell shares of our common stock at a price below NAV, exclusive of sales compensation, only if the following conditions are met:

•	a majority of our independent directors who have no financial interest in the sale have approved the sale;

•
a majority of such directors, who are not interested persons of Apollo Investment, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of Apollo Investment of firm commitments to purchase such securities or immediately prior to the sale of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any underwriting commission or discount; and

•	the number of shares sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale.

In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our board of directors may also consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares and would not be below current market price;

•	The potential market impact of being able to raise capital in the current financial market;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

We will not sell shares under a prospectus supplement to the registration statement or current post-effective amendment thereto of which this prospectus forms a part (the “current registration statement”) if the cumulative dilution to our NAV per share from offerings under the current registration statement exceeds 15%. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per share at the time of the first offering is $10.00 and we have 140 million shares outstanding, sale of 35 million shares at net proceeds to us of $5.00 per share (a 50% discount) would produce dilution of 10.0%. If we subsequently determined that our NAV per share increased to $11.00 on the then 175 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 43.75 million shares at net proceeds to us of $8.25 per share, which would produce dilution of 5.0%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing shareholders who do not purchase any shares in the offering.

•	existing shareholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering.

•	new investors who become shareholders by purchasing shares in the offering.

Impact on Existing Stockholders who do not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase.

The following table illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from net asset value per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current net asset value and net asset value per share are thus $10,000,000 and $10.00. The table illustrates the dilutive effect on a nonparticipating stockholder of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from net asset value), (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from net asset value) and (3) an offering of 200,000 shares (20% of the outstanding shares) at $8.00 per share after offering expenses and commissions (a 20% discount from net asset value).

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—

Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%

Dilution to Stockholder
Shares Held by Stockholder	10,000	10,000	—	10,000	—	10,000	—
Percentage Held by Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$96,700	(3.30)%
Total Investment by Stockholder (Assumed to be $10.00 per Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Stockholder (Total NAV Less Total Investment)	—	$(200)	—	$(900)	—	$(3,300)	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.02)	—	$(0.09)	—	$(0.33)	—
Percentage Dilution to Stockholder (Dilution per Share Divided by Investment per Share)	—	—	(0.20)%	—	(0.90)%	—	(3.30%)

Impact on Existing Stockholders who do Participate in the Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,000 shares, which is 0.50% of the offering 200,000 shares rather than its 1.00% proportionate share) and (2) 150% of such percentage (i.e., 3,000 shares, which is 1.50% of an offering of 200,000 shares rather than its 1.00% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$8.42	—	$8.42	—
Net Proceeds per Share to Issuer	—	$8.00	—	$8.00	—

Increases in Shares and Decrease to NAV
Total Shares Outstanding	1,000,000	1,200,000	20.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.67	(3.33)%	$9.67	(3.33)%

Dilution/Accretion to Stockholder
Shares Held by Stockholder	10,000	11,000	10.00%	13,000	30.00%
Percentage Held by Stockholder	1.0%	0.92%	(8.33)%	1.08%	8.33%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$106,333	6.33%	$125,667	25.67%
Total Investment by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$100,000	$108,420	—	$125,260	—
Total Dilution/Accretion to Stockholder (Total NAV Less Total Investment)	—	(2,087)	—	$407	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.67	—	$9.67	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$9.86	(1.44)%	$9.64	(3.65)%
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.19)	—	$0.03	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(1.92)%	—	0.32%

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1.00%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering, The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—

Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.33)%

Dilution/Accretion to Stockholder
Shares Held by Stockholder	—	500	—	1,000	—	2,000	—
Percentage Held by Stockholder	0.0%	0.05%	—	0.09%	—	0.17%	—

Total Asset Values
Total NAV Held by Stockholder	—	$4,990	—	$9,910	—	$19,340	—
Total Investment by Stockholder	—	$5,000	—	$9,470	—	$16,840	—
Total Dilution/Accretion to Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$2,500	—

Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Stockholder	—	$10.00	—	$9.47	—	$8.42	—
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.02)	—	$0.44	—	$1.25	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(0.20)%	—	4.65%	—	14.85%

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “AINV.” The following table lists the high and low closing sale price for our common stock, the closing sale price as a percentage of net asset value, or NAV, and quarterly dividends per share since shares of our common stock began being regularly quoted on NASDAQ.   The last reported closing market price of our common stock on March    , 2011 was $____ per share. As of March 1, 2011, we had 107 stockholders of record.

		Closing Sales Price		Premium or Discount of	Premium or Discount of
	NAV(1)	High	Low	High Sales Price to NAV(2)	Low Sales Price to NAV(2)	Declared Dividends
Fiscal Year Ending March 31, 2011
Fourth Fiscal Quarter (through March , 2011 )
Third Fiscal Quarter	**	$11.56	$10.20	**	**	$0.28
Second Fiscal Quarter	$9.58	$10.65	$9.18	111%	96%	$0.28
First Fiscal Quarter	$9.51	$13.57	$9.33	143%	98%	$0.28

Fiscal Year Ended March 31, 2010
Fourth Fiscal Quarter	$10.06	$12.73	$9.82	127%	98%	$0.28
Third Fiscal Quarter	$10.40	$10.12	$8.81	97%	85%	$0.28
Second Fiscal Quarter	$10.29	$10.31	$5.18	100%	50%	$0.28
First Fiscal Quarter	$10.15	$7.02	$3.97	69%	39%	$0.26

Fiscal Year Ended March 31, 2009
Fourth Fiscal Quarter	$9.82	$9.76	$2.05	99%	21%	$0.26
Third Fiscal Quarter	$9.87	$15.85	$6.08	161%	62%	$0.52
Second Fiscal Quarter	$13.73	$17.99	$13.11	131%	95%	$0.52
First Fiscal Quarter	$15.93	$18.59	$14.33	117%	90%	$0.52
____________________
(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.

**	NAV not yet determined

While our common stock has from time to time traded in excess of our net asset value, there can be no assurance, however, that it will trade at such a premium (to net asset value) in the future.

BUSINESS

Apollo Investment

Apollo Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, externally managed non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act. In addition, for tax purposes we have elected to be treated as a RIC.

Our primary investment objective is to generate current income and capital appreciation. We invest primarily in the form of subordinated debt, as well as by making investments in certain senior secured loans and/or equity in private middle market companies. From time to time, we may also invest in the securities of public companies.

Our portfolio is comprised primarily of investments in subordinated debt, sometimes referred to as mezzanine debt, and senior secured loans of private middle-market companies that, in the case of senior secured loans,  generally are not broadly syndicated and whose aggregate tranche size is typically less than $200 million.  From time to time our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion.  While our primary investment objective is to generate current income and capital appreciation through investments in U.S. senior and subordinated loans, other debt securities and equity, we may also invest a portion of the portfolio in opportunistic investments, including foreign securities.  Most of the debt instruments we invest in are unrated or rated below investment grade, which is an indication of having predominantly speculative characteristics with respect to the capacity to pay interest and principal.

AIM is our investment adviser and an affiliate of AGM. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that any such order will be obtained.

During our fiscal year ended March 31, 2010, we invested $716 million across 5 new and 24 existing portfolio companies, primarily through opportunistic secondary market purchases. This compares to investing $435 million in 12 new and 13 existing portfolio companies for the previous fiscal year ended March 31, 2009. Investments sold or prepaid during the fiscal year ended March 31, 2010 totaled $452 million versus $340 million for the fiscal year ended March 31, 2009. The weighted average yields on our senior secured loan portfolio, subordinated debt portfolio and total debt portfolio as of March 31, 2010 at our current cost basis were 8.5%, 13.5% and 11.8%, respectively. At March 31, 2009, the yields were 8.2%, 13.2%, and 11.7%, respectively.

Our targeted investment size typically ranges between $20 million and $250 million, although this investment size may vary proportionately as the size of our available capital base changes. At March 31, 2010, our net portfolio consisted of 67 portfolio companies and was invested 30% in senior secured loans, 59% in subordinated debt, 1% in preferred equity and 10% in common equity and warrants measured at fair value versus 72 portfolio companies invested 26% in senior secured loans, 58% in subordinated debt, 5% in preferred equity and 11% in common equity and warrants at March 31, 2009.

Since our initial public offering in April 2004 and through March 31, 2010, our invested capital totaled $6.3 billion in 128 portfolio companies. Over the same period, we also completed transactions with more than 85 different financial sponsors.

At March 31, 2010, 64% or $1.6 billion of our income-bearing investment portfolio is fixed rate debt and 36% or $0.9 billion is floating rate debt, measured at fair value. On a cost basis, 65% or $1.8 billion of our income-bearing investment portfolio is fixed rate debt and 35% or $1.0 billion is floating rate debt. At March 31, 2009, 70% or $1.5 billion of our income-bearing investment portfolio was fixed rate debt and 30% or $0.7 billion was floating rate debt, measured at fair value. On a cost basis, 66% or $2.0 billion of our income-bearing investment portfolio is fixed rate debt and 34% or $1.0 billion is floating rate debt.

About Apollo Investment Management

AIM, our investment adviser, is led by a dedicated team of investment professionals. The investment committee of AIM currently consists of James C. Zelter, our Chief Executive Officer and a Vice President of the general partner of AIM; Patrick J. Dalton, our President and Chief Operating Officer and a Vice President of the general partner of AIM; Rajay Bagaria, a Partner of AIM; and Justin Sendak, a Partner of AIM. Mr. Dalton is also the Chief Investment Officer of AIM.  The composition of the investment committee of AIM may change from time to time. AIM draws upon AGM’s 20 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 150 companies since inception.

About Apollo Investment Administration

In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and record keeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third-party service providers. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Operating and Regulatory Structure

Our investment activities are managed by AIM and supervised by our board of directors, a majority of whom are independent of Apollo and its affiliates. AIM is an investment adviser that is registered under the Advisers Act. Under our investment advisory and management agreement, we pay AIM an annual base management fee based on our average gross assets as well as an incentive fee.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Investments

We seek to create a portfolio that includes primarily debt investments in mezzanine and senior secured loans and, to a lesser extent, private equity investments by generally investing, on an individual portfolio company basis, approximately $20 million to $250 million of capital, on average, in these securities of middle-market companies. The average investment size will vary as the size of our capital base varies. Our target portfolio will generally be long-term subordinated debt, referred to as mezzanine debt, and senior secured loans of private middle-market companies. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. As such, other creditors may rank senior to us in the event of an insolvency. However, mezzanine loans rank senior to common and preferred equity in a borrowers’ capital structure. Mezzanine loans may have a fixed or floating interest rate. Additional upside can be generated from upfront fees, call protection including call premiums, equity co-investments or warrants. We believe that mezzanine loans offer an attractive investment opportunity based upon their historic returns. Additionally, we may acquire investments in the secondary market if we believe the risk-adjusted returns are attractive.

Our principal focus is to provide capital to middle-market companies in a variety of industries. We generally seek to target companies that generate positive free cash flows.

The following is a representative list of the industries in which Apollo has invested:

•	Building materials

•	Business services

•	Cable television

•	Chemicals

•	Communications

•	Consumer products

•	Distribution

•	Education

•	Energy/Utilities

•	Environmental services

•	Financial services

•	Food

•	Government services

•	Healthcare

•	Lodging/Leisure/Resorts

•	Manufacturing/Basic industry

•	Media

•	Packaging

•	Printing and publishing

•	Restaurants

•	Transportation

We may also invest in other industries if we are presented with attractive opportunities.

In an effort to increase our returns and the number of loans that we can make, we may in the future seek to securitize our loans. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We may sell debt of or interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment-grade securities. We may use the proceeds of such sales to pay down bank debt or to fund additional investments. We may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds. We may also co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that any such order will be obtained.

At March 31, 2010, our net portfolio consisted of 67 portfolio companies and was invested 30% in senior secured loans, 59% in subordinated debt, 1% in preferred equity and 10% in common equity and warrants measured at fair value. We expect that our portfolio will continue to include primarily mezzanine and senior secured loans, as well as to a lesser extent, equity-related securities. In addition, we also expect to invest a portion of our portfolio in opportunistic investments, which are not our primary focus, but are intended to enhance our risk-adjusted returns to stockholders. These investments may include, but are not limited to, securities of public companies and debt and equity securities of companies located outside of the United States.

While our primary focus is to generate both current income and capital appreciation through investments in U.S. senior and subordinated loans, other debt securities and private equity, we may also invest a portion of the portfolio in opportunistic investments, including foreign securities.

Listed below are our top ten portfolio companies and industries represented as a percentage of total assets for the years ended March 31, 2010 and 2009:

TOP TEN PORTFOLIO COMPANIES AND INDUSTRIES AS OF MARCH 31, 2010

PORTFOLIO COMPANY	% of Total Assets	INDUSTRY	% of Total Assets
Asurion Corporation	4.3%	Education	8.3%
Ranpak Corporation	4.2%	Healthcare	5.6%
BNY ConvergEx Group, LLC	3.7%	Insurance	5.2%
First Data Corporation	3.0%	Business Services	5.0%
TL Acquisitions, Inc. (Thomson Learning)	2.6%	Diversified Service	4.9%
MEG Energy Corp.	2.5%	Retail	4.6%

Ceridian Corp.	2.5%	Oil & Gas	4.3%
US Foodservice	2.4%	Packaging	4.2%
Playpower Holdings Inc.	2.4%	Financial Services	4.0%
Fleetpride Corporation	2.4%	Broadcasting & Entertainment	3.1%

TOP TEN PORTFOLIO COMPANIES AND INDUSTRIES AS OF MARCH 31, 2009

PORTFOLIO COMPANY	% of Total Assets	INDUSTRY	% of Total Assets
Asurion Corporation	4.8%	Education	7.7%
First Data Corporation	4.5%	Healthcare	7.2%
TL Acquisitions, Inc. (Thomson Learning)	3.8%	Financial Services	6.2%
Grand Prix Holdings, LLC (Innkeepers USA)	3.3%	Diversified Service	5.8%
Gray Wireline Service, Inc.	3.2%	Insurance	5.6%
Ceridian Corp.	2.9%	Oil & Gas	4.9%
Ranpak Corporation	2.9%	Consumer Products	4.1%
Playpower Holdings Inc.	2.8%	Transportation	3.9%
Fleetpride Corporation	2.8%	Retail	3.8%
Quality Home Brands Holdings LLC	2.6%	Industrial	3.6%

Listed below is the geographic breakdown of the portfolio as of March 31, 2010 and 2009:

Geographic Region	% of Portfolio at March 31, 2010	Geographic Region	% of Portfolio at March 31, 2009
United States	91.6%	United States	91.0%
Canada	3.1%	Canada	1.8%
Western Europe	5.3%	Western Europe	7.2%
	100.0%		100.0%

Investment Selection & Due Diligence

We are committed to a value oriented philosophy and will commit resources to managing risk to our capital. Our investment adviser conducts due diligence on prospective portfolio companies. In conducting its due diligence, our adviser uses information provided by the company and its management team, publicly available information, as well as information from their extensive relationships with former and current management teams, consultants, competitors and investment bankers and the direct experience of the senior partners of our affiliates.

Our investment adviser’s due diligence will typically include:

•	review of historical and prospective financial information;

•	on-site visits;

•	interviews with management, employees, customers and vendors of the potential portfolio company;

•	review of loan documents;

•	background checks; and

•	research relating to the company’s management, industry, markets, products and services, and competitors.

Upon the completion of due diligence and a decision to proceed with an investment in a company, the professionals leading the investment present the investment opportunity to our investment adviser’s investment committee, which determines whether to pursue the potential investment. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and independent accountants prior to the closing of the investment, as well as other outside advisers, as appropriate.

Prospective portfolio company characteristics

We have identified several criteria that we believe are important in identifying and investing in prospective portfolio companies. These criteria provide general guidelines for our investment decisions; however, we caution you that not all of these criteria will be met by each prospective portfolio company in which we choose to invest. Generally, we seek to utilize our access to information generated by our investment professionals to identify investment candidates and to structure investments quickly and effectively.

Value orientation/positive cash flow

Our investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value orientation. We focus on companies in which we can invest at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Typically, we do not expect to invest in start-up companies or companies having speculative business plans.

Experienced management

We generally seek to invest in portfolio companies that have experienced management teams. We also require the portfolio companies to have in place proper incentives to induce management to succeed and to act in concert with our interests as investors, including having significant equity interests.

Strong competitive position in industry

We seek to invest in target companies that have developed leading market positions within their respective markets, have established businesses and are well positioned to capitalize on growth opportunities. We seek companies that demonstrate significant competitive advantages versus their competitors, which should help to protect their market position and profitability.

Exit strategy

We seek to invest in companies that we believe will provide a steady stream of cash flow to repay our loans. We expect that such internally generated cash flow, leading to the payment of interest on, and the repayment of the principal of, our investments in portfolio companies to be a key means by which we exit from our investments over time. In addition, we seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities. These companies include candidates for strategic acquisition by other industry participants and companies that may repay our investments through an initial public offering of common stock or another capital market transaction.

Liquidation value of assets

The prospective liquidation value of the assets, if any, collateralizing loans in which we invest is an important factor in our credit analysis. We emphasize both tangible assets, such as accounts receivable, inventory, equipment and real estate, and intangible assets, such as intellectual property, customer lists, networks and databases.

The investment committee

All new investments by us must be approved by the investment committee of AIM. The members of the investment committee receive no compensation from us. Such members are employees or partners of AIM and receive compensation or profit distributions from AIM, and in certain instances, from other Apollo affiliates. The members of the investment committee are listed below.

Rajay Bagaria: Partner of AIM. Mr. Bagaria joined AIM in June 2004.  He became a Partner and a member of the investment committee in 2009. Before joining AIM, Mr. Bagaria worked with Goldman, Sachs & Co.’s Principal Investment Area with a focus on mezzanine investing.

Patrick J. Dalton: President and Chief Operating Officer of Apollo Investment.  Mr. Dalton joined Apollo in June 2004 as a Partner and a member of the investment committee. Mr. Dalton was appointed Chief Investment Officer of AIM in November 2006. He was also appointed Executive Vice President of Apollo Investment in November 2006 and promoted to President and Chief Operating Officer in November 2008. Before joining Apollo, Mr. Dalton was a Vice President with Goldman, Sachs & Co.’s Principal Investment Area as an investment professional in the Goldman Sachs Mezzanine Partners’ Funds since 2000. Prior to Goldman Sachs, Mr. Dalton spent 10 years with The Chase Manhattan Bank from 1990 to 2000, most recently as Vice President in the Acquisition Finance Department of Chase Securities, Inc.

Justin Sendak: Partner of AIM. Mr. Sendak joined Apollo in 2007 to concentrate on leveraged bank debt, high yield securities and alternative investment opportunities and became a member of the investment committee in 2009. Prior to joining Apollo Mr. Sendak was a Managing Director at Merrill Lynch & Co., specializing in underwriting and placing 144A high yield securities and leveraged loans involving transactions ranging between US$250 million to US$10 billion. Prior to joining Merrill Lynch & Co., Mr. Sendak was a Managing Director in Capital Markets at CIBC World Markets Corp. from 2002 to 2005. Prior to 2002, Mr. Sendak was a Managing Director in CIBC World Markets Corp’s Leveraged Finance Group, specializing in the structuring and placing of institutional bank debt.

James C. Zelter: Chief Executive Officer and Director of Apollo Investment. Mr. Zelter joined Apollo in 2006. He became the Chief Executive Officer and a Director of Apollo Investment in November 2008. He became a member of the investment committee in 2006. He is the Managing Partner of Apollo Capital Management (“ACM”). The funds in the ACM platform include: Apollo Strategic Value Fund, Apollo Credit Opportunity Fund I and II, Apollo Asia Opportunity Fund and Apollo European Principal Finance Fund. ACM also includes AIM, the investment manager to Apollo Investment. Prior to joining Apollo, Mr. Zelter was with Citigroup and its predecessor companies from 1994 to 2006. From 2003 to 2005, Mr. Zelter was Chief Investment Officer of Citigroup Alternative Investments, and prior to that he was responsible for the firm’s Global High Yield franchise.

Investment structure

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior and equity capital providers, to structure an investment.

We seek to structure our mezzanine investments primarily as unsecured, subordinated loans that provide for relatively high interest rates that provide us with significant current interest income. These loans typically have interest-only payments. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt securities or defer payments of interest after our investment. Also, in some cases our mezzanine loans may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our mezzanine loans have maturities of five to ten years.

We also seek to invest in portfolio companies in the form of senior secured loans. We expect these senior secured loans to have terms of three to ten years and may provide for deferred interest payments over the term of the loan. We generally seek to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company.

In the case of our mezzanine and senior secured loan investments, we seek to tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we seek to limit the downside potential of our investments by:

•	requiring an expected total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	generally incorporating call protection into the investment structure where possible; and

•
negotiating covenants and information rights in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with our goal of preserving our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority- interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

We expect to hold most of our investments to maturity or repayment, but we may sell certain of our investments sooner if a liquidity event takes place such as the sale or recapitalization or worsening of credit quality of a portfolio company, among other reasons.

Managerial assistance

As a BDC, we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services. AIA provides such managerial assistance on our behalf to portfolio companies that request this assistance.

Ongoing relationships with portfolio companies

Monitoring

AIM monitors our portfolio companies on an ongoing basis as well as monitors the financial trends of each portfolio company to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company.

AIM has several methods of evaluating and monitoring the performance and fair value of our investments, which can include, but are not limited to, the following:

•	Assessment of success in adhering to portfolio company’s business plan and compliance with covenants;

•	Periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Comparisons to other portfolio companies in the industry;

•	Attendance at and participation in board meetings; and

•	Review of monthly and quarterly financial statements and financial projections for portfolio companies.

In addition to various risk management and monitoring tools, AIM also uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio.

We use an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Capital gain expected

2	Full return of principal and interest or dividend expected, with the portfolio company performing in accordance with our analysis of its business

3	Full return of principal and interest or dividend expected, but the portfolio company requires closer monitoring

4	Some loss of interest, dividend or capital appreciation expected, but still expecting an overall positive internal rate of return on the investment

5	Loss of interest or dividend and some loss of principal investment expected, which would result in an overall negative internal rate of return on the investment

AIM monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, AIM reviews these investment ratings on a quarterly basis, and our audit committee monitors such ratings.

Valuation Process

The following is a description of the steps we take each quarter to determine the value of our portfolio. Many of our portfolio investments are recorded at fair value as determined in good faith by or under the direction of our board of directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our investment adviser, independent valuation firms and the audit committee.  Since this process necessarily involves the use of judgment and the engagement of independent valuation firms, there is no certainty as to the value of our portfolio investments.  Investments for which market quotations are readily available are recorded in our financial statements at such market quotations if they are deemed to represent fair value. Market quotations may be deemed not to represent fair value in certain circumstances where AIM believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security, among other reasons. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

(1) our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;

(2) preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;

(3) independent valuation firms engaged by our board of directors conduct independent appraisals and review our investment adviser’s preliminary valuations and make their own independent assessment;

(4) the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and that of the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and

(5) the board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

When we make investments that involve deferrals of interest payable to us, any increase in the value of the investment due to the accrual of interest is allocated to the increase in the cost basis of the investment, rather than to capital appreciation or gain.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, commercial and investment banks, commercial financing companies or hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us.

In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. We also expect to use the industry information of Apollo’s investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe that the relationships of the senior managers of AIM and those of our affiliates, enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest.

Staffing

We have a chief financial officer and a chief compliance officer and, to the extent necessary, they have hired and may hire additional personnel. These individuals perform their respective functions under the terms of the administration agreement. Certain of our other executive officers are managing partners of our investment adviser. Our day-to-day investment operations are managed by our investment adviser. AIM has hired and may hire additional investment professionals in the future. In addition, we generally reimburse AIA for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our chief financial officer, chief compliance officer and corporate secretary and their respective staffs.

Properties

We do not own any real estate or other physical properties materially important to our operations.  Our administrative and principal executive offices are located at 9 West 57th Street, New York, NY 10019.  We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

On April 13, 2010, InnKeepers USA Trust (“InnKeepers”), a subsidiary of Grand Prix Holdings, LLC, one of our portfolio companies, disclosed that it had not made certain scheduled monthly interest payments on certain of its debt obligations, and had retained financial and legal advisors to assist it in an evaluation of financial alternatives, including a potential restructuring of its balance sheet.

On May 21, 2010, the special servicer with respect to certain of InnKeepers’ indebtedness, Midland Loan Services, Inc. ("Midland"), filed a complaint against us in New York State Supreme Court, New York County (the “New York Court”). The Complaint alleges that we guaranteed certain property improvement projects which InnKeepers has failed to timely complete. The Complaint asserts a single claim for specific performance of our guaranty. On June 30, 2010, we filed a motion to dismiss with the New York Court. Oral argument on the motion to dismiss was heard on November 4, 2010 wherein the judge dismissed Midland’s complaint without prejudice.

On July 19, 2010, Innkeepers disclosed that it had filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the United States Bankruptcy Code in order to effectuate a pre-arranged plan of reorganization.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•
Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934 (the “Exchange Act”), our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports;

•	Pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•	Pursuant to Rule 13a-15 under the Exchange Act, our management must prepare a report regarding its assessment of our internal control over financial reporting; and

•
Pursuant to Item 308 of Regulation S-K and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The board of directors currently consists of eight members, six of whom are not “interested persons” of Apollo Investment as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors (the "Independent Directors"). Our board of directors elects our officers, who serve at the discretion of the board of directors.

BOARD OF DIRECTORS

Under our charter, our directors are divided into three classes. Each class of directors holds office for a three year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the board of directors is as follows:

Interested Directors

Name	Age	Position	Director Since	Expiration of Term
John J. Hannan	58	Chairman of the Board	2004	2012
James C. Zelter	48	Chief Executive Officer & Director	2008	2012

Independent Directors

Name	Age	Position	Director Since	Expiration of Term
Ashok N. Bakhru	68	Director	2008	2012
Claudine B. Malone	74	Director	2007	2011
Frank C. Puleo	65	Director	2008	2011
Carl Spielvogel	82	Director	2004	2011
Elliot Stein, Jr	62	Director	2004	2013
Bradley J. Wechsler	59	Director	2004	2013

The address for each director is c/o Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019.

Executive officers who are not directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Patrick J. Dalton	42	President and Chief Operating Officer
Richard L. Peteka	49	Chief Financial Officer and Treasurer
John J. Suydam	51	Vice President and Chief Legal Officer
Cindy Z. Michel	37	Vice President and Chief Compliance Officer
Joseph D. Glatt	37	Vice President and Secretary

The address for each executive officer is c/o Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019.

Board of Directors’ Oversight Role in Management

The board of directors’ role in management of Apollo Investment is oversight.  As is the case with virtually all investment companies, including business development companies (as distinguished from operating companies), our service providers, primarily AIA and their affiliates, have responsibility for our day-to-day management, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk).  As part of its oversight, the board of directors, acting at its scheduled meetings, or the chairman or the lead Independent Director acting between board of directors’ meetings, regularly interacts with and receives reports from senior personnel of service providers, including our Chief Executive Officer, our President and Chief Operating Officer and our Chief Financial Officer (or a senior representative of their respective offices), Apollo Investment’s and AIM’s Chief Compliance Officer and portfolio management personnel.

The audit committee of the board of directors (which consists of all the Independent Directors), meets regularly, and between meetings the audit committee chair maintains contact, with our independent registered public accounting firm, our Chief Financial Officer and the general auditor.  In addition, at its quarterly meetings, the audit committee meets with the independent valuation services that evaluate  certain of our securities holdings for which there are not readily available market values.  The board of directors also receives periodic presentations from senior personnel of AIM or its affiliates regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment areas such as business continuity, personal trading, valuation, credit and investment research.

The board of directors has adopted policies and procedures designed to address certain of our risks.  In addition, Apollo Investment, AIM, AIA and other of our service providers have adopted a variety of policies, procedures and controls designed to address our particular risks.  However, it is not possible to eliminate all of the risks applicable to us.  The board of directors also receives reports from our counsel or counsel to AIM and the board of directors’ own independent legal counsel regarding regulatory compliance and governance matters.  The board of directors’ oversight role does not make the board of directors a guarantor of our investments or activities or the activities of any of our service providers on behalf of Apollo Investment.

Board of Directors Composition and Leadership Structure

The 1940 Act requires that at least a majority of our directors not be “interested persons” (as defined in the 1940 Act) of Apollo Investment.  Currently, six of our eight directors are Independent Directors.  The chairman of the board of directors is an interested person of Apollo Investment, and the Independent Directors have designated a Lead Independent Director who chairs meetings or executive sessions of the Independent Directors, reviews and comments on board of directors’ meeting agendas, represents the views of the Independent Directors to management and facilitates communication among the Independent Directors and their counsel and between management and the Independent Directors.  The board of directors has determined that its leadership structure, in which 75% of the directors are not affiliated with AIM, is appropriate in light of the services that AIM and its affiliates provide to us and potential conflicts of interest that could arise from these relationships.

Biographical Information

Directors

Our directors have been divided into two groups—Independent Directors and interested directors. Interested directors are interested persons as defined in the 1940 Act.

Information About Each Director’s Experience, Qualifications, Attributes or Skills.

Additional information about each director follows (supplementing the information provided in the tables above) that describes some of the specific experiences, qualifications, attributes or skills that each director possesses which the board believes has prepared them to be effective directors.   The board of directors believes that the significance of each director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one director may not have the same value for another) and that these factors are best evaluated at the board level, with no single director, or particular factor, being indicative of board effectiveness.  However, the board of directors believes that directors need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with our management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the board of directors believes that its members satisfy this standard.  Experience relevant to having this ability may be achieved through a director’s educational background; business, professional training or practice (e.g., medicine, accounting or law), public service or academic positions; experience from service as a board member (including the board of directors of Apollo Investment) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences.  To assist them in evaluating matters under federal and state law, the directors are counseled by their own independent legal counsel, who participates in board of directors’ meetings and interacts with AIM, and also may benefit from information provided by our or AIM’s counsel; both board of directors and our counsel have significant experience advising funds and fund board members.  The board of directors and its committees have the ability to engage other experts as appropriate.  The board of directors evaluates its performance on an annual basis.

Independent Directors

Ashok N. Bakhru (68) Director. Director. Mr. Bakhru became a Director of Apollo Investment Corporation on October 16, 2008. Mr. Bakhru currently serves as the Chairman of the Board of the Goldman Sachs Group of Mutual Funds. Mr. Bakhru served as the Chairman of GS Hedge Fund Partners Registered Fund LLC from 2004 to 2009 and Chairman of GS Hedge Fund Partners Registered Master Fund LLC from 2005 to 2009. Previously Mr. Bakhru was the Chief Financial Officer and Chief Administrative Officer of Coty Inc. in New York City. Prior to that he served at Scott Paper Company in Philadelphia, where he held several senior management positions including Senior Vice President and Chief Financial Officer roles. Mr. Bakhru also serves on the Board of Governors of the Investment Company Institute, the Governing Council of the Independent Directors Council and the Advisory Board of BoardIQ, an investment publication. He has been actively involved with Cornell University, having served on its Council and Administrative Board over the past several years.

Claudine B. Malone (74) Director. Ms. Malone became a Director of Apollo Investment Corporation on April 17, 2007. Ms. Malone is the President and Chief Executive Officer of Financial & Management Consulting Inc. of McLean, Virginia. She also currently serves as a Director of Aviva Life Insurance Company (USA). Previously, Ms. Malone served as a Director of Novell, Inc. from 2003 to 2010, Hasbro, Inc. from 1992 to 2008, Lowe’s Companies Inc. from 1995 to 2005 and Science Applications International Corporation from 1993 to 2006. Ms. Malone was Chairman of the Board of the Federal Reserve Bank of Richmond from 1996 to 1999. She served as a visiting professor at the Colgate-Darden Business School of the University of Virginia from 1984 to 1987, an adjunct professor of the School of Business Administration at Georgetown University from 1982 to 1984 and an assistant and associate professor at the Harvard Graduate School of Business Administration from 1972 to 1981.

Frank C. Puleo (65) Director. Mr. Puleo became a Director of Apollo Investment Corporation on February 4, 2008. Mr. Puleo currently serves as a Director of Commercial Industrial Finance Corp., a credit asset manager, Capital Markets Engineering & Trading Holdings, LLC, a trade processing software and financial engineering company, SLM Corp., a student loan company, and Syncora Capital Assurance, Inc., a monoline financial guaranty and insurance company. Previously Mr. Puleo was a partner at Milbank, Tweed, Hadley & McCloy LLP where he advised clients on structured finance transactions, bank and bank holding company regulatory and securities law matters. Mr. Puleo became a partner of Milbank, Tweed, Hadley & McCloy LLP in 1978 and Co-Chair of the firm’s Global Finance Group in 1995 until retiring at the end of 2006. He was a member of the firm’s Executive Committee from 1982 to 1991 and from 1996 to 2002. Mr. Puleo served as a Lecturer at Columbia University School of Law from 1997 to 2001.

Carl Spielvogel (82) Director. Ambassador Spielvogel became a Director of Apollo Investment Corporation in March 2004. Ambassador Spielvogel was and is currently Chairman and Chief Executive Officer of Carl Spielvogel Associates, Inc., an international management and counseling company, from 1997 to 2000, and from 2001 to present. From 2000-2001, Ambassador Spielvogel served as U.S. Ambassador to the Slovak Republic, based in Bratislava, Slovakia. He served as a Director of Interactive Data Corporation, Inc. from 1996 to 2009. From 1994 to 1997, Ambassador Spielvogel was Chairman and Chief Executive Officer of the United Auto Group, Inc., one of the first publicly-owned auto dealership groups. Earlier, Ambassador Spielvogel was Chairman and Chief Executive Officer of Backer Spielvogel Bates Worldwide, a global marketing communications company from 1985 to 1994. Ambassador Spielvogel is a trustee of the Metropolitan Museum of Art; a member of the Board of Trustees and Chairman of the Business Council of the Asia Society; a member of the Board of Trustees of Lincoln Center for the Performing Arts; a member of the Council on Foreign Relations; a member of the Executive Committee of the Council of American Ambassadors’; and a Trustee and member of the Executive Committee of the State University of New York.

Elliot Stein, Jr. (62) Director. Mr. Stein became a Director of Apollo Investment Corporation in March 2004. He currently serves as Lead Independent Director. He has served as Chairman of Caribbean International News Corporation since 1985. He is also a Managing Director of Commonwealth Capital Partners as well as a board member of various private companies including Multi-Pak Holdings, Cohere Communications, RHM Global LLC and Assay Healthcare Solutions. Mr. Stein is a Trustee of Claremont Graduate University and the New School University. He is a member of the Council on Foreign Relations. He formerly served as a Director of VTG Holdings, Bargain Shop Holdings, Inc. and various other private companies.

Bradley J. Wechsler (59) Director. Mr. Wechsler became a Director of Apollo Investment Corporation in April 2004. Mr. Wechsler was the Co-Chairman and Co-Chief Executive Officer of IMAX Corporation from May, 1996 through April, 2009 and is currently Chairman. Previously Mr. Wechsler has had several executive positions in the entertainment and finance industries. Mr. Wechsler is a Vice-Chairman of the board of the NYU Hospital and Medical Center, a member of the Executive Committee and chairs its Finance Committee. In addition, he sits on the boards of Assay Healthcare Solutions, the Ethical Culture Fieldston Schools and Math for America. He is also a member of the Academy of Motion Picture Arts and Sciences.

Interested directors

John J. Hannan (58) Chairman of the Board of Directors. Mr. Hannan became a Director of Apollo Investment Corporation in March 2004 and was elected as Chairman of the Board of Directors in August 2006. He served as the Chief Executive Officer from February 2006 to November 2008. Mr. Hannan, a senior partner of Apollo Management, L.P., co-founded Apollo Management, L.P. in 1990. He formerly served as a director for Vail Resorts, Inc. and Goodman Global, Inc.

James C. Zelter (48) Chief Executive Officer and Director. Mr. Zelter joined Apollo in 2006. He became the Chief Executive Officer and a Director of Apollo Investment Corporation in November 2008. He is the Managing

Partner of Apollo Capital Management (“ACM”). The funds in the ACM platform include: Apollo Strategic Value Fund, Apollo Credit Opportunity Fund I and II, Apollo Asia Opportunity Fund and Apollo European Principal Finance Fund. ACM also includes Apollo Investment Management, L.P. the investment manager to Apollo Investment Corporation. Prior to joining Apollo, Mr. Zelter was with Citigroup and its predecessor companies from 1994 to 2006. From 2003 to 2005, Mr. Zelter was Chief Investment Officer of Citigroup Alternative Investments, and prior to that he was responsible for the firm’s Global High Yield franchise.

Executive officers who are not directors

Patrick J. Dalton (42) President and Chief Operating Officer. Mr. Dalton joined Apollo in June 2004 as a partner and a member of Apollo Investment Management, L.P.’s Investment Committee. Mr. Dalton was appointed Chief Investment Officer of Apollo Investment Management, L.P. in November 2006. He was also appointed Executive Vice President of Apollo Investment Corporation in November 2006 and promoted to President and Chief Operating Officer in November 2008. Before joining Apollo, Mr. Dalton was a Vice President with Goldman, Sachs & Co.’s Principal Investment Area as an investment professional in the Goldman Sachs Mezzanine Partners’ Funds since 2000. Prior to Goldman Sachs, Mr. Dalton spent 10 years with The Chase Manhattan Bank from 1990 to 2000, most recently as Vice President in the Acquisition Finance Department of Chase Securities, Inc.

Richard L. Peteka (49) Chief Financial Officer and Treasurer. Mr. Peteka joined Apollo Investment Corporation in June 2004. Prior to that, he was Chief Financial Officer and Treasurer of various closed-end and open-end registered investment companies for Citigroup Asset Management. He joined Citigroup Asset Management as a Director in July 1999.

John J. Suydam (51) Chief Legal Officer and Vice President. Mr. Suydam joined Apollo Investment Corporation in 2006. Mr. Suydam also serves as the Chief Legal Officer of Apollo Global Management, LLC, a position he has held since 2006. From 2002 to 2006, Mr. Suydam was a partner at O’Melveny & Myers LLP, where he served as head of Mergers & Acquisitions and co-head of the Corporate Department. Prior to that time, Mr. Suydam served as chairman of the law firm O’Sullivan, LLP which specialized in representing private equity investors. Mr. Suydam serves on the board of directors of the Big Apple Circus.

Cindy Z. Michel (37) Chief Compliance Officer and Vice President. Ms. Michel was appointed Chief Compliance Officer and Vice President of Apollo Investment Corporation in 2010. Ms. Michel joined Apollo Global Management, LLC in 2007 as its Director of Compliance and continues to serve in this role. Prior to joining Apollo, Ms. Michel served as the Director of Compliance of the Private Equity Division at Lehman Brothers. Prior to that, she was associated with the investment bank Credit-Suisse Securities as a member of its Compliance Department supporting the Private Equity and Investment Banking businesses. Before joining Credit-Suisse, Ms. Michel was associated with the law firm of DLA Piper.

Joseph D. Glatt (37) Secretary and Vice President. Mr. Glatt was appointed Secretary of Apollo Investment Corporation in 2010 and Vice President in 2009. Mr. Glatt is also currently General Counsel of Apollo Capital Management L.P., a position he has held since 2007. Previously, Mr. Glatt was associated with the law firms of Simpson Thacher & Bartlett LLP from 1998 to 2003 and Schulte Roth & Zabel LLP from 2003 to 2007, in each case, primarily focusing on mergers and acquisitions, leveraged buyouts and capital markets activities.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit committee

The audit committee operates pursuant to an audit committee charter approved by the board of directors. The charter sets forth the responsibilities of the audit committee, which include selecting or retaining each year an independent registered public accounting firm (the “auditors”) to audit our accounts and records; reviewing and discussing with management and the auditors our annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommending to the board of directors whether the audited financial statements should be included in our annual report on Form 10-K; reviewing and discussing with management and the auditors our quarterly financial statements prior to the filings of our quarterly reports on Form 10-Q; pre-approving the auditors’ engagement to render audit and/or permissible non-audit services; and evaluating the qualifications, performance and independence of the auditors. The audit committee is presently composed of six persons: Messrs. Bakhru, Puleo, Spielvogel, Stein, Wechsler and Ms. Malone, all of whom are Independent Directors and are otherwise considered independent under the listing standards of NASDAQ Marketplace Rule 5605 (a)(2) (the “NASDAQ Listing Standards”). Our board of directors has determined that Mr. Bakhru and Ms. Malone each is an  “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K under the Exchange Act. The audit committee charter is available on our website (www.apolloic.com).  During the fiscal year ended March 31, 2010, the audit committee met five times.

Nominating and corporate governance committee

The nominating and corporate governance committee is responsible for selecting qualified nominees to be elected to the board of directors by stockholders; identifying, selecting or recommending qualified nominees to fill any vacancies on the board of directors or a committee thereof; developing and recommending to the board of directors a set of corporate governance principles applicable to us; overseeing the evaluation of the board of directors and management; and undertaking such other duties and responsibilities as may from time to time be delegated by the board of directors to the nominating and corporate governance committee. The nominating and  corporate governance committee is presently composed of six persons: Ms. Malone and Messrs. Bakhru, Puleo, Spielvogel, Stein and Wechsler. The nominating and corporate governance committee has adopted a written nominating and corporate governance committee charter which is available on our website (www.apolloic.com).  During the fiscal year ended March 31, 2010, the nominating and corporate governance committee met four times.

Compensation committee

We do not have a compensation committee. Decisions regarding executive compensation are made by our entire board of directors.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table shows information regarding the compensation received by the Independent Directors and executive officers for the fiscal year ended March 31, 2010. No compensation is paid to directors who are “interested persons.”

Name	Aggregate compensation from Apollo Investment	Pension or retirement benefits accrued as part of our expenses(1)	Total compensation from Apollo Investment paid to director/officer
Independent directors
Ashok Bakhru	$136,500	None	$136,500
Claudine B. Malone	144,000	None	144,000
Frank C. Puleo	135,000	None	135,000
Carl Spielvogel	133,000	None	133,000
Elliot Stein, Jr.	140,500	None	140,500
Bradley J. Wechsler	122,000	None	122,000
Interested directors
John J. Hannan	None	None	None
James C. Zelter(2)	None	None	None
Executive Officers
Patrick J. Dalton	None	None	None
Richard L. Peteka(3)	None	None	None
John J. Suydam	None	None	None
Cindy Z. Michel	None	None	None
Joseph D. Glatt	None	None	None
____________________
(1)	We do not have a profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.

(2)	James C. Zelter is also an executive officer of Apollo Investment Corporation.

(3)	Richard L. Peteka is an employee of Apollo Investment Administration, LLC.

The Independent Directors’ annual fee is $100,000. The Independent Directors also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting, $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended, and $1,500 for each telephonic committee or board meeting attended. In addition, the chairman of the audit committee receives an annual fee of $7,500 and each chairman of any other committee receives an annual fee of $2,500 for additional services in these capacities. Further, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers. Independent Directors have the option to receive their directors’ fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

Management services

AIM serves as our investment adviser and is controlled by Apollo. AIM is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, the investment adviser manages the day-to-day operations of, and provides investment advisory and management services to, Apollo Investment. Under the terms of an investment advisory and management agreement, AIM:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•	closes and monitors the investments we make.

AIM’s services under the investment advisory and management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management fee

Pursuant to the investment advisory and management agreement, we pay AIM a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. For the fiscal years ended March 31, 2010, 2009 and 2008, AIM accrued $54.07 million, $59.69 million and $59.87 million, respectively, in base investment advisory and management fees and $49.85 million, $51.58 million and $30.45 million, respectively, in performance-based incentive fees.

The base management fee is calculated at an annual rate of 2.00% of our average gross assets. The base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. Base management fees for any partial month or quarter are appropriately pro rated.

The incentive fee has two parts, as follows: one part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include any realized capital gains computed net of all realized capital losses and unrealized capital depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% per quarter (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee.

We pay AIM an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the performance threshold of 1.75%;

•
100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

PRE-INCENTIVE FEE NET INVESTMENT INCOME
(EXPRESSED AS A PERCENTAGE OF THE VALUE OF NET ASSETS)

PERCENTAGE OF PRE-INCENTIVE FEE NET INVESTMENT INCOME
ALLOCATED TO INCOME-RELATED PORTION OF INCENTIVE FEE

These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income. Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold.

The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory and Management Agreement, as of the termination date) and will equal 20% of our realized capital gains for each calendar year computed net of all realized capital losses and unrealized capital depreciation and incorporating unrealized depreciation on a gross investment-by-investment basis at the end of such year. Capital gains with respect to any investment will equal the difference between the proceeds from the sale of such investment and the accreted or amortized cost basis of such investment.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%
Performance threshold(1) = 1.75%
Management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
Pre-incentive fee net investment income
(investment income—(management fee + other expenses)) = 0.55%
Pre-incentive net investment income does not exceed performance threshold, therefore there is no incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%
Performance threshold(1) = 1.75%
Management fee(2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
Pre-incentive fee net investment income
(investment income—(management fee + other expenses)) = 2.00%
Incentive fee = 100% × pre-incentive fee net investment income, in excess of the performance threshold(4)
= 100% × (2.00% – 1.75%)
= 0.25%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%
Performance threshold(1) = 1.75%
Management fee(2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
Pre-incentive fee net investment income
(investment income—(management fee + other expenses)) = 2.30%
Incentive fee = 100% × (2.1875% – 1.75%) + (20% × (pre-incentive fee net investment income – 2.1875%))
= 0.4375%
Incentive fee = (100% × 0.4375%) + (20% × (2.30% – 2.1875%))
= 0.4375% + (20% × 0.1125%)
= 0.4375% + 0.0225%
= 0.46%
____________________
(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

(1)	Represents 7.0% annualized performance threshold.

(2)	Represents 2.0% annualized management fee.

(3)	Excludes organizational and offering expenses.

(4)
This provides our investment adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income when our net investment income equals or exceeds 2.1875% in any calendar quarter.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1:

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

•	Year 1: None

•	Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

•	Year 3: None

$5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

•	Year 4: Capital gains incentive fee of $200,000

$6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: FMV of Investment B determined to be $35 million

•	Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

•	Year 1: None

•	Year 2: $5 million capital gains incentive fee

•	20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

•	Year 3: $1.4 million capital gains incentive fee(1)

•	$6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains fee received in Year 2

•	Year 4: None

•	Year 5: None

$5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3”
_________________
(1)
As illustrated in Year 3 of Alternative 1 above, if Apollo Investment were to be wound up on a date other than December 31st of any year, Apollo Investment may have paid aggregate capital gain incentive fees that are more than the amount of such fees that would be payable if Apollo Investment had been wound up on December 31st of such year.

Payment of our expenses

All investment professionals of the investment adviser and their respective staffs when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to: calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, incurred to finance our investments; offerings of our common stock and other securities; investment advisory and management fees; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors’ fees and expenses; costs of preparing and filing reports or other documents of the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors’ and officers’/errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us or Apollo Administration in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our chief compliance officer, chief financial officer and corporate secretary and their respective staffs.

Duration and termination

The continuation of our investment advisory and management agreement was approved by our board of directors on March 18, 2010. Unless terminated earlier as described below, it will remain in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not “interested persons” as defined in the 1940 Act. The investment advisory and management agreement will automatically terminate in the event of its assignment. Either party may terminate the investment advisory and management agreement without penalty upon not more than 60 days’ written notice to the other party. See “Risk Factors—Risks relating to our business and structure—We are dependent upon AIM’s key personnel for our future success and upon their access to Apollo’s investment professionals and partners.”

Indemnification

The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIM and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Apollo Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of AIM’s services under the investment advisory and management agreement or otherwise as an investment adviser of Apollo Investment.

Organization of the investment adviser

AIM is a Delaware limited partnership that is registered as an investment adviser under the Advisers Act. The principal executive offices of AIM are at 9 West 57th Street, New York, NY 10019.

Portfolio Manager

Patrick J. Dalton, as Chief Investment Officer of AIM, is primarily responsible for the day-to-day management of our investment portfolio. He is a partner of our investment adviser and receives a compensation package from it that includes a base salary and variable incentive compensation based primarily on our performance. The dollar range of equity securities purchased and beneficially owned by Mr. Dalton in Apollo Investment is $100,001—$500,000 as of December 31 , 2010.

Board Approval of the Investment Advisory and Management Agreement

At a meeting of our board of directors held on March 18, 2010, the board, including our directors who are not “interested persons” as defined in the 1940 Act, voted to approve the continuation of the investment advisory and management agreement between us and AIM for another annual period in accordance with the requirements of the 1940 Act. Our independent directors had the opportunity to consult in executive session with their counsel regarding the approval of such agreement. In reaching a decision to approve the continuation of the investment advisory and management agreement, our board of directors reviewed a significant amount of information and considered, among other things:

•	the nature, extent and quality of the advisory and other services provided and to be provided to us by the investment adviser;

•	the investment performance of us and our investment adviser;

•
the reasonableness of the fee payable by us to the investment adviser in light of comparative performance, expense and advisory fee information, costs of the services provided, and profits realized and benefits derived or to be derived by the investment adviser from its relationship with us;

•	the potential for economies of scale to be realized by the investment adviser in managing our assets and the extent to which material economies of scale may be shared with us; and

•	various other matters.

In approving the continuation of the investment advisory and management agreement, our board of directors, including the directors who are not “interested persons,” made the following determinations:

•
Nature, Extent and Quality of Services.    Our board of directors received and considered information regarding the nature, extent and quality of the investment selection process employed by the investment adviser. In addition, our board of directors received and considered other information regarding the administrative and other services rendered to us by affiliates of the investment adviser and noted information received at regular meetings throughout the year related to the services rendered by the investment adviser in its management of our affairs. Our board of directors also considered the backgrounds and responsibilities of the investment adviser’s senior personnel and their qualifications and experience in connection with the types of investments made by us. The board noted recent additions to the investment adviser’s personnel and the investment adviser’s commitment to providing us with qualified investment and compliance personnel. Our board also considered the financial resources available to the investment adviser. Our board of directors determined that the nature, extent and quality of the services provided by the investment adviser are adequate and appropriate.

•
Investment Performance.    Our board of directors reviewed the long-term and short-term investment performance of Apollo Investment and the investment adviser, as well as comparative data with respect to the long-term and short-term investment performance of other externally-managed business development companies. Our board of directors concluded that the investment adviser was delivering results consistent with our investment objective and that our relative investment performance was competitive with comparable business development companies in a difficult market environment.

•
The reasonableness of the fee payable by us to the investment adviser.    Our board of directors considered comparative data based on publicly available information and information provided by a third party retained to provide comparative data on other business development companies with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other business development companies as well as our operating expenses and expense ratio compared to other business development companies, including business development companies with similar investment objectives. Based upon its review, the board of directors concluded that the fees payable under the investment advisory and management agreement are reasonable compared to other business development companies and in light of the services provided by the investment adviser and the costs to the investment adviser of providing such services. In addition, our board of directors concluded that our expenses as a percentage of net assets attributable to common stock are reasonable as compared to other business development companies.

•
Economies of Scale.    Our board of directors considered information about the potential of the investment adviser to realize economies of scale in managing our assets, and determined that at this time there were no economies of scale to be realized by the investment adviser and that, to the extent any such material economies of scale were to be realized by the investment adviser, our board of directors would seek to have such economies of scale shared with us.

Based on the information reviewed and the discussions above, our directors (including those directors who are not “interested persons”) concluded that the terms of the investment advisory and management agreement, including the fee rates thereunder, are fair and reasonable in relation to the services provided and approved the continuation of the investment advisory and management agreement with the investment adviser as being in the best interests of Apollo Investment and its stockholders.

In view of the wide variety of factors that our board of directors considered in connection with its evaluation of the investment advisory and management agreement, it is not practical to quantify, rank or otherwise assign relative weights to the specific factors our board considered in reaching its decision. Our board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our board of directors. Rather, our board of directors based its approval on the totality of information presented to, and reviewed by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

ADMINISTRATION AGREEMENT

Pursuant to a separate administration agreement, AIA furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, AIA also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, AIA assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of AIA’s overhead in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our chief compliance officer and chief financial officer and their respective staffs. Under the administration agreement, AIA also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. Either party may terminate the administration agreement without penalty upon 60 days’ written notice to the other party.

At the fiscal years ended March 31, 2010, 2009 and 2008, AIA was reimbursed $3.00 million, $3.25 million and $3.16 million, respectively, from us on the $4.73 million, $4.79 million and $3.45 million, respectively, of expenses accrued under the administration agreement.  For administrative expenses accrued during the most recently completed fiscal quarter, please see “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Results of Operations—Expenses.”

Indemnification

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIA and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of AIA’s services under the administration agreement or otherwise as administrator for us.

LICENSE AGREEMENT

We have entered into a license agreement with Apollo pursuant to which Apollo has agreed to grant us a non-exclusive, royalty-free license to use the name “Apollo.” Under this agreement, we will have a right to use the Apollo name, for so long as AIM or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Apollo” name. This license agreement will remain in effect for so long as the investment advisory and management agreement with our investment adviser is in effect.

CERTAIN RELATIONSHIPS

We have entered into an investment advisory and management agreement with AIM. Certain of our senior officers and our chairman of the board of directors have ownership and financial interests in AIM. Certain of our senior officers also serve as principals of other investment managers affiliated with AIM that may in the future manage investment funds with investment objectives similar to ours. In addition, our executive officers and directors and the partners of our investment adviser, AIM, serve or may serve as officers, directors or principals of entities that operate in the same or related line of business as we do, or of investment funds managed by its affiliates, although we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with AIM. However, our investment adviser and its affiliates intend to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we are not disadvantaged in relation to any other client.

We have entered into a royalty-free license agreement with AIM, pursuant to which AIM has granted us a non-exclusive license to use the name “Apollo.” Under the license agreement, we have the right to use the “Apollo” name for so long as AIM or one of its affiliates remains our investment adviser. In addition, we rent office space from AIA, an affiliate of AIM, and pay Apollo Administration our allocable portion of overhead and other expenses incurred by Apollo Administration in performing its obligations under our administration agreement with AIA, including our allocable portion of the cost of our chief financial officer, chief compliance officer and corporate secretary and their respective staffs, which can create conflicts of interest that our board of directors must monitor.  We may invest, to the extent permitted by law, on a concurrent basis with affiliates of AIM, subject to compliance with applicable regulations and our allocation procedures.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of March 3, 2011 , to our knowledge, there were no persons that owned 25% or more of our outstanding voting securities, and no person would be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of  March 3, 2011 , certain ownership information with respect to our common stock for those persons whom we believe, based on public filings and/or information provided by such persons, directly or indirectly owned, controlled or held, with the power to vote, 5% or more of our outstanding common stock as of that date. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power over such securities.

Name and address	Type of ownership(1)	Shares owned	Percentage of common stock outstanding
BlackRock, Inc.(2)	Beneficial	12,294,245	6.30%
Thornburg Investment Management Inc.(3)	Beneficial	9,920,431	5.07%
All officers and directors as a group (13 persons)(4)	Beneficial	382,397.49	* %
____________________
*	Represents less than 1%.

(1)	Over 99% of our common stock is owned of record by Cede & Co., as nominee of The Depository Trust Company.

(2)	The principal address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(3)	The principal address for Thornburg Investment Management Inc. is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506.

(4)	The address for all officers and Directors is c/o Apollo Investment Corporation, 9 West 57th Street, New York, New York 10019.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors as of December 31 , 2010. (We are not part of a “family of investment companies,” as that term is defined in the proxy rules under the federal securities laws). Our directors have been divided into two groups—interested directors and independent directors. Interested directors are “interested persons” as defined in the 1940 Act.

Name of Director	Dollar Range of Equity Securities in Apollo Investment(1)
Independent Directors
Ashok N. Bakhru	$100,001 – $500,000
Claudine B. Malone	$100,001 – $500,000
Frank C. Puleo	$100,001 – $500,000
Carl Spielvogel	$50,001 – $100,000
Elliot Stein, Jr.	$100,001 – $500,000
Bradley J. Wechsler	$100,001 – $500,000
Interested Directors
John J. Hannan(2)	$500,001 – $1,000,000
James C. Zelter	over $1,000,000
____________________
(1)	Dollar ranges are as follows: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, $100,001—$500,000, $500,001—$1,000,000 or over $1,000,000.

(2)	Dollar range includes 71,320.50 shares held through indirect beneficial ownership of a family trust.

PORTFOLIO COMPANIES

The following is a listing of each portfolio company or its affiliate, together referred to as portfolio companies, in which we had an investment at December 31 , 2010. A percentage shown for a class of investment securities held by us represents the percentage of the class owned and does not necessarily represent voting ownership. A percentage shown for equity securities, other than warrants or options, represents the actual percentage of the class of security held on a fully diluted basis. A percentage shown for warrants and options held represents the percentage of a class of security we may own assuming we exercise our warrants or options after dilution. See the financial statements to this base prospectus and any accompanying prospectus supplement for information regarding the fair value of these securities and for the general terms of any loans to the portfolio companies.

The portfolio companies are presented in three categories: “companies more than 25% owned,” which represent portfolio companies with respect to which we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are presumed to be controlled by us under the 1940 Act; “companies owned 5% to 25%,” which represent portfolio companies with respect to which we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company or with respect to which we hold one or more seats on the portfolio company’s board of directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and “companies less than 5% owned,” which represent portfolio companies with respect to which we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company and with respect to which we have no other affiliations. We make available significant managerial assistance to our portfolio companies. We generally request and may receive rights to observe the meetings of our portfolio companies’ board of directors.

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

Companies More Than 25% Owned

AIC Credit Opportunity Fund c/o Apollo Investment Corporation 9 West 57th Street New York, NY 10019	Asset Management	Common Equity/ Equity Interests	100%

Generation Brands Holdings LLC 110 Crescent Green Suit 105 Cary, NC 27518	Consumer Products	Common Equity/ Equity Interest	27.19%

Grand Prix Holdings, LLC (Innkeepers USA) 340 Royal Poinciana Way Suite 306 Palm Beach, FL 33480	Hotels, Motels, Inns & Gaming	Preferred Equity, Common Equity/ Equity Interests	99.60%

Companies 5% to 25% Owned

A-D Conduit Holdings, LLC (Duraline) 835 Innovation Drive Knoxville, TN 37932 Equity Interests	Telecommunications	Common Equity/ Equity Interests	5.36%

Garden Fresh Restaurant Corp. 15822 Bernardo Center Drive Suite A San Diego, CA 92127-2320	Retail	Bank Debt/ Senior Secured Debt, Common Equity/ Equity Interests	— 8.06%

81

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

CDSI I Holding Company, Inc. (DSI Renal Inc.) 511 Union Street Suite 1800 Nashville, TN 37219	Healthcare	Common Equity/ Equity Interests, Warrants	6.01% —

Companies Less Than 5% Owned

AB Acquisitions UK Topco 2 Limited (Alliance Boots) 4th Floor, 361 Oxford Street Sedley Place London, W1C 2JL United Kingdom	Retail	Subordinated Debt/ Corporate Notes, Bank Debt/ Senior Secured Debt	— —

AB Capital Holdings LLC (Allied Security) Eight Tower Bridge 161 Washington Street, Suite 600 Conshohocken, PA 19428	Business Services	Common Equity/ Equity Interests	0.66%

Advantage Sales & Marketing Inc. 19100 Von Karman Avenue Suite 300 Irvine, CA 92612	Grocery	Bank Debt/ Senior Secured Debt	—

AHC Mezzanine LLC (Advanstar) 641 Lexington Avenue 8th Floor New York, NY 10022	Media	Preferred Equity	0.34%

Allied Security Holdings LLC Eight Tower Bridge 161 Washington Street, Suite 600 Conshohocken, PA 19428	Business Services	Subordinated Debt/ Corporate Notes	—

Altegrity, Inc. 7799 Leesburg Pike Suite 1100 North Falls Church, VA 22043-2413	Diversified Service	Subordinated Debt/ Corporate Notes; Bank Debt/ Senior Secured Debt; Common Equity/ Corporate Notes	— __ __

American Tire Distributors 12200 Herbert Wayne Court Suite 150 Huntersville, NC 28078	Distribution	Subordinated Debt/ Corporate Notes, Common Equity/ Equity Interests	— 0.4%

Angelica Corporation 1105 Lakewood Parkway Suite 210 Alpharetta, GA 30004	Healthcare	Subordinated Debt/ Corporate Notes	—

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

Applied Systems, Inc. 200 Applied Systems Parkway University Park, IL 60466	Software	Bank Debt/ Senior Secured Debt	—

Asurion Corporation 648 Grassmere Park Suite 300 Nashville, TN 37211	Insurance	Bank Debt/ Senior Secured Debt	—

ATI Acquisitions, Inc. 6351 Boulevard 26 North Richland Hills, TX 76180	Education	Subordinated Debt/ Corporate Notes Bank Debt	— —

Babson CLO Ltd c/o Apollo Investment Corporation 9 West 57th Street New York, NY 10019	Asset Management	Subordinated Debt/ Corporate Notes	—

Booz Allen Hamilton 8283 Greensboro Drive McLean, VA 22102	Consulting Services	Subordinated Debt/ Corporate Notes	—

Brickman Group Holdings 18227-D Flower Hill Way Gaithersburg, MD 20879	Environmental & Facilities Services	Bank Debt/ Senior Secured Debt	—

CA Holding, Inc. (SquareTwo Financial Corp.) 370 17th Street Denver, CO 80202	Consumer Finance	Common Equity/ Equity Interests, Preferred Equity, Warrants	1.30% — —

Catalina Marketing Corporation 200 Carillon Parkway St. Petersburg, FL 33716	Grocery	Subordinated Debt/ Corporate Notes	—

Ceridian Corp. 3311 E. Old Shakopee Road Minneapolis, MN 55425	Diversified Service	Subordinated Debt/ Corporate Notes	—

Cidron Healthcare C.S.à.R.L. (Convatec) 100 Headquarters Park Drive Skillman, NJ 08558	Healthcare	Subordinated Debt/ Corporate Notes	—

Clean Earth, Inc. 334 South Warminster Road Hatboro, PA 19040	Environmental	Bank Debt/ Senior Secured Debt	—

Clothesline Holdings, Inc. (Angelica) 1105 Lakewood Parkway Suite 210 Alpharetta, GA 30004	Healthcare	Common Equity/ Equity Interests	3.77%

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

Datatel, Inc. 4375 Fair Lakes Court Fairfax, VA 22033	Education	Bank Debt/ Senior Secured Debt	—

Delta Educational Systems, Inc. 144 Business Park Drive Suite 201 Virginia Beach, VA 23462	Education	Subordinated Debt/ Corporate Notes	—

DSI Renal Inc. Suite 1800 511 Union Street Nashville, TN 37219	Healthcare	Subordinated Debt/ Corporate Notes	—

Dresser, Inc. 15455 Dallas Parkway Addison, TX 75001	Industrial	Bank Debt/ Senior Secured Debt	—

Dura-Line Merger Sub, Inc. 835 Innovation Drive Knoxville, TN 37932	Telecommunications	Subordinated Debt/ Corporate Notes	—

Educate, Inc. 1001 Fleet Street Baltimore, MD 21202	Education	Bank Debt/ Senior Secured Debt	—

Exova Limited Queen Anne Drive Lochend Industrial Estate Newbridge, Edinburgh, Midlothian, EH28 8PL U.K	Market Research	Subordinated Debt/ Corporate Notes	—

Explorer Coinvest LLC (Booz Allen) 8283 Greensboro Drive McLean, VA 22102	Consulting Services	Common Equity/ Equity Interests	—

Fidji Luxco (BC) S.C.A. (FCI) 145 rue Yves le Coz 78035 Versailles Cedex France	Electronics	Warrants	0.86%

First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111	Financial Services	Subordinated Debt/ Corporate Notes	—

FleetPride Corporation 8708 Technology Forest Place Suite 125 The Woodlands, TX 77381	Transportation	Subordinated Debt/ Corporate Notes	—

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

FoxCo Acquisition Sub LLC 1717 Dixie Highway Suite 650 Fort Wright, KY 41011	Broadcasting & Entertainment	Subordinate Debt/ Corporate Notes, Bank Debt	— —

FPC Holdings, Inc. (FleetPride Corporation) 8708 Technology Forest Place Suite 125 The Woodlands, TX 77381	Transportation	Subordinated Debt/ Corporate Notes	—

FSC Holdings Inc. (Hanley Wood LLC) One Thomas Circle NW Suite 600 Washington, DC 20005	Media	Common Equity/ Equity Interests	3.487%

Generics International, Inc. 130 Vingtage Dr. Ne Huntsville, AL 35811	Healthcare	Bank Debt/ Senior Secured Debt	—

General Nutrition Centers, Inc. 300 Sixth Avenue Pittsburgh, PA 152222	Retail	Subordinated Debt/ Corporate Notes	—

Gryphon Colleges Corporation (Delta Educational Systems, Inc.) 144 Business Park Drive Suite 201 Virginia Beach, VA 23462	Education	Series B Preferred Equity Interests, Common Equity/ Equity Interests, Series A Preferred Warrants, Series B Preferred Warrants, Common Stock Warrants	— 3.60% — — —

GS Prysimian Co-Invest L.P. (Prysimian Cables & Systems) 700 Industrial Drive Lexington, SC 29072	Industrial	Common Equity/ Equity Interests	—

Hub International Holdings 55 East Jackson Boulevard Chicago, IL 60604	Insurance	Subordinated Debt/ Corporate Notes	—

Infor Enterprise Solutions Holdings, Inc. (Infor Global) 13560 Morris Road Suite 4100 Alpharetta, GA 30004	Business Services	Bank Debt/ Senior Secured Debt	—

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

Infor Global Solutions European Finance S.a.r.l. (Infor Global) 13560 Morris Road Suite 4100 Alpharetta, GA 30004	Business Services	Bank Debt/ Senior secured Debt	—

Intelsat Bermuda Ltd. 23 Avenue Monterey Luxembourg, L-2086	Broadcasting & Entertainment	Subordinated Debt/ Corporate Notes	—

IPC Systems, Inc. 88 Pine Street Wall Street Plaza New York, NY 10005	Telecommunications	Bank Debt/ Senior Secured Debt	—

Kronos, Inc. 297 Billerica Road Chelmsford, MA 01824	Electronics	Bank Debt/ Senior Secured Debt	—

Laureate Education, Inc. 1001 Fleet Street Baltimore, MD 21202	Education	Subordinated Debt/ Corporate Notes	—

Leslie’s Poolmart, Inc. 3925 East Broadway Road Phoenix, AZ 85040	Retail	Bank Debt/ Senior Secured Debt	—

LVI Acquisition Corp. (LVI Services, Inc.) 80 Broad Street 3rd Floor New York, NY 10004	Environmental	Common Equity/ Equity Interests	2.62%

LVI Services, Inc 80 Broad Street 3rd Floor New York, NY 10004	Environmental	Subordinated Debt/ Corporate Notes	—

Multiplan, Inc. 115 Fifth Avenue New York, NY 10003	Business Services	Bank Debt/ Senior Secured Debt	—

MW Industries, Inc. 500E Ottawa Street P.O. Box 7008 Logansport, IN 46947	Manufacturing	Subordinated Debt/ Corporate Notes	—

NBTY, Inc. 2100 Smithtown Avenue Ronkonkoma, NY 11779	Consumer Products	Bank Debt/ Senior Secured Debt	—

NCO Group Inc. 507 Prudential Road Horsham, PA 19044	Consumer Finance	Subordinated Debt/ Corporate Notes	—

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

N.E.W. Holdings I, LLC 22894 Pacific Boulevard Sterling, VA 20166	Consumer Services	Subordinated Debt/ Corporate Notes	—

New Omaha Holdings Co-Invest LP (First Data) 6200 South Quebec Street Greenwood Village, CO 80111	Financial Services	Common Equity/ Equity Interest	—

Nielsen Finance LLC 770 Broadway New York, NY 10003	Market Research	Subordinated Debt/ Corporate Notes	—

Ozburn-Hessey Holding Company LLC 7101 Executive Center Drive Suite 333 Brentwood, TN 37027	Logistics	Bank Debt/ Senior Secured Debt	—

PBM Holdings, Inc. (PBM Products, LLC) 204 North Main Street Gordonsville, VA 22942	Beverage, Food, & Tobacco	Subordinated Debt/ Corporate Notes	—

Penton Business Media Holdings, LLC 249 West 17th Street New York, NY 10011	Media	Common Equity/ Equity Interests	—

Playpower Holdings Inc. 13523 Barrett Parkway Drive Suite 104 Ballwin, MO 63021	Leisure Equipment	Subordinated Debt/ Corporate Notes	—

Pro Mach Co-Investment, LLC 1000 Abernathy Road Suite 1110 Atlanta, GA 30328-5606	Machinery	Common Equity/ Equity Interests	2.30%

Pro Mach Merger Sub, Inc. 1000 Abernathy Road Suite 1110 Atlanta, GA 30328-5606	Machinery	Subordinated Debt/ Corporate Notes	—

Ranpak Corp. 7990 Auburn Road Concord Township, OH 44077-9702	Packaging	Common Equity/ Equity Interests	—

RC Coinvestment, LLC (Ranpak Corp.) 7990 Auburn Road Concord Township, OH 44077-9702	Packaging	Common Equity/ Equity Interests	2.54%

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

Ranpak Holdings, Inc. 7990 Auburn Road Concord Township, OH 44077-9702	Packaging	Subordinated Debt/ Corporate Notes	—

Renal Advantage Holdings, Inc. 115 East Park Drive Suite 300 Brentwood, TN 37027	Healthcare	Subordinated Debt/ Corporate Notes	—

Sedgwick Holdings, Inc.. P.O. Box 171865 Memphis, TN 38187-1865	Claims Management	Bank Debt	—

Sheridan Holdings, Inc. 1613 N. Harrison Parkway Building C Suite 200 Sunrise, FL 33323	Healthcare	Bank Debt/ Senior Secured Debt	—

Sorenson Communications Holdings, LLC 4393 South Riverboat Road Suite 300 Salt Lake City, UT 84123	Consumer Services	Common Equity/ Equity Interests	0.45%

Sorenson Communications, Inc. 4393 South Riverboat Road Suite 300 Salt Lake City, UT 84123	Consumer Services	Subordinated Debt/ Corporate Notes	—

SquareTwo Financial Corp. 370 17th Street Denver, CO 80202	Financial Services	Subordinated Debt/ Corporate Notes	—

The Servicemaster Company 860 Ridge Lake Boulevard Memphis, TN 38120	Diversified Service	Subordinated Debt/ Corporate Notes	—

TL Acquisitions, Inc. (Thomson Learning) One State Street Plaza 27th Floor New York, NY 10004	Education	Subordinated Debt/ Corporate Notes	—

Trans First Holdings, Inc. 5950 Berkshire Lane Suite 1100 Dallas, TX 75225	Financial Services	Bank Debt/ Senior Secured Debt	—

Univar 17425 NE Union Hill Road Redmond, Washington 98052	Distribution	Subordinated Debt/ Corporate Notes, Common Equity/ Equity Interests	— 0.46%

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held(1)

US Foodservice 9755 Pantuxent Woods Dr. Columbia, MD 21046	Beverage, Food & Tobacco	Subordinated Debt/ Corporate Notes	—

US Renal 14651 Dallas Parkway Suite 900 Dallas, TX 75254	Healthcare	Subordinated Debt/ Corporate Notes	—

Varietal Distribution 1310 Goshen Parkway P.O. Box 2656 West Chester, PA 19380-0906	Distribution	Subordinated Debt/ Corporate Notes	—

Varietal Distribution Holdings, LLC 1310 Goshen Parkway P.O. Box 2656 West Chester, PA 19380-0906	Distribution	Common Equity/ Equity Interests, Preferred Equity	0.20% —

Vertafore, Inc. 11831 North Creek Pkwy. North Bothell, WA, 98011	Software	Bank Debt/ Senior Secured Debt	—

Viking Acquisition, Inc. 65 East 55th St Floor 18 New York, NY 10022	Consumer Products	Bank Debt/ Senior Secured Debt	—

Westbrook CLO Ltd. c/o Apollo Investment Corporation 9 West 57th Street New York, NY 10019	Asset Management	Subordinated Debt/ Corporate Notes	—
____________________
(1)
This information is based on data made available to us as of December 31 , 2010. We have no independent ability to verify this information. Some, if not all, portfolio companies are subject to voting agreements with varied voting rights.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of our total assets minus our liabilities by the total number of our shares outstanding.

In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by or under the direction of our board of directors. Market quotations may be deemed not to represent fair value in certain circumstances where AIM reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.

If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Given the general market dislocation, the lack of trading activity and the forced sellers we noted in the market during the fiscal year ended March 31, 2009, our research and diligence concluded that the limited but available market quotations on a number of performing or outperforming credits may not be representative of fair value under generally accepted accounting principles in the U.S. In each case, our independent valuation firms considered observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

(1) our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;

(2) preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;

(3) independent valuation firms engaged by our board of directors conduct independent appraisals and review our investment adviser’s preliminary valuations and make their own independent assessment;

(4) the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and that of the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and

(5) the board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends.

No action is required on the part of a registered stockholder to have such stockholder’s cash dividend reinvested in shares of our common stock. A registered stockholder may elect to receive a dividend in cash by notifying American Stock Transfer and Trust Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator not less than 10 days prior to the record date for dividends to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

We intend to use primarily newly-issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The Nasdaq Global Select Market on the valuation date for such dividend. Market price per share on that date will be the closing price for such shares on The Nasdaq Global Select Market or, if no sale is reported for such day, at the average of the reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

The plan administrator’s fees under the plan will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a 10¢ per share brokerage commission from the proceeds.

Stockholders are subject to U.S. federal income tax on dividends automatically reinvested in additional shares of our common stock.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at P.O. Box 922, Wall Street Station, NY, NY 10269-0560 or by calling the plan administrator’s Interactive Voice Response System at 1-888-777-0324.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence, including requests for additional information, concerning the plan should be directed to the plan administrator by mail at American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10007 or by telephone at (718) 921-8200.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (generally property held for investment). The discussion is based upon the Code, Treasury regulations, administrative and judicial interpretations, and other applicable authorities all as in effect as of the date of this prospectus and all of which are subject to differing interpretations or change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding any matters discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

This summary does not discuss the consequences of an investment in shares of our preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities. The tax consequences of such an investment will be discussed in a relevant prospectus supplement.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; or

•	a trust or an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. stockholder” is a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated, and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to obtain RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income” (determined without regard to the dividends paid deduction), which is generally our ordinary income plus the excess of net short-term capital gains over net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a RIC

If we qualify as a RIC and satisfy the Annual Distribution Requirement, then we will not be subject to federal income tax on the portion of our investment company taxable income and net capital gain (i.e., net long-term capital gains in excess of net short-term capital losses) we distribute to stockholders with respect to that year. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (the “Excise Tax Avoidance Requirement”). We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains).

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	qualify and have in effect an election to be treated as a BDC under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code) (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•
no more than 25% of the value of our assets is invested (1) in the securities, other than U.S. Government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (2) in securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss recognized by us from the sale or exchange of warrants or other securities acquired by us, as well as any loss attributable to the lapse of such warrants, generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant or other security.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities.” Moreover, our ability to dispose of assets to meet the Annual Distribution Requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. Alternatively, to satisfy our Annual Distribution Requirement, we may declare a taxable dividend payable in cash or stock at the election of each stockholder. See the section “Dividends.” In such case, for federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. See “Taxation of Stockholders” below for tax consequences to stockholders upon receipt of such dividends.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year (for example, because we fail the 90% Income Test described above), we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of our income would be subject to corporate-level federal income tax, reducing the amount available to be distributed to our stockholders. In contrast, assuming we qualify as a RIC, our corporate-level federal income tax should be substantially reduced or eliminated. See “Election to be Taxed as a RIC” above.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (v) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (vi) cause us to recognize income or gain without a corresponding receipt of cash, (vii) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (viii) adversely alter the characterization of certain complex financial transactions and (ix) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our disqualification as a RIC.

Except as discussed below under the heading “Failure to Qualify as a RIC,” the remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us (including distributions pursuant to a dividend reinvestment plan or where stockholders can elect to receive cash or stock) generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock through our dividend reinvestment plan. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends received by us from U.S. corporations and certain qualified foreign corporations, and provided that certain holding period and other requirements are met, such distributions generally will be eligible for a reduced maximum federal income tax rate for taxable years beginning before 2013 (but not for taxable years beginning thereafter, unless the relevant provisions are extended by legislation). In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the reduced maximum rate. Distributions of our net capital gain (which is generally our net long-term capital gains in excess of net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to U.S. stockholders as long-term capital gains (currently taxed at a reduced maximum rate in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Although we currently intend to distribute any net capital gain at least annually, we may in the future decide to retain some or all of our net capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholders will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The gain or loss will be measured by the difference between the sale price and the shareholder's tax basis in his, her or its shares. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are acquired (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition, in which case the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In general, individual and other non-corporate U.S. taxable stockholders currently are subject to a reduced maximum federal income tax rate on their net capital gain, i.e., the excess of net long-term capital gain over net short-term capital loss for a taxable year, including any long-term capital gain derived from an investment in our shares. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the rates applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses against ordinary income for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the reduced maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the reduced maximum rate applicable to qualifying dividends.

We may be required to withhold federal income tax (“backup withholding”) from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our “investment company taxable income” to non-U.S. stockholders, subject to the discussion below, will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, in which case the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders, and we will not be required to withhold federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Except as discussed below, actual or deemed distributions of our net capital gain to a non-U.S. stockholder and gains realized by a non-U.S. stockholder upon the sale of our common stock will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States.

After December 31, 2012, withholding at a rate of 30% will be required on dividends in respect of, and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury.  Non-U.S. stockholders are encouraged to consult with their tax advisers regarding the possible implications of these requirements on their investment in our common stock.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in the shares may not be appropriate for certain non-U.S. stockholders.

For our taxable years beginning before January 1, 2012, properly designated dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of our "qualified net interest income" (generally, our U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of our "qualified short-term capital gains" (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). Depending on the circumstances, however, we may designate all, some or none of our potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign investor will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute Form). In the case of common shares held through an intermediary, the intermediary may withhold even if we designate the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of our distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal income tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC (for example, because we fail the 90% Income Test described above), we would be subject to federal income tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our individual and other, non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate for taxable years beginning before  2013 (but not for taxable years beginning thereafter, unless the relevant provisions are extended by legislation) to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain. Moreover, if we fail to qualify as a RIC in any year, we must pay out our earnings and profits accumulated in that year in order to qualify again as a RIC. If we fail to qualify as a RIC for a period of greater than two taxable years, we may be required to recognize any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) if we qualify as a RIC in a subsequent year.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

As of the date of this base prospectus, our authorized capital stock consists of 400,000,000 shares of stock, par value $0.001 per share, all of which is initially designated as common stock. Our common stock is quoted on The Nasdaq Global Select Market under the ticker symbol “AINV.” There are no outstanding options or warrants to purchase our stock, and no stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations. The last reported closing market price of our common stock on March   , 2011 was $____ per share. As of March 1, 2011, we had 107  stockholders of record.

Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

The following table sets forth information of our capital stock as of March 1, 2011 :

Title of Class of Securities	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount held by Registrant or for its Account
Common stock, par value $0.001 per share	400,000,000	None	195,501,549 shares

Common stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of Apollo Investment, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after such issuance and after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock become in arrears by two years or more until the arrears are eliminated. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor, if any. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.

Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock. The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of Apollo Investment or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board of directors, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our board of directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. A classified board of directors may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of directors

Our charter provides that the affirmative vote of the holders of a majority of the shares of stock outstanding and entitled to vote in the election of directors will be required to elect a director, unless our bylaws provide otherwise.  Our bylaws provide that a nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and affirmatively withheld as to such nominee at a meeting of stockholders duly called and at which a quorum is present, unless there is a contested election, in which case, directors will be elected by a plurality of the votes cast.

Number of directors; vacancies; removal

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, at such time, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders, unless the charter provides for a lesser percentage (which our charter does not provide for common stock), by unanimous written or electronically transmitted consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance notice provisions for stockholder nominations and stockholder proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made (1) by or at the direction of the board of directors or (2) provided that, the special meeting has been called for the purpose of electing directors, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of special meetings of stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of extraordinary corporate action; amendment of charter and bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors. The holders of any preferred stock outstanding would have a separate class vote on any conversion to an open-end company.

Our charter and bylaws provide that the board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No appraisal rights

Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

Control share acquisitions

The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests based on our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. “Business combinations” include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. We may issue preferred stock from time to time, although we have no immediate intention to do so. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The following is a general description of the terms of the preferred stock we may issue from time to time. Particular terms of any preferred stock we offer will be described in the prospectus supplement relating to such preferred stock.

If we issue preferred stock, it will pay dividends to the holders of the preferred stock at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in a prospectus supplement accompanying each preferred share offering.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution), (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more and (3) such shares be cumulative as to dividends and have a complete preference over our common stock to payment of their liquidation preference in the event of a dissolution.

For any series of preferred stock that we may issue, our board of directors or a committee thereof will determine and the Articles Supplementary and prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•	the rate, whether fixed or variable, and time at which any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends thereon will be cumulative.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock and may be attached or separate from such shares of common stock. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the number of shares of common stock issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the shares of common stock purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the number of such warrants issued with each share of common stock;

•	if applicable, the date on and after which such warrants and the related shares of common stock will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of Apollo Investment and its stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and _____________,a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We will file the form of the indenture with the SEC prior to the commencement of any debt offering, at which time the form of indenture would be publicly available See “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•
whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•
whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture limits the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities”. The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

We also will have the option of issuing debt securities in non-registered form as bearer securities if we issue the securities outside the United States to non-U.S. persons. In that case, the prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series, and for receiving notices. The prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,

•	whether it imposes fees or charges,

•	how it would handle a request for the holders’ consent, if ever required,

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations when a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•
An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

•
An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of Securities in Registered Form” above.

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•
An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•
The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

•
An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.

•
DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•
Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security will be Terminated

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “Issuance of Securities in Registered Form” above.

The special situations for termination of a global security are as follows:

•
if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days,

•	if we notify the trustee that we wish to terminate that global security, or

•	if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “Events of Default.”

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Special Considerations for Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, NY and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	We do not pay the principal of, or any premium on, a debt security of the series on its due date.

•	We do not pay interest on a debt security of the series within 30 days of its due date.

•	We do not deposit any sinking fund payment in respect of debt securities of the series on its due date.

•
We remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). (Section 315 of the Trust Indenture Act of 1939) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default has occurred and remains uncured.

•
The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than

•	the payment of principal, any premium or interest or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities.

•
The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded.

•
Under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (i) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture (see “Indenture Provisions—Limitation on Liens” below) without equally and ratably securing the indenture securities or (ii) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance.

•	We must deliver certain certificates and documents to the trustee.

•	We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of, or interest on, a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•
modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

•
If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•
For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current United States federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance”. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “Indenture Provisions—Subordination” below. In order to achieve covenant defeasance, we must do the following:

•
If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•
We must deliver to the trustee a legal opinion of our counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in United States federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•
If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•
We must deliver to the trustee a legal opinion confirming that there has been a change in current United States federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current United States federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

•
We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture Provisions—Subordination”.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form,

•	without interest coupons, and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Limitation on Liens

If we issue indenture securities that are denominated as senior debt securities, we covenant in the indenture that neither we nor any of our subsidiaries, if any, will pledge or subject to any lien any of our or their property or assets unless those senior debt securities issued under the indenture are secured by this pledge or lien equally and ratably with other indebtedness thereby secured. There are excluded from this covenant liens created to secure obligations for the purchase price of physical property, liens of a subsidiary securing indebtedness owed to us, liens existing on property acquired upon exercise of rights arising out of defaults on receivables acquired in the ordinary course of business, sales of receivables accounted for as secured indebtedness in accordance with generally accepted accounting principles, certain liens not related to the borrowing of money and other liens not securing borrowed money aggregating less than $500,000.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•
our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities, and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.

The Trustee under the Indenture

_____________ will serve as the trustee under the indenture.  __________ is one of a number of banks with which we maintain ordinary banking relationships and from which we have obtained a senior secured credit facility and lines of credit.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

DESCRIPTION OF OUR UNITS

As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•
the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

      The descriptions of the units and any applicable underlying security or pledge or depositary arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to, and qualified in their entirety by reference to, the terms and provisions of the applicable agreements, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

DESCRIPTION OF OUR PURCHASE CONTRACTS

As may be specified in a prospectus supplement, we may issue purchase contracts obligating holders to purchase from us, and us to sell to the holders, a number of debt securities, shares of common stock or preferred stock, or other securities described in this prospectus or the applicable prospectus supplement at a future date or dates. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts. These payments may be unsecured or prefunded on some basis to be specified in the applicable prospectus supplement.

The prospectus supplement relating to any purchase contracts will specify the material terms of the purchase contracts and any applicable pledge or depositary arrangements, including one or more of the following:

•  The stated amount that a holder will be obligated to pay under the purchase contract in order to purchase debt securities, common stock, preferred stock, or other securities described in this prospectus or the formula by which such amount shall be determined.

•  The settlement date or dates on which the holder will be obligated to purchase such securities. The prospectus supplement will specify whether the occurrence of any events may cause the settlement date to occur on an earlier date and the terms on which an early settlement would occur.

•  The events, if any, that will cause our obligations and the obligations of the holder under the purchase contract to terminate.

•  The settlement rate, which is a number that, when multiplied by the stated amount of a purchase contract, determines the number of securities that we or a trust will be obligated to sell and a holder will be obligated to purchase under that purchase contract upon payment of the stated amount of that purchase contract. The settlement rate may be determined by the application of a formula specified in the prospectus supplement. If a formula is specified, it may, subject to compliance with the 1940 Act, be based on the market price of such securities over a specified period or it may be based on some other reference statistic.

•  Whether the purchase contracts will be issued separately or as part of units consisting of a purchase contract and an underlying security with an aggregate principal amount equal to the stated amount. Any underlying securities will be pledged by the holder to secure its obligations under a purchase contract.

•  The type of underlying security, if any, that is pledged by the holder to secure its obligations under a purchase contract. Underlying securities may be debt securities, common stock, preferred stock, or other securities described in this prospectus or the applicable prospectus supplement.

•  The terms of the pledge arrangement relating to any underlying securities, including the terms on which distributions or payments of interest and principal on any underlying securities will be retained by a collateral agent, delivered to us or be distributed to the holder.

•  The amount of the contract fee, if any, that may be payable by us to the holder or by the holder to us, the date or dates on which the contract fee will be payable and the extent to which we or the holder, as applicable, may defer payment of the contract fee on those payment dates. The contract fee may be calculated as a percentage of the stated amount of the purchase contract or otherwise.

The descriptions of the purchase contracts and any applicable underlying security or pledge or depository arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to and qualified in their entirety by reference to the terms and provisions of the purchase contract agreement, pledge agreement and deposit agreement, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

REGULATION

We have elected to be treated as a BDC under the 1940 Act and have elected to be treated as a RIC under Subchapter M of the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities voting as a class. A majority of our outstanding voting securities is defined under the 1940 Act as the lesser of (i) 67% or more of our shares present at a meeting or represented by proxy if more than 50% of our outstanding shares are present or represented by proxy or (ii) more than 50% of our outstanding shares.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investment. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of our policies is fundamental, and each may be changed without stockholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets, “ unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(1)    Securities of an “eligible portfolio company,” purchased in transactions not involving any public offering. An eligible portfolio company is defined in the 1940 Act as any issuer which:

  (a)        is organized under the laws of, and has its principal place of business in, the United States;

  (b)        is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

  (c)        satisfies any of the following:

•
does not have any class of securities listed on a national securities exchange or has a class of securities listed on a national securities exchange but has an aggregate market value of outstanding equity of less than $250 million.

•	is controlled by a BDC or a group of companies including a BDC, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)    Securities of any eligible portfolio company that we control.

(3)    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities were unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)    Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)    Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(6)    Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any of these types of senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks relating to our business and structure—Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and we have also approved AIM’s code of ethics that was adopted by it in accordance with Rule 17j-1 and Rule 204A-1 under the Advisers Act. These codes of ethics establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to a code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. For information on how to obtain a copy of each code of ethics, see “Available Information.”

Proxy Voting Policies and Procedures

SEC-registered investment advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the investment adviser votes proxies in the best interests of its clients. Registered investment advisers also must maintain certain records on proxy voting. When Apollo Investment does have voting rights, it will delegate the exercise of such rights to AIM. AIM’s proxy voting policies and procedures are summarized below:

In determining how to vote, officers of our investment adviser will consult with each other and other investment professionals of Apollo, taking into account the interests of Apollo Investment and its investors as well as any potential conflicts of interest. Our investment adviser will consult with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, our investment adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, by seeking the direction of the independent directors of Apollo Investment or, in extreme cases, by abstaining from voting. While our investment adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, our investment adviser will not delegate its voting authority to any third party.

An officer of AIM will keep a written record of how all such proxies are voted. Our investment adviser will retain records of (1) proxy voting policies and procedures, (2) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (3) all votes cast, (4) investor requests for voting information, and (5) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, our investment adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.

Our investment adviser’s proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, our investment adviser will vote our proxies in accordance with these guidelines unless: (1) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) we find it necessary to vote contrary to our general guidelines to maximize shareholder value or the best interests of Apollo Investment. In reviewing proxy issues, our investment adviser generally will use the following guidelines:

Elections of Directors:  In general, our investment adviser will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors or our investment adviser determines that there are other compelling reasons for withholding our vote, it will determine the appropriate vote on the matter. We may withhold votes for directors that fail to act on key issues, such as failure to: (1) implement proposals to declassify a board of directors, (2) implement a majority vote requirement, (3) submit a rights plan to a shareholder vote or (4) act on tender offers where a majority of shareholders have tendered their shares. Finally, our investment adviser may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

Appointment of Independent Registered Public Accounting Firm:  We believe that a portfolio company remains in the best position to choose its independent registered public accounting firm, and our investment adviser will generally support management’s recommendation in this regard.

Changes in Capital Structure:  Changes in a portfolio company’s charter or bylaws may be required by state or federal regulation. In general, our investment adviser will cast our votes in accordance with the management on such proposals. However, our investment adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.

Corporate Restructurings, Mergers and Acquisitions:  We believe proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, our investment adviser will analyze such proposals on a case-by-case basis and vote in accordance with its perception of our interests.

Proposals Affecting Shareholder Rights:  We will generally vote in favor of proposals that give shareholders a greater voice in the affairs of a portfolio company and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, our investment adviser will balance the financial impact of the proposal against any impairment of shareholder rights as well as of our investment in the portfolio company.

Corporate Governance:  We recognize the importance of good corporate governance. Accordingly, our investment adviser will generally favor proposals that promote transparency and accountability within a portfolio company.

Anti-Takeover Measures:  Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the measure’s likely effect on shareholder value dilution.

Stock Splits:  Our investment adviser will generally vote with management on stock split matters.

Limited Liability of Directors:  Our investment adviser will generally vote with management on matters that could adversely affect the limited liability of directors.

Social and Corporate Responsibility:  Our investment adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect shareholder value. Our investment adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on shareholder value.

Other

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to Apollo Investment or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and AIM have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and intend to review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We have designated a chief compliance officer to be responsible for administering our compliance policies and procedures.

Compliance with the Sarbanes-Oxley Act of 2002 and The Nasdaq Global Select Market Corporate Governance Regulations

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

In addition, The Nasdaq Global Select Market also adopted corporate governance changes to its listing standards. We believe we are in compliance with such corporate governance listing standards. We will continue to monitor our compliance with all future listing standards and will take actions necessary to ensure that we are in compliance therewith.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT,
REGISTRAR AND TRUSTEE

Our securities are held under a custody agreement by JPMorgan Chase Bank, a global financial services firm. The address of the custodian is: 270 Park Avenue, New York, NY 10017. American Stock Transfer and Trust Company will act as our transfer agent, dividend paying agent and registrar. The principal business address of American Stock Transfer & Trust Company is: 59 Maiden Lane, New York, NY 10007, telephone number: (718) 921-8200. ______________ will also act as the trustee. The principal business address of ____________ is: _____________.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. From the commencement of our operations through March 31, 2010, we have not paid any brokerage commissions. Subject to policies established by our board of directors, our investment adviser is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our investment adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our investment adviser generally seeks reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our investment adviser may select a broker based partly upon brokerage or research services provided to the investment adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

In addition, pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

In compliance with the guidelines of FINRA, the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the prospectus supplement applicable to those derivatives so indicates, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for Apollo Investment by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY and Venable LLP, Baltimore, MD. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the applicable prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                    , located at 300 Madison Avenue, New York, NY 10017, is our independent registered public accounting firm.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements, codes of ethics and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. In addition, information specifically regarding how we voted proxies relating to portfolio securities for the year ended March 31, 2010 is available without charge, upon request, by calling 212-515-3450. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of March 31, 2010. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 based upon criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal control over financial reporting was effective as of March 31, 2010 based on the criteria on Internal Control — Integrated Framework issued by COSO.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 has been audited by                                                    , an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Apollo Investment Corporation:

In our opinion, the accompanying statements of assets and liabilities including the schedules of investments, and the related statements of operations, changes in net assets and cash flows present fairly, in all material respects, the financial position of Apollo Investment Corporation (“the Company”) at March 31, 2010 and March 31, 2009, and the results of its operations, the changes in net assets, and its cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on page 42 of the annual report to shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

New York, New York
May 26, 2010

APOLLO INVESTMENT CORPORATION
STATEMENTS OF ASSETS AND LIABILITIES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	March 31, 2010	March 31, 2009
Assets
Non-controlled/non-affiliated investments, at value (cost—$2,782,880 and $3,082,364, respectively)	$2,677,893	$2,345,470
Non-controlled/affiliated investments, at value (cost—$102,135 and $0, respectively)	83,136	—
Controlled investments, at value (cost—$357,590 and $342,115, respectively)	92,551	141,421
Cash equivalents, at value (cost—$449,852 and $0, respectively)	449,828	—
Cash	7,040	5,914
Foreign currency (cost—$30,705 and $694, respectively)	30,717	693
Receivable for investments sold	49,643	—
Interest receivable	43,139	42,461
Dividends receivable (see note 2)	5,700	7,302
Miscellaneous income receivable	788	51
Receivable from investment adviser	611	393
Prepaid expenses and other assets	24,070	4,934
Total assets	$3,465,116	$2,548,639

Liabilities
Credit facility payable (see note 7 & 12)	$1,060,616	$1,057,601
Payable for investments and cash equivalents purchased	549,009	27,555
Dividends payable	49,340	36,978
Management and performance-based incentive fees payable (see note 3)	26,363	25,314
Interest payable	2,132	711
Accrued administrative expenses	1,722	1,547
Other liabilities and accrued expenses	3,128	2,795
Total liabilities	$1,692,310	$1,152,501

Net Assets
Common stock, par value $.001 per share, 400,000 and 400,000 common shares authorized, respectively, and 176,214 and 142,221 issued and outstanding, respectively	$176	$142
Paid-in capital in excess of par (see note 2f)	2,645,687	2,352,205
Undistributed net investment income (see note 2f)	104,878	96,174
Accumulated net realized loss (see note 2f)	(583,270)	(120,811)
Net unrealized depreciation	(394,665)	(931,572)
Total Net Assets	$1,772,806	$1,396,138
Total liabilities and net assets	$3,465,116	$2,548,639
Net Asset Value Per Share	$10.06	$9.82

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended March 31,
	2010	2009	2008
INVESTMENT INCOME:
From non-controlled/non-affiliated investments:
Interest	$297,123	$340,664	$321,684
Dividends	11,450	11,940	14,551
Other Income	10,003	5,326	4,643
From non-controlled/affiliated investments:
Interest	1,002	—	—
From controlled investments:
Dividends	20,660	19,374	7,000
Other Income	—	—	10,000
Total Investment Income	340,238	377,304	357,878
EXPENSES:
Management fees (see note 3)	$54,069	$59,686	$59,871
Performance-based incentive fees (see note 3)	49,853	51,583	30,449
Interest and other credit facility expenses	24,480	48,919	55,772
Administrative services expense	4,725	4,794	3,450
Insurance expense	1,100	948	776
Other general and administrative expenses	5,383	4,740	4,360
Total expenses	139,610	170,670	154,678
Expense offset arrangement (see note 8)	—	(217)	(273)
Net expenses	139,610	170,453	154,405
Net investment income before excise taxes	200,628	206,851	203,473
Excise tax expense	(1,218)	(520)	(1,867)
Net investment income	$199,410	$206,331	$201,606
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, CASH EQUIVALENTS AND FOREIGN CURRENCIES:
Net realized gain (loss):
Investments and cash equivalents	(467,275)	(125,005)	93,261
Foreign currencies	(5,752)	41,265	(38,961)
Net realized gain (loss)	(473,027)	(83,740)	54,300
Net change in unrealized gain (loss):
Investments and cash equivalents	548,530	(784,388)	(257,645)
Foreign currencies	(11,623)	49,918	(31,699)
Net change in unrealized gain (loss)	536,907	(734,470)	(289,344)
Net realized and unrealized gain (loss) from investments, cash equivalents and foreign currencies	63,880	(818,210)	(235,044)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$263,290	$(611,879)	$(33,438)
EARNINGS (LOSS) PER SHARE (see note 5)	$1.65	$(4.39)	$(0.30)

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended March 31,
	2010	2009	2008
Increase (Decrease) in net assets from operations:
Net investment income	$199,410	$206,331	$201,606
Net realized gains (loss)	(473,027)	(83,740)	54,300
Net change in unrealized gain (loss)	536,907	(734,470)	(289,344)
Net increase (decrease) in net assets resulting from operations	263,290	(611,879)	(33,438)
Dividends and distributions to stockholders (see note 13):	(181,356)	(258,843)	(230,889)
Capital share transactions:
Net proceeds from shares sold	280,823	369,589	285,545
Less offering costs	(618)	(637)	(461)
Reinvestment of dividends	14,529	—	27,403
Net increase in net assets from capital share transactions	294,734	368,952	312,487
Total increase (decrease) in net assets:	376,668	(501,770)	48,160
Net assets at beginning of period	1,396,138	1,897,908	1,849,748
Net assets at end of period	$1,772,806	$1,396,138	$1,897,908
Capital share activity
Shares sold	32,200,000	22,327,500	14,950,000
Shares issued from reinvestment of dividends	1,792,583	—	1,436,069
Net increase from capital share activity	33,992,583	22,327,500	16,386,069

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended March 31,
	2010	2009	2008
Cash Flows from Operating Activities:
Net Increase (Decrease) in Net Assets Resulting from Operations	$263,290	$(611,879)	$(33,438)
Adjustments to reconcile net increase (decrease):
Purchase of investment securities (including net amortization of discount and capitalized PIK) (see note 2)	(831,880)	(503,267)	(1,857,850)
Proceeds from disposition of investment securities and cash equivalents	546,446	340,168	809,223
Increase (decrease) from foreign currency transactions	(5,731)	41,265	(38,961)
Decrease (increase) in interest and dividends receivable (see note 2)	924	19,904	(27,463)
Decrease (increase) in prepaid expenses and other assets	2,645	749	(294)
Increase (decrease) in management and performance-based incentive fees payable	1,049	(1,655)	(16,610)
Increase (decrease) in interest payable	1,421	(5,467)	4,329
Increase in accrued expenses	508	1,902	1,224
Increase (decrease) in payable for investments and cash equivalents purchased	521,454	(114,784)	(992,292)
Decrease (increase) in receivables for securities sold	(49,643)	—	28,248
Net change in unrealized depreciation (appreciation) on investments, cash equivalents, foreign currencies and other assets and liabilities	(536,907)	734,470	289,344
Net realized loss (gain) on investments and cash equivalents	473,027	83,740	(54,300)
Net Cash Provided (Used) by Operating Activities	$386,603	$(14,854)	$(1,888,840)
Cash Flows from Financing Activities:
Net proceeds from the issuance of common stock	$280,823	$369,589	$285,545
Offering costs from the issuance of common stock	(618)	(637)	(461)
Dividends paid in cash	(154,465)	(231,233)	(194,118)
Borrowings under credit facility	1,285,103	1,739,502	2,990,313
Payments under credit facility	(1,316,481)	(2,270,751)	(1,875,396)
Net Cash Provided (Used) by Financing Activities	$94,362	$(393,530)	$1,205,883
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$480,965	$(408,384)	$(682,957)
Effect of exchange rates on cash balances	13	8	(12)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$6,607	$414,983	$1,097,952
CASH AND CASH EQUIVALENTS, END OF PERIOD	$487,585	$6,607	$414,983
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash interest paid during the period	$18,098	$51,859	$48,265

Non-cash financing activities consist of the reinvestment of dividends totaling $14,529, $0 and $27,403, respectively.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
MARCH 31, 2010
(IN THOUSANDS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
CORPORATE DEBT — 137.2%
BANK DEBT/SENIOR SECURED LOANS(2) — 44.2%
1st Lien Bank Debt/Senior Secured Loans — 1.2%
ATI Acquisition Company, 12/30/14	Education	$18,454	$17,743	$18,038
FoxCo Acquisition Sub LLC, 7/14/15	Broadcasting & Entertainment	3,905	3,493	3,788
Total 1st Lien Bank Debt/Senior Secured Loans			$21,236	$21,826
2nd Lien Bank Debt/Senior Secured Loans — 43.0%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	£11,400	$19,983	$15,321
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	€3,961	5,499	4,749
American Safety Razor Company, LLC, 1/30/14	Consumer Products	$1,000	774	625
Asurion Corporation, 7/3/15	Insurance	148,300	147,019	147,605
BNY ConvergEx Group, LLC, 4/2/14	Business Services	83,229	80,722	83,229
C.H.I. Overhead Doors, Inc., 13.00%, 10/22/11	Building Products	15,000	15,012	15,000
Clean Earth, Inc., 13.00%, 8/1/14	Environmental	25,000	25,000	24,875
Datatel, Inc., 12/9/16	Education	20,000	19,923	20,350
Dresser, Inc., 5/4/15	Industrial	62,938	62,656	60,289
Educate, Inc., 6/14/14	Education	10,000	10,000	9,400
Garden Fresh Restaurant Corp., 12/22/11	Retail	33,600	32,880	33,600
Generics International, Inc., 4/30/15	Healthcare	20,000	19,931	20,000
Infor Enterprise Solutions Holdings, Inc., Tranche B-1, 3/2/14 †	Business Services	5,000	5,000	3,925
Infor Enterprise Solutions Holdings, Inc., 3/2/14 †	Business Services	15,000	14,883	12,581
Infor Global Solutions European Finance S.á.R.L., 3/2/14	Business Services	€6,210	8,263	6,722
IPC Systems, Inc., 6/1/15	Telecommunications	$44,250	41,165	37,613
Kronos, Inc., 6/11/15	Electronics	60,000	60,000	56,820
Ozburn-Hessey Holding Company LLC, 10/8/16	Logistics	35,000	35,000	35,000
Ranpak Corp., 12/27/14(3) †	Packaging	43,550	37,564	43,165

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
2nd Lien Bank Debt/Senior Secured Loans — (continued)
Ranpak Corp., 12/27/14(4) †	Packaging	€21,970	$27,074	$29,464
Sheridan Holdings, Inc., 6/15/15	Healthcare	$67,847	66,948	67,169
TransFirst Holdings, Inc., 6/15/15	Financial Services	36,632	35,687	33,519
Total 2nd Lien Bank Debt/Senior Secured Loans			$770,983	$761,021
TOTAL BANK DEBT/SENIOR SECURED LOANS			$792,219	$782,847
Subordinated Debt/Corporate Notes — 93.0%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), GBP L+650, 7/9/17	Retail	£40,847	$79,172	$56,817
Advantage Sales & Marketing, Inc., 12.00%, 3/29/14	Grocery	$32,535	32,164	32,860
Allied Security Holdings LLC, 13.75%, 8/21/15	Business Services	20,000	19,661	20,500
Altegrity Inc., 11.75%, 5/1/16 s†	Diversified Service	14,639	9,716	13,644
Altegrity Inc., 10.50%, 11/1/15 s†	Diversified Service	13,475	11,852	12,693
Angelica Corporation, 15.00%, 2/4/14	Healthcare	60,000	60,000	64,260
ATI Acquisition Company, L+1100, 12/30/15	Education	38,500	37,750	38,115
BNY ConvergEx Group, LLC, 14.00%, 10/2/14	Business Services	42,730	35,913	44,140
Booz Allen Hamilton Inc., 13.00%, 7/31/16	Consulting Services	23,435	23,109	24,197
Catalina Marketing Corporation, 11.625%, 10/1/17 s†	Grocery	42,175	40,997	45,549
Catalina Marketing Corporation, 10.50%, 10/1/15 s†	Grocery	5,000	5,094	5,300
Ceridian Corp., 13.00%, 11/15/15 †	Diversified Service	53,250	53,250	52,185
Ceridian Corp., 11.25%, 11/15/15 †	Diversified Service	36,000	35,246	34,740
Cidron Healthcare C S.á.R.L. (Convatec) E+950, 8/1/17	Healthcare	€8,033	12,547	10,923
Delta Educational Systems, Inc., 14.20%, 5/12/13	Education	$19,517	19,120	19,713
Dura-Line Merger Sub, Inc., 14.00%, 9/22/14	Telecommunications	42,363	41,792	42,787
European Directories (DH5) B.V., 15.735%, 7/1/16 †***	Publishing	€3,452	4,475	—
European Directories (DH7) B.V., E+950, 7/1/15 †***	Publishing	17,454	21,846	5,810
First Data Corporation, 11.25%, 3/31/16 †	Financial Services	$40,000	33,801	33,500
First Data Corporation, 9.875%, 9/24/15 †	Financial Services	45,500	40,129	39,244
FleetPride Corporation, 11.50%, 10/1/14 s†	Transportation	47,500	47,500	46,075

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
Subordinated Debt/Corporate Notes — (continued)
FoxCo Acquisition Sub LLC, 13.375%, 7/15/16 s	Broadcasting & Entertainment	$25,250	$25,034	$25,250
FPC Holdings, Inc. (FleetPride Corporation), 14.00%, 6/30/15 s†	Transportation	37,846	37,429	35,575
General Nutrition Centers, Inc., L+450, 3/15/14 †	Retail	12,275	12,149	11,630
General Nutrition Centers, Inc., 10.75%, 3/15/15 †	Retail	24,500	24,906	25,113
Goodman Global Inc., 13.50%, 2/15/16	Manufacturing	25,000	25,518	28,000
Hub International Holdings, 10.25%, 6/15/15 s	Insurance	33,732	32,498	32,214
Intelsat Bermuda Ltd., 11.25%, 2/4/17	Broadcasting & Entertainment	75,000	77,335	79,469
Laureate Education, Inc., 11.75%, 8/15/17 s	Education	53,540	51,133	56,217
LVI Services, Inc., 17.25%, 11/16/12	Environmental	51,061	51,061	15,000
MW Industries, Inc., 14.50%, 5/1/14	Manufacturing	61,186	60,375	62,471
NCO Group Inc., 11.875%, 11/15/14	Consumer Finance	22,630	18,974	21,758
N.E.W. Holdings I, LLC, L+750, 3/23/17	Consumer Services	40,000	40,000	39,600
Nielsen Finance LLC, 0% / 12.50%, 8/1/16	Market Research	61,000	54,275	58,255
Pacific Crane Maintenance Company, L.P., 15.00%, 2/15/14 ***	Machinery	50,172	36,825	1,505
PBM Holdings, Inc., 13.50%, 9/29/13	Beverage, Food & Tobacco	17,723	17,723	18,210
Playpower Holdings Inc., 15.50%, 12/31/12 s	Leisure Equipment	97,184	97,184	82,325
Ranpak Holdings, Inc., 15.00%, 12/27/15	Packaging	67,643	67,643	68,557
RSA Holdings Corp. of Delaware (American Safety Razor), 13.50%, 1/30/15 ***	Consumer Products	57,351	55,479	6,882
Sorenson Communications, Inc., 10.50%, 2/1/15 s	Consumer Services	32,500	31,901	31,444
SquareTwo Financial Corp. (Collect America, Ltd.), 11.625%, 4/1/17 s	Consumer Finance	55,000	54,046	54,046
The Servicemaster Company, 10.75%, 7/15/15 s	Diversified Service	52,173	49,286	55,580
TL Acquisitions, Inc. (Cengage Learning), 13.25%, 7/15/15 s†	Education	72,500	72,253	70,748
TL Acquisitions, Inc. (Cengage Learning), 10.50%, 1/15/15 s†	Education	22,000	20,681	21,065
US Foodservice, 10.25%, 6/30/15 s	Beverage, Food & Tobacco	81,543	62,034	84,498
Varietal Distribution, 10.75%, 6/30/17	Distribution	22,204	21,664	20,983
Total Subordinated Debt/Corporate Notes			$1,762,540	$1,649,447
TOTAL CORPORATE DEBT			$2,554,759	$2,432,294

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS, EXCEPT SHARES)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
COLLATERALIZED LOAN OBLIGATIONS — 1.5%
Babson CLO Ltd., Series 2008-2A Class E, L+975, 7/15/18 s	Asset Management	$11,000	$10,097	$10,690
Babson CLO Ltd., Series 2008-1A Class E, L+550, 7/20/18 s	Asset Management	10,366	7,676	8,420
Westbrook CLO Ltd., Series 2006-1A, L+370, 12/20/20 s	Asset Management	11,000	6,684	6,756
TOTAL COLLATERALIZED LOAN OBLIGATIONS			$24,457	$25,866

		Shares
PREFERRED EQUITY — 1.6%
AHC Mezzanine LLC (Advanstar) **	Media	1	$1,063	$298
CA Holding, Inc. (Collect America, Ltd.) Series A	Consumer Finance	7,961	788	1,592
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 13.50%, 5/12/14	Education	12,360	19,286	19,443
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 12.50% (Convertible)	Education	332,500	5,364	5,360
Varietal Distribution Holdings, LLC, 8.00%	Distribution	3,097	3,852	1,907
TOTAL PREFERRED EQUITY			$30,353	$28,600
EQUITY — 10.8%
Common Equity/Interests — 10.4%
AB Capital Holdings LLC (Allied Security) **	Business Services	2,000,000	$2,000	$2,628
A-D Conduit Holdings, LLC (Duraline) **	Telecommunications	2,778	2,778	4,381
CA Holding, Inc. (Collect America, Ltd.) Series A **	Consumer Finance	25,000	2,500	1,771
CA Holding, Inc. (Collect America, Ltd.) Series AA **	Consumer Finance	4,294	429	859
Clothesline Holdings, Inc. (Angelica) **	Healthcare	6,000	6,000	8,901
Explorer Coinvest LLC (Booz Allen)	Consulting Services	430	4,300	8,849
FSC Holdings Inc. (Hanley Wood LLC) **	Media	10,000	10,000	167
Garden Fresh Restaurant Holding, LLC **	Retail	50,000	5,000	11,455
Gryphon Colleges Corporation (Delta Educational Systems, Inc.) **	Education	17,500	175	4,014
GS Prysmian Co-Invest L.P. (Prysmian Cables & Systems)(5,6)	Industrial	1	—	385
LVI Acquisition Corp. (LVI Services, Inc.) **	Environmental	6,250	2,500	—
MEG Energy Corp.(7)	Oil & Gas	2,176,722	55,006	88,202

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS, EXCEPT SHARES AND WARRANTS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Shares	Cost	Fair Value(1)
Common Equity/Interests — (continued)
New Omaha Holdings Co-Invest LP (First Data) **	Financial Services	13,000,000	$65,000	$31,590
PCMC Holdings, LLC (Pacific Crane) **	Machinery	50,000	4,000	—
Penton Business Media Holdings, LLC	Media	124	4,950	4,950
Pro Mach Co-Investment, LLC **	Machinery	150,000	1,500	4,200
RC Coinvestment, LLC (Ranpak Corp.) **	Packaging	50,000	5,000	5,088
Sorenson Communications Holdings, LLC Class A	Consumer Services	454,828	45	6,080
Varietal Distribution Holdings, LLC Class A **	Distribution	28,028	28	—
Total Common Equity/Interests			$171,211	$183,520
		Warrants
Warrants — 0.4%
CA Holding, Inc. (Collect America, Ltd.), Common	Consumer Finance	7,961	$8	—
Fidji Luxco (BC) S.C.A., Common (FCI)(5) **	Electronics	48,769	491	$2,939
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Common **	Education	9,820	98	2,252
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class A-1 Preferred **	Education	45,947	460	741
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class B-1 Preferred **	Education	104,314	1,043	1,681
Total Warrants			$2,100	$7,613
TOTAL EQUITY			$173,311	$191,133
Total Investments in Non-Controlled/ Non-Affiliated Portfolio Companies			$2,782,880	$2,677,893

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS, EXCEPT SHARES AND WARRANTS)

INVESTMENTS IN NON-CONTROLLED/AFFILIATED PORTFOLIO COMPANIES — 4.7%(8)	Industry	Par Amount*	Cost	Fair Value(1)
CORPORATE DEBT — 4.0%
BANK DEBT/SENIOR SECURED LOANS (2) — 3.4%
1st Lien Bank Debt/Senior Secured Loans — 0.1%
Gray Wireline Service, Inc., 10/22/12	Oil & Gas	$1,000	$1,000	$1,000

2nd Lien Bank Debt/Senior Secured Loans — 3.3%
Gray Wireline Service, Inc., 14.00%, 10/22/12	Oil & Gas	$77,554	$77,554	$59,251
TOTAL BANK DEBT/SENIOR SECURED LOANS			$78,554	$60,251

Subordinated Debt/Corporate Notes — 0.6%
DSI Renal Inc., 17.00%, 4/7/14	Healthcare	$9,860	$9,860	$10,057
TOTAL CORPORATE DEBT			$88,414	$70,308
		Shares
EQUITY — 0.7%
Common Equity/Interests — 0.6%
CDSI I Holding Company, Inc. (DSI Renal Inc.)	Healthcare	9,303	$9,300	$10,206
Gray Energy Services, LLC Class H (Gray Wireline) **	Oil & Gas	1,081	2,000	—
Total Common Equity/Interests			$11,300	$10,206
		Warrants
Warrants — 0.1%
CDSI I Holding Company, Inc. Series A (DSI Renal Inc.)	Healthcare	2,031	$773	$854
CDSI I Holding Company, Inc. Series B (DSI Renal Inc.)	Healthcare	2,031	645	693
CDSI I Holding Company, Inc. (DSI Renal Inc.) §	Healthcare	6,093,750	1,003	1,075
Gray Holdco, Inc.	Oil & Gas	3,559	—	—
Total Warrants			$2,421	$2,622
TOTAL EQUITY			$13,721	$12,828
Total Investments in Non-Controlled/Affiliated Portfolio Companies			$102,135	$83,136

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS, EXCEPT SHARES)

INVESTMENTS IN CONTROLLED PORTFOLIO COMPANIES — 5.2%(9)	Industry	Shares	Cost	Fair Value(1)
Preferred Equity — 0.3%
Grand Prix Holdings, LLC Series A, 12.00% (Innkeepers USA) ***	Hotels, Motels, Inns & Gaming	2,989,431	$101,346	$5,268
EQUITY
Common Equity/Interests — 4.9%
AIC Credit Opportunity Fund LLC (10)	Asset Management		$70,041	$73,514
Generation Brands Holdings, Inc. (Quality Home Brands)	Consumer Products	750	—	230
Generation Brands Holdings, Inc. Series H (Quality Home Brands)	Consumer Products	7,500	2,297	2,297
Generation Brands Holdings, Inc. Series 2L (Quality Home Brands)	Consumer Products	36,700	11,242	11,242
Grand Prix Holdings, LLC (Innkeepers USA) **	Hotels, Motels, Inns & Gaming	17,335,834	172,664	—
Total Common Equity/Interests			$256,244	$87,283
TOTAL EQUITY			$256,244	$87,283
Total Investments in Controlled Portfolio Companies			$357,590	$92,551
Total Investments — 161.0%(11)			$3,242,605	$2,853,580
		Par Amount*
CASH EQUIVALENTS — 25.3%
U.S. Treasury Bill, 0.13%, 7/1/10	Government	$450,000	$449,852	$449,828
Total Investments and Cash Equivalents — 186.3%			$3,692,457	$3,303,408
Liabilities in Excess of Other Assets — (86.3%)				(1,530,602)
Net Assets — 100.0%				$1,772,806

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2010
(IN THOUSANDS)
 _____________________
(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (see Note 2).

(2)
Includes floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the LIBOR (London Inter-bank Offered Rate), EURIBOR (Euro Inter-bank Offered Rate), GBP LIBOR (London Inter-bank Offered Rate for British Pounds), or the prime rate. At March 31, 2010, the range of interest rates on floating rate bank debt was 4.59% to 10.50%.

(3)	Position is held across five US Dollar-denominated tranches with varying yields.

(4)	Position is held across three Euro-denominated tranches with varying yields.

(5)	Denominated in Euro (€).

(6)	The Company is the sole Limited Partner in GS Prysmian Co-Invest L.P.

(7)	Denominated in Canadian dollars.

(8)
Denotes investments in which we are an "Affiliated Person", as defined in the 1940 Act, due to owning, controlling, or holding the power to vote, 5% or more of the outstanding voting securities of the investment. Transactions during the fiscal year ended March 31, 2010 in these Affiliated investments are as follows:

Name of Issuer	Fair Value at March 31, 2009	Gross Additions	Gross Reductions	Interest/Dividend Income	Fair Value at March 31, 2010
Gray Wireline Service, Inc. 1st Out	$—	$1,000	$—	$5	$1,000
Gray Wireline Service, Inc. 2nd Out	—	77,554	—	633	59,251
DSI Renal, Inc., 17.00%	—	9,860	—	364	10,057
CDSI I Holding Company, Inc. Common Equity	—	9,300	—	—	10,206
Gray Energy Services, LLC Class H Common Equity	3,590	—	—	—	—
CDSI I Holding Company, Inc. Series A Warrant	—	773	—	—	854
CDSI I Holding Company, Inc. Series B Warrant	—	645	—	—	693
CDSI I Holding Company, Inc. Contingent Payment Agreement	—	1,003	—	—	1,075
Gray Holdco, Inc. Warrant	—	—	—	—	—
	$3,590	$100,135	$—	$1,002	$83,136

(9)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Transactions during the fiscal year ended March 31, 2010 in these Controlled investments are as follows:

Name of Issuer	Fair Value at March 31, 2009	Gross Additions	Gross Reductions	Interest/Dividend Income	Fair Value at March 31, 2010
Grand Prix Holdings, LLC Series A Preferred	$76,557	$11,272	$—	$9,351	$5,268
AIC Credit Opportunity Fund LLC Common Equity (10)	57,294	11,854	21,190	11,309	73,514
Generation Brands Holdings, Inc. Common Equity	—	—	—	—	230

Name of Issuer	Fair Value at March 31, 2009	Gross Additions	Gross Reductions	Interest/Dividend Income	Fair Value at March 31, 2010
Generation Brands Holdings, Inc. Series H Common Equity	—	2,297	—	—	2,297
Generation Brands Holdings, Inc. Series 2L Common Equity	—	11,242	—	—	11,242
Grand Prix Holdings, LLC Common Equity	7,570	—	—	—	—
	$141,421	$36,665	$21,190	$20,660	$92,551

The Company has a 99%, 100%, and 27% equity ownership interest in Grand Prix Holdings LLC, AIC Credit Opportunity Fund LLC, and Generation Brands Holdings, Inc., respectively.

(10)	See note 6.

(11)
Aggregate gross unrealized appreciation for federal income tax purposes is $164,234; aggregate gross unrealized depreciation for federal income tax purposes is $524,226. Net unrealized depreciation is $359,992 based on a tax cost of $3,663,400.

s
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

*	Denominated in USD unless otherwise noted.

**	Non-income producing security

***	Non-accrual status (see note 2m)

†
Denote securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

§	Position reflects a contingent payment agreement.

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)

Industry Classification	Percentage of Total Investments (at fair value) as of March 31, 2010
Education	10.1%
Healthcare	6.8%
Insurance	6.3%
Business Services	6.1%
Diversified Service	5.9%
Retail	5.6%
Oil & Gas	5.2%
Packaging	5.1%
Financial Services	4.8%
Broadcasting & Entertainment	3.8%
Beverage, Food & Tobacco	3.6%
Asset Management	3.5%
Manufacturing	3.2%
Telecommunications	3.0%
Grocery	2.9%
Leisure Equipment	2.9%
Transportation	2.9%
Consumer Finance	2.8%
Consumer Services	2.7%
Industrial	2.1%
Electronics	2.1%
Market Research	2.0%
Environmental	1.4%
Logistics	1.2%
Consulting Services	1.2%
Distribution	0.8%
Consumer Products	0.7%
Building Products	0.5%
Publishing	0.2%
Machinery	0.2%
Media	0.2%
Hotels, Motels, Inns & Gaming	0.2%
Total Investments	100.0%

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS‡
MARCH 31, 2009
(IN THOUSANDS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 168.0%	Industry	Par Amount*	Cost	Fair Value(1)
CORPORATE DEBT — 148.5%
Bank Debt/Senior Secured Loans(2) — 47.0%
1st Lien Bank Debt/Senior Secured Loans — 0.1%
OTC Investors Corporation (Oriental Trading Company), 7/31/13	Direct Marketing	$2,226	$1,155	$1,124
2nd Lien Bank Debt/Senior Secured Loans — 46.9%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	£11,400	$19,792	$11,961
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	€3,961	5,439	3,850
Advanstar Communications, Inc., 11/30/14	Media	$20,000	20,000	6,680
Asurion Corporation, 7/3/15	Insurance	150,300	148,798	122,795
BNY ConvergEx Group, LLC, 4/2/14	Business Services	50,000	49,818	43,850
C.H.I. Overhead Doors, Inc., 13.00%, 10/22/11	Building Products	15,000	15,018	11,250
Clean Earth, Inc., 13.00%, 8/1/14	Environmental	25,000	25,000	22,750
Dresser, Inc., 5/4/15	Industrial	61,000	60,924	47,266
Educate, Inc., 6/14/14	Education	10,000	10,000	7,728
Garden Fresh Restaurant Corp., 12/22/11	Retail	26,000	25,861	22,386
Generics International, Inc., 4/30/15	Healthcare	20,000	19,917	16,343
Gray Wireline Service, Inc., 12.25%, 2/28/13	Oil & Gas	77,500	76,966	77,500
Infor Enterprise Solutions Holdings, Inc., Tranche B-1, 3/2/14 †	Business Services	5,000	5,000	950
Infor Enterprise Solutions Holdings, Inc., 3/2/14 †	Business Services	15,000	14,859	3,375
Infor Global Solutions European Finance S.á.R.L., 3/2/14	Business Services	€6,210	8,263	1,484
IPC Systems, Inc., 6/1/15	Telecommunications	$37,250	36,312	19,544
Kronos, Inc., 6/11/15	Electronics	60,000	60,000	44,460
Penton Media, Inc., 2/1/14	Media	14,000	10,650	9,884
Quality Home Brands Holdings LLC, 6/20/13	Consumer Products	40,256	39,830	30,252
Ranpak Corp., 12/27/14(3) †	Packaging	12,500	12,500	11,108
Ranpak Corp., 12/27/14(4) †	Packaging	€5,206	7,585	6,098
Sheridan Holdings, Inc., 6/15/15	Healthcare	$60,000	60,000	49,860
Sorenson Communications, Inc., 2/18/14	Consumer Services	62,103	62,103	54,443
TransFirst Holdings, Inc., 6/15/15	Financial Services	34,750	33,683	28,669
Total 2nd Lien Bank Debt/Senior Secured Loans			$828,318	$654,486
Total Bank Debt/Senior Secured Loans			$829,473	$655,610

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡
MARCH 31, 2009
(IN THOUSANDS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 168.0%	Industry	Par Amount*	Cost	Fair Value(1)
Subordinated Debt/Corporate Notes — 101.5%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), GBP L+650, 7/9/17	Retail	£39,526	$76,758	$39,942
Advanstar, Inc., L+700, 11/30/15	Media	$24,385	24,385	1,341
Advantage Sales & Marketing, Inc., 12.00%, 3/29/14	Grocery	31,884	31,445	29,536
Allied Security Holdings LLC, 13.75%, 8/21/15	Business Services	20,000	19,621	17,500
AMH Holdings II, Inc. (Associated Materials), 13.625%, 12/1/14 s	Building Products	52,155	51,422	14,655
Angelica Corporation, 15.00%, 2/4/14	Healthcare	60,000	60,000	60,000
Arbonne Intermediate Holdco Inc. (Natural Products Group LLC), 13.50%, 6/19/14 ***	Direct Marketing	76,962	76,803	4,233
BNY ConvergEx Group, LLC, 14.00%, 10/2/14	Business Services	15,611	15,611	13,879
Booz Allen Hamilton Inc., 13.00%, 7/31/16	Consulting Services	23,435	23,073	20,857
Brenntag Holding GmbH & Co. KG, E+700, 12/23/15	Chemicals	€19,725	24,412	21,396
Catalina Marketing Corporation, 11.625%, 10/1/17 s	Grocery	$31,959	30,327	27,165
Ceridian Corp., 12.25%, 11/15/15 †	Diversified Service	50,000	50,000	42,750
Ceridian Corp., 11.25%, 11/15/15 †	Diversified Service	36,000	35,140	31,788
Cidron Healthcare C S.á.R.L. (Convatec) E+950, 8/1/17	Healthcare	€7,668	12,028	8,603
Collect America, Ltd., 16.00%, 8/5/12 s	Consumer Finance	$38,136	37,658	36,647
Delta Educational Systems, Inc., 14.20%, 5/12/13	Education	19,271	18,777	19,126
DSI Renal Inc., 16.00%, 4/7/14	Healthcare	11,357	11,357	9,647
Dura-Line Merger Sub, Inc., 14.00%, 9/22/14	Telecommunications	41,218	40,561	39,033
Eurofresh, Inc., 0% / 14.50%, 1/15/14 s***†	Agriculture	26,504	24,303	199
Eurofresh, Inc., 11.50%, 1/15/13 s***†	Agriculture	50,000	50,000	11,250
European Directories (DH5) B.V., 15.735%, 7/1/16 †	Publishing	€2,961	3,777	3,356
European Directories (DH7) B.V., E+950, 7/1/15 †	Publishing	16,643	20,695	19,114
First Data Corporation, 11.25%, 3/31/16 s†	Financial Services	$40,000	33,203	32,080
First Data Corporation, 9.875%, 9/24/15 †	Financial Services	45,500	39,489	35,945
FleetPride Corporation, 11.50%, 10/1/14 s†	Transportation	47,500	47,500	40,375
Fox Acquisition Sub LLC, 13.375%, 7/15/16 s	Broadcasting & Entertainment	25,000	24,785	20,825
FPC Holdings, Inc. (FleetPride Corporation), 0% / 14.00%, 6/30/15 s†	Transportation	37,846	36,826	30,276
General Nutrition Centers, Inc., L+450, 3/15/14	Retail	15,275	15,070	9,375
Goodman Global Inc., 13.50%, 2/15/16	Manufacturing	25,000	25,000	24,025

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡
MARCH 31, 2009
(IN THOUSANDS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 168.0%	Industry	Par Amount*	Cost	Fair Value(1)
Subordinated Debt/Corporate Notes — (continued)
Hub International Holdings, 10.25%, 6/15/15 s	Insurance	$25,000	$24,160	$19,666
Infor Lux Bond Company (Infor Global), L+800, 9/2/14	Business Services	9,582	9,582	719
KAR Holdings, Inc., 10.00%, 5/1/15	Transportation	48,225	44,404	27,488
Latham Manufacturing Corp., 20.00%, 12/30/12 ***	Leisure Equipment	37,920	34,190	15,168
Laureate Education, Inc., 11.75%, 8/15/17 s	Education	53,540	49,621	46,794
LVI Services, Inc., 14.75%, 11/16/12	Environmental	47,523	47,523	44,790
MW Industries, Inc., 13.00%, 5/1/14	Manufacturing	60,000	59,067	56,220
NCO Group Inc., 11.875%, 11/15/14	Consumer Finance	22,630	18,487	19,427
Neff Corp., 10.00%, 6/1/15	Rental Equipment	5,000	5,000	725
Nielsen Finance LLC, 0% / 12.50%, 8/1/16	Market Research	61,000	47,500	37,430
OTC Investors Corporation (Oriental Trading Company), 13.50%, 1/31/15	Direct Marketing	27,861	27,862	9,752
Pacific Crane Maintenance Company, L.P., 13.00%, 2/15/14	Machinery	34,170	34,170	22,210
PBM Holdings, Inc., 13.50%, 9/29/13	Beverage, Food & Tobacco	17,723	17,723	16,128
Playpower Holdings Inc., 15.50%, 12/31/12 s	Leisure Equipment	83,707	83,707	70,732
Pro Mach Merger Sub, Inc., 12.50%, 6/15/12	Machinery	14,616	14,464	13,626
QHB Holdings LLC (Quality Home Brands), 14.50%, 12/20/13	Consumer Products	50,938	50,273	36,293
Ranpak Holdings, Inc., 15.00%, 12/27/15	Packaging	58,217	58,217	50,300
RSA Holdings Corp. of Delaware (American Safety Razor), 13.50%, 1/30/15	Consumer Products	50,129	50,130	38,976
The Servicemaster Company, 10.75%, 7/15/15 s	Diversified Service	67,173	60,832	54,343
TL Acquisitions, Inc. (Thomson Learning), 0% / 13.25%, 7/15/15 s†	Education	72,500	69,587	57,347
TL Acquisitions, Inc. (Thomson Learning), 10.50%, 1/15/15 s†	Education	47,500	46,777	40,185
TP Financing 2, Ltd. (Travelex), GBP L+725, 4/1/15	Financial Services	£13,505	26,128	12,499
US Foodservice, 10.25%, 6/30/15 s	Beverage, Food & Tobacco	$30,000	23,812	25,710
US Investigations Services, Inc., 11.75%, 5/1/16 s†	Diversified Service	14,639	9,085	11,901
US Investigations Services, Inc., 10.50%, 11/1/15 s†	Diversified Service	9,500	7,991	8,075
Varietal Distribution, 10.75%, 6/30/17	Distribution	21,875	21,288	15,269
WDAC Intermediate Corp., E+600, 11/29/15	Publishing	€46,320	62,591	379
Total Subordinated Debt/Corporate Notes			$1,964,197	$1,417,070
TOTAL CORPORATE DEBT			$2,793,670	$2,072,680

 See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡
MARCH 31, 2009
(IN THOUSANDS, EXCEPT SHARES)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 168.0%	Industry	Shares	Cost	Fair Value(1)
PREFERRED EQUITY — 4.0%
AHC Mezzanine LLC (Advanstar) **	Media	1	$1,063	—
DSI Holding Company, Inc. (DSI Renal Inc.), 19.00%, 10/7/14	Healthcare	32,500	50,514	$33,051
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 13.50%, 5/12/14	Education	12,360	16,599	17,592
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 12.50% (Convertible)	Education	332,500	4,743	4,743
Varietal Distribution Holdings, LLC, 8.00%	Distribution	3,097	3,558	583
TOTAL PREFERRED EQUITY			$76,477	$55,969
		Par Amount*
COLLATERALIZED LOAN OBLIGATIONS — 1.4%
Babson CLO Ltd., Series 2008-2A Class E, L+975, 7/15/18 s	Asset Management	$11,000	$9,993	$8,104
Babson CLO Ltd., Series 2008-1A Class E, L+550, 7/20/18 s	Asset Management	10,150	7,220	5,485
Westbrook CLO Ltd., Series 2006-1A, L+370, 12/20/20 s	Asset Management	11,000	6,509	5,389
TOTAL COLLATERALIZED LOAN OBLIGATIONS			$23,722	$18,978
		Shares
EQUITY — 14.1%
Common Equity/Interests — 13.8%
AB Capital Holdings LLC (Allied Security)	Business Services	2,000,000	$2,000	$2,000
A-D Conduit Holdings, LLC (Duraline) **	Telecommunications	2,778	2,778	3,760
AHC Mezzanine LLC (Advanstar) **	Media	10,000	10,000	—
CA Holding, Inc. (Collect America, Ltd.) Series A	Consumer Finance	25,000	2,500	4,162
CA Holding, Inc. (Collect America, Ltd.) Series AA	Consumer Finance	4,294	429	859
Clothesline Holdings, Inc. (Angelica)	Healthcare	6,000	6,000	5,770
Explorer Coinvest LLC (Booz Allen)	Consulting Services	430	4,300	7,376
FSC Holdings Inc. (Hanley Wood LLC) **	Media	10,000	10,000	3,520

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡
MARCH 31, 2009
(IN THOUSANDS, EXCEPT SHARES AND WARRANTS)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 168.0%	Industry	Shares	Cost	Fair Value(1)
Common Equity/Interests — (continued)
Garden Fresh Restaurant Holding, LLC **	Retail	50,000	$5,000	$8,463
Gray Energy Services, LLC Class H (Gray Wireline) **	Oil & Gas	1,081	2,000	3,590
Gryphon Colleges Corporation (Delta Educational Systems, Inc.) **	Education	17,500	175	—
GS Prysmian Co-Invest L.P. (Prysmian Cables & Systems)(5,6)	Industrial	1	—	43,264
Latham International, Inc. (fka Latham Acquisition Corp.) **	Leisure Equipment	33,091	3,309	—
LVI Acquisition Corp. (LVI Services, Inc.) **	Environmental	6,250	2,500	—
MEG Energy Corp.(7) **	Oil & Gas	1,718,388	44,718	43,706
New Omaha Holdings Co-Invest LP (First Data) **	Financial Services	13,000,000	65,000	47,893
PCMC Holdings, LLC (Pacific Crane) **	Machinery	40,000	4,000	847
Prism Business Media Holdings, LLC (Penton Media, Inc.) **	Media	68	14,947	3,443
Pro Mach Co-Investment, LLC **	Machinery	150,000	1,500	3,158
RC Coinvestment, LLC (Ranpak Corp.) **	Packaging	50,000	5,000	5,535
Sorenson Communications Holdings, LLC Class A	Consumer Services	454,828	45	5,943
Varietal Distribution Holdings, LLC Class A **	Distribution	28,028	28	—
Total Common Equity/Interests			$186,229	$193,289

		Warrants
Warrants — 0.3%
DSI Holding Company, Inc. (DSI Renal Inc.), Common **	Healthcare	5,011,327	—	—
Fidji Luxco (BC) S.C.A., Common (FCI)(5) **	Electronics	48,769	$491	$2,591
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Common **	Education	9,820	98	—
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class A-1 Preferred **	Education	45,947	460	655
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class B-1 Preferred **	Education	104,314	1,043	1,308
Latham International, Inc., Common	Leisure Equipment	347,698	174	—
Total Warrants			$2,266	$4,554
TOTAL EQUITY			$188,495	$197,843
TOTAL INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES			$3,082,364	$2,345,470

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡
MARCH 31, 2009
(IN THOUSANDS, EXCEPT SHARES)

INVESTMENTS IN CONTROLLED PORTFOLIO COMPANIES — 10.1%	Industry	Shares	Cost	Fair Value(1)
Preferred Equity — 5.5%
Grand Prix Holdings, LLC Series A, 12.00% (Innkeepers USA)	Hotels, Motels, Inns & Gaming	2,989,431	$90,074	$76,557
EQUITY
Common Equity/Interests — 4.6%
AIC Credit Opportunity Fund LLC(8)	Asset Management		$79,377	$57,294
Grand Prix Holdings, LLC (Innkeepers USA) **	Hotels, Motels, Inns & Gaming	17,335,834	172,664	7,570
Total Common Equity/Interests			$252,041	$64,864
TOTAL EQUITY			$252,041	$64,864
TOTAL INVESTMENTS IN CONTROLLED PORTFOLIO COMPANIES			$342,115	$141,421
TOTAL INVESTMENTS — 178.1%(9)			$3,424,479	$2,486,891
LIABILITIES IN EXCESS OF OTHER ASSETS — (78.1%)				(1,090,753)
NET ASSETS — 100.0%				$1,396,138

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡
MARCH 31, 2009
(IN THOUSANDS)
_____________________
(1)	Fair value is determined in good faith by or under the direction of the board of directors of the Company (see Note 2).

(2)
Includes floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the LIBOR (London Inter-bank Offered Rate), EURIBOR (Euro Inter-bank Offered Rate), GBP LIBOR (London Inter-bank Offered Rate for British Pounds), or the prime rate. At March 31, 2009, the range of interest rates on floating rate bank debt was 4.92% to 9.16%.

(3)	Position is held across five US Dollar-denominated tranches with varying yields.

(4)	Position is held across three Euro-denominated tranches with varying yields.

(5)	Denominated in Euro (€).

(6)	The Company is the sole Limited Partner in GS Prysmian Co-Invest L.P.

(7)	Denominated in Canadian dollars.

(8)	See Note 6.

(9)
Aggregate gross unrealized appreciation for federal income tax purposes is $72,338; aggregate gross unrealized depreciation for federal income tax purposes is $1,016,662. Net unrealized depreciation is $944,324 based on a tax cost of $3,431,215.

s
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

*	Denominated in USD unless otherwise noted.

**	Non-income producing security

***	Non-accrual status (see note 2m)

†
Denote securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

‡
With the adoption of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, the Company has reclassified the Schedule of Investments dated March 31, 2009 to conform to the current period's presentation.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (CONTINUED)‡

Industry Classification	Percentage of Total Investments (at fair value) as of March 31, 2009
Education	7.9%
Healthcare	7.4%
Financial Services	6.3%
Diversified Service	6.0%
Insurance	5.7%
Oil & Gas	5.0%
Consumer Products	4.2%
Transportation	4.0%
Retail	3.9%
Industrial	3.6%
Leisure Equipment	3.5%
Hotels, Motels, Inns and Gaming	3.4%
Business Services	3.4%
Manufacturing	3.2%
Asset Management	3.1%
Packaging	2.9%
Environmental	2.7%
Telecommunications	2.5%
Consumer Finance	2.5%
Consumer Services	2.4%
Grocery	2.3%
Electronics	1.9%
Beverage, Food, & Tobacco	1.7%
Machinery	1.6%
Market Research	1.5%
Consulting Services	1.1%
Building Products	1.0%
Media	1.0%
Publishing	0.9%
Chemicals	0.9%
Broadcasting & Entertainment	0.8%
Distribution	0.6%
Direct Marketing	0.6%
Agriculture	0.5%
Rental Equipment	0.0%
Total Investments	100.0%

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Note 1. Organization

Apollo Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, non-diversified management investment company that has elected to be treated as a business development company ("BDC") under the Investment Company Act of 1940. In addition, for tax purposes we have elected to be treated as a regulated investment company ("RIC"), under the Internal Revenue Code of 1986, as amended. Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in middle-market companies in the form of mezzanine and senior secured loans, each of which may include an equity component, and, to a lesser extent, by making equity investments in such companies.

Apollo Investment commenced operations on April 8, 2004 receiving net proceeds of $870,000 from its initial public offering selling 62 million shares of common stock at a price of $15.00 per share.

Note 2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

Financial statements are prepared in accordance with GAAP and pursuant to the requirements for reporting on Form 10-K and Regulation S-X, as appropriate. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of financial statements have been included. In addition, certain amounts totaling $40,993 were reclassified on the statements of assets and liabilities and of cash flows for the year ended March 31, 2009 to conform to the current period's presentation.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles," which has become the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. This supersedes non-SEC accounting and reporting standards and was effective for financial statements issued for interim and annual periods ending after September 15, 2009. This adoption by the Company changed the Company's references to U.S. GAAP accounting standards but did not impact the Company's results of operations or financial position.

The significant accounting policies consistently followed by Apollo Investment are:

(a)           Security transactions are accounted for on the trade date;

(b)           Under procedures established by our board of directors, we value investments, including certain senior secured debt, subordinated debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Investments maturing in 60 days or less are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

(1)           our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;

(2)           preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;

(3)           independent valuation firms engaged by our board of directors conduct independent appraisals and review our investment adviser's preliminary valuations and make their own independent assessment;

(4)           the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and that of the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and

(5)           the board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered in the valuation process of independent valuation firms. For the fiscal year ended March 31, 2010, there has been no change to the Company's valuation techniques and related inputs considered in the valuation process.

In September 2006, the Financial Accounting Standards Board issued guidance related to Fair Value Measurements. This guidance defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This guidance was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We adopted this guidance for our first fiscal quarter ended June 30, 2008.

Accounting Standards Codification ("ASC") 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

On October 10, 2008, revised guidance was issued which provides examples of how to determine fair value in a market that is not active. It did not change the fair value measurement principles set forth in ASC 820. Furthermore, on April 9, 2009, the FASB issued additional revised guidance which provides information on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. According to this guidance in the above circumstances, more analysis and significant adjustments to transaction or quoted prices may be necessary to estimate fair value. In addition, it requires disclosure of any changes in valuation techniques and related inputs resulting from the application. The total effect of the change in valuation techniques and related inputs must also be disclosed by major asset category. This revised guidance was effective for periods ending after June 15, 2009. The adoption did not have a material effect on the Company's financial position or results of operations. Accounting Standards Update No. 2010-06, Improving Disclosure about Fair Value Measurements was released in January 2010 and is effective for periods beginning after December 15, 2009. This update improves financial statement disclosure around transfers in and out of level 1 and 2 fair value measurements, around valuation techniques and inputs and around other related disclosures. Transfers between levels, if any, are recognized at the end of the reporting period. See certain additional disclosures in note 6.

(c)           Gains or losses on investments are calculated by using the specific identification method.

(d)           The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments may have contractual payment-in-kind ("PIK") interest or dividends. PIK represents contractual interest or dividends accrued and is added to the cost of the investment on the respective capitalization dates and generally becomes due at maturity. Loan origination fees, original issue discount, and market discounts are capitalized and we amortize such amounts into income. Upon the prepayment of a loan, any unamortized loan origination fees are recorded as interest income. We record prepayment premiums on loans and other investments as interest income when we receive such amounts. Structuring fees are recorded as other income when earned.

(e)           The Company intends to comply with the applicable provisions of the Internal Revenue Code of 1986, as amended, pertaining to regulated investment companies to make distributions of taxable income sufficient to relieve it of substantially all Federal income taxes. The Company, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this income. The Company will accrue excise tax on estimated excess taxable income as required.

(f)           Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified among the Company's capital accounts. In addition, the character of income and gains to be distributed is determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America; accordingly, at March 31, 2010, $10,568 was reclassified on our statement of assets and liabilities between accumulated net realized gain (loss) and undistributed net investment income and $1,218 was reclassified on our statement of assets and liabilities between undistributed net investment income and paid-in capital in excess of par. Total earnings and net asset value are not affected;

(g)           Dividends and distributions to common stockholders are recorded as of the record date. The amount to be paid out as a dividend is determined by the board of directors each quarter. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.

(h)           In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and ASC 810—Consolidation, the Company generally will not consolidate its interest in any company other than in investment company subsidiaries and controlled operating companies substantially all of whose business consists of providing services to the Company. Consequently, the Company generally will not consolidate special purpose entities through which the special purpose entity acquires and holds investments subject to financing with third parties. At March 31, 2010, the Company did not have any such subsidiaries or controlled operating companies that were consolidated. See note 6. In addition and pursuant to ASC 860—Transfers and Servicing, the Company may in the future need to consolidate certain special purpose entities involving transfers of our portfolio investments.

(i)           The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments. The Company's investments in foreign securities may involve certain risks, including without limitation: foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

(j)           The Company may enter into forward exchange contracts in order to hedge against foreign currency risk. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when contracts are settled.

(k)           The Company records origination expenses related to its multi-currency revolving credit facility as prepaid assets. These expenses are deferred and amortized using the straight-line method over the stated life of the facility.

(l)           The Company records expenses related to shelf filings and other applicable offering costs as prepaid assets. These expenses are charged as a reduction of capital upon utilization, in accordance with the AICPA Audit and Accounting Guide for Investment Companies.

(m)           Loans and other investments, including certain preferred equity investments are generally placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued, uncapitalized interest or dividends is generally reversed when an investment is placed on non-accrual status. Interest or dividend payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment. Non-accrual investments are restored to accrual status when past due principal and interest or dividends are paid and/or in management's judgment, are likely to remain current. To the extent PIK interest or dividends are not expected to be realized, a reserve will be established as required by the AICPA Audit and Accounting Guide for Investment Companies.

(n)           In May 2009, the FASB issued new guidance which sets forth principles and requirements for subsequent events, specifically (1) the period during which management should evaluate events or transactions that may occur for potential recognition and disclosure, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date, and (3) the disclosures that an entity should make about events and transactions occurring after the balance sheet date. This guidance is effective for interim reporting periods ending after June 15, 2009. In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current United States Securities and Exchange Commission ("SEC") guidance. Effectively immediately, these amendments remove the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The Company has adopted this guidance which did not have a material impact on its financial statements. See note 16.

(o)           The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems certain U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities would qualify as cash equivalents.

Note 3. Agreements

Apollo Investment has an Investment Advisory and Management Agreement with Apollo Investment Management, L.P. (the "Investment Adviser" or "AIM"), under which the Investment Adviser, subject to the overall supervision of Apollo Investment's board of directors, will manage the day-to-day operations of, and provide investment advisory services to, Apollo Investment. For providing these services, the Investment Adviser receives a fee from Apollo Investment, consisting of two components—a base management fee and an incentive fee. The base management fee is determined by taking the average value of Apollo Investment's gross assets at the end of the two most recently completed calendar quarters calculated at an annual rate of 2.00%. The incentive fee has two parts, as follows: one part is calculated and payable quarterly in arrears based on Apollo Investment's pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies accrued during the calendar quarter, minus Apollo Investment's operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include any realized capital gains computed net of all realized capital losses and unrealized capital depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of Apollo Investment's net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% per quarter (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee. Apollo Investment pays the Investment Adviser an incentive fee with respect to Apollo Investment's pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which Apollo Investment's pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of Apollo Investment's pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds 1.75% but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of Apollo Investment's pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, the Investment Adviser will receive a fee of 20% of Apollo Investment's pre-incentive fee net investment income for the quarter. The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory and Management Agreement, as of the termination date) and will equal 20% of Apollo Investment's cumulative realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the Investment Adviser.

For the fiscal years ended March 31, 2010, 2009 and 2008, the Investment Adviser accrued $54,069, $59,686 and $59,871, respectively, in base investment advisory and management fees and $49,853, $51,583 and $30,449, respectively, in performance-based incentive fees from Apollo Investment.

Apollo Investment has also entered into an Administration Agreement with Apollo Investment Administration, LLC (the "Administrator") under which the Administrator provides administrative services for Apollo Investment. For providing these services, facilities and personnel, Apollo Investment reimburses the Administrator for Apollo Investment's allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and Apollo Investment's allocable portion of its chief financial officer and chief compliance officer and their respective staffs. The Administrator will also provide, on Apollo Investment's behalf, managerial assistance to those portfolio companies to which Apollo Investment is required to provide such assistance.

At the fiscal years ended March 31, 2010, 2009 and 2008, the Administrator was reimbursed $3,003, $3,247 and $3,162, respectively, from Apollo Investment on the $4,725, $4,794 and $3,450, respectively, of expenses accrued under the Administration Agreement.

On December 21, 2009, Apollo Investment amended its Amended and Restated Senior Secured Revolving Credit Agreement dated March 31, 2006 (the "Facility"), among Apollo Investment, the lenders party thereto and JPMorgan Chase Bank, N.A. ("JPMorgan"), as administrative agent for the lenders. The amendment extended the maturity date of certain lenders' commitments totaling $1,178,750 until April 12, 2013, with the pricing reset to 300 basis points over LIBOR. Non-extended lenders whose commitments will expire on April 13, 2011 totaled $380,000. Pricing with respect to the non-extended commitments remains at 100 basis points over LIBOR. The Facility also permits Apollo Investment to seek additional commitments from new and existing lenders in the future, up to an aggregate amount not to exceed $2,000,000. The Facility is used to supplement Apollo's equity capital to make additional portfolio investments and for general corporate purposes. From time to time, certain of the lenders provide customary commercial and investment banking services to Apollo Investment and its affiliates. JPMorgan also serves as custodian and fund accounting agent for Apollo Investment.

Note 4. Net Asset Value Per Share

At March 31, 2010, the Company's total net assets and net asset value per share were $1,772,806 and $10.06, respectively. This compares to total net assets and net asset value per share at March 31, 2009 of $1,396,138 and $9.82, respectively.

Note 5. Earnings (Loss) Per Share

The following information sets forth the computation of basic and diluted earnings (loss) per share for the years ended March 31, 2010, 2009 and 2008, respectively:

	Year Ended March 31,
	2010	2009	2008
Numerator for increase (decrease) in net assets per share:	$263,290	$(611,879)	$(33,438)
Denominator for basic and diluted weighted average shares:	159,368,701	139,468,630	112,049,771
Basic and diluted earnings (loss) per share:	1.65	(4.39)	(0.30)

Note 6. Investments

AIC Credit Opportunity Fund LLC—We own all of the common member interests in AIC Credit Opportunity Fund LLC ("AIC Holdco"), which was formed for the purpose of holding various financed investments. Effective in June 2008, we invested $39,500 in a special purpose entity wholly owned by AIC Holdco, AIC (FDC) Holdings

LLC ("Apollo FDC"), which was used to purchase a Junior Profit-Participating Note due 2013 in principal amount of $39,500 (the "Junior Note") from Apollo I Trust (the "Trust"). The Trust also issued a Senior Floating Rate Note due 2013 (the "Senior Note") to an unaffiliated third party ("FDC Counterparty") in principal amount of $39,500 paying interest at Libor plus 1.50%, increasing over time to Libor plus 2.0%. The Trust used the aggregate $79,000 proceeds to acquire $100,000 face value of a senior subordinated loan of First Data Corporation (the "FDC Reference Obligation") due 2016 and paying interest at 11.25% per year. The Junior Note generally entitles Apollo FDC to the net interest and other proceeds due under the FDC Reference Obligation after payment of interest due under the Senior Notes, as described above. In addition, Apollo FDC is entitled to 100% of any realized appreciation in the FDC Reference Obligation and, since the Senior Note is a non-recourse obligation, Apollo FDC is exposed up to the amount of equity used by AIC Holdco to fund the purchase of the Junior Note plus any additional margin Apollo decides to post, if any, during the term of the financing.

Through AIC Holdco, effective in June 2008, we invested $11,375 in a special purpose entity wholly owned by AIC Holdco, AIC (TXU) Holdings LLC ("Apollo TXU"), which acquired exposure to $50,000 notional amount of a Libor plus 3.5% senior secured delayed draw term loan of Texas Competitive Electric Holdings ("TXU") due 2014 through a non-recourse total return swap with an unaffiliated third party expiring on October 10, 2013 and pursuant to which Apollo TXU pays interest at Libor plus 1.5% and generally receives all proceeds due under the delayed draw term loan of TXU (the "TXU Reference Obligation"). Like Apollo FDC, Apollo TXU is entitled to 100% of any realized appreciation in the TXU Reference Obligation and, since the total return swap is a non-recourse obligation, Apollo TXU is exposed up to the amount of equity used by AIC Holdco to fund the investment in the total return swap, plus any additional margin we decide to post, if any, during the term of the financing.

Through AIC Holdco, effective in September 2008, we invested $10,022 equivalent, in a special purpose entity wholly owned by AIC Holdco, AIC (Boots) Holdings, LLC ("Apollo Boots"), which acquired €23,383 and £12,465 principal amount of senior term loans of AB Acquisitions Topco 2 Limited, a holding company for the Alliance Boots group of companies (the "Boots Reference Obligations"), out of the proceeds of our investment and a multicurrency $40,876 equivalent non-recourse loan to Apollo Boots (the "Acquisition Loan") by an unaffiliated third party that matures in September 2013 and pays interest at LIBOR plus 1.25% or, in certain cases, the higher of the Federal Funds Rate plus 0.50% or the lender's prime-rate. The Boots Reference Obligations pay interest at the rate of LIBOR plus 3% per year and mature in June 2015.

We do not consolidate AIC Holdco or its wholly owned subsidiaries and accordingly only the value of our investment in AIC Holdco is included on our statement of assets and liabilities. The Senior Note, total return swap and Acquisition Loan are non-recourse to AIC Holdco, its subsidiaries and us and have standard events of default including failure to pay contractual amounts when due and failure by each of the underlying Apollo special purpose entities to provide additional credit support, sell assets or prepay a portion of its obligations if the value of the FDC Reference Obligation, the TXU Reference Obligation or the Boots Reference Obligation, as applicable, declines below specified levels. We may unwind any of these transactions at any time without penalty. From time to time Apollo Investment may provide additional capital to AIC Holdco for purposes of funding margin calls under one or more of the transactions described above among other reasons. During the fiscal year ended March 31, 2009, we provided $18,480 in additional capital to AIC Holdco. During the fiscal year ended March 31, 2010, $9,336 of net capital was returned to us from AIC Holdco.

Investments and cash equivalents consisted of the following as of March 31, 2010 and March 31, 2009.

	March 31, 2010		March 31, 2009‡
	Cost	Fair Value	Cost	Fair Value
Bank Debt/Senior Secured Loans	$870,773	$843,098	$829,473	$655,610
Subordinated Debt/Corporate Notes	1,772,400	1,659,504	1,964,197	1,417,070
Collateralized Loan Obligations	24,457	25,866	23,722	18,978
Preferred Equity	131,699	33,868	166,551	132,526
Common Equity/Interests	438,755	281,009	438,270	258,153
Warrants	4,521	10,235	2,266	4,554
Cash Equivalents	449,852	449,828	—	—
Totals	$3,692,457	$3,303,408	$3,424,479	$2,486,891
__________________
‡	Pursuant to fair value measurement and disclosure guidance, the Company has reclassified the above investment categories as of March 31, 2009 to conform to the current period's presentation.

At March 31, 2010, our investments and cash equivalents were categorized as follows in the fair value hierarchy for ASC 820 purposes:

		Fair Value Measurement at Reporting Date Using:
Description	March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bank Debt/Senior Secured Loans	$843,098	$—	$—	$843,098
Subordinated Debt/Corporate Notes	1,659,504	—	—	1,659,504
Collateralized Loan Obligations	25,866	—	—	25,866
Preferred Equity	33,868	—	—	33,868
Common Equity/Interests	281,009	—	—	281,009
Warrants	10,235	—	—	10,235
Total Investments	$2,853,580	$—	$—	$2,853,580
Cash Equivalents	449,828	449,828	—	—
Total Investments and Cash Equivalents	$3,308,408	$449,828	$—	$2,853,580

At March 31, 2009, our investments and cash equivalents were categorized as follows in the fair value hierarchy for ASC 820 purposes:

		Fair Value Measurement at Reporting Date Using:
Description	March 31, 2009‡	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Corporate Debt	$2,072,680	$—	$—	$2,072,680
Equity	262,707	—	—	262,707
Preferred Equity	132,526	—	—	132,526
Collateralized Loan Obligations	18,978	—	—	18,978
Total Investments	$2,486,891	$—	$—	$2,486,891
Cash Equivalents	—	—	—	—
Total Investments and Cash Equivalents	$2,486,891	$—	$—	$2,486,891
__________________
‡	Pursuant to fair value measurement and disclosure guidance, the Company has reclassified the above investment categories as of March 31, 2009 to conform to the current period's presentation.

The following chart shows the components of change in our investments categorized as Level 3, for the fiscal year ended March 31, 2010.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)*
	Bank Debt/ Senior Secured Loans	Subordinated Debt/ Corporate Notes	Collateralized Loan Obligations	Preferred Equity	Common Equity/ Interests	Warrants	Total
Beginning Balance, March 31, 2009 ‡	$655,610	$1,417,070	$18,978	$132,526	$258,153	$4,554	$2,486,891
Total realized gains or losses included in earnings	(52,891)	(418,546)	125	(46,392)	50,450	26	(467,228)
Total unrealized gains or losses included in earnings	146,187	434,223	6,153	(63,806)	22,372	3,426	548,555
Purchases, including capitalized PIK(1)	271,974	482,616	1,490	21,051	52,296	2,429	831,856
Sales	(177,782)	(255,859)	(880)	(9,511)	(102,262)	(200)	(546,494)
Transfer in and/or out of Level 3(2)	—	—	—	—	—	—	—
Ending Balance, March 31, 2010	$843,098	$1,659,504	$25,866	$33,868	$281,009	$10,235	$2,853,580
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to our Level 3 assets still held at the reporting date and reported within the net change in unrealized gains or losses on investments in our Statement of Operations.	$115,007	$66,256	$6,153	$(81,270)	$(4,791)	$3,252	$104,607

__________________
(1)	Includes amortization of approximately $2,239, $23,215, $394, $213, $0, $0 and $26,061, respectively.

(2)	There were also no transfers into or out of Level 1 or Level 2 fair value measurements during the period shown.

*	Pursuant to fair value measurement and disclosure guidance, the Company currently categories investments by class as shown above.

‡	With the adoption of fair value measurement and disclosure guidance, the Company has reclassified the beginning balance, March 31, 2009, to conform to the current period's presentation.

The following chart shows the components of change in our investments categorized as Level 3, for the fiscal year ended March 31, 2009‡.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning Balance, March 31, 2008	$3,233,548
Total realized gains or losses included in earnings	(124,971)
Total unrealized gains or losses included in earnings	(784,689)
Purchases, including capitalized PIK interest(1)	503,137
Sales	(340,134)
Transfer in and/or out of Level 3	—
Ending Balance, March 31, 2009	$2,486,891

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to our Level 3 assets still held at the reporting date and reported within the net change in unrealized gains or losses on investments in our Statement of Operations.	$(847,080)
__________________
(1)	Includes amortization of approximately $31,359

‡	With the adoption of fair value measurement and disclosure guidance, the Company has reclassified the ending balance, March 31, 2009, to conform to the current period's presentation.

Note 7. Foreign Currency Transactions and Translations

At March 31, 2010, the Company had outstanding non-US borrowings on its multicurrency revolving credit facility denominated in euros, pounds sterling, and Canadian dollars. Unrealized appreciation or depreciation on these outstanding borrowings is indicated in the table below:

Foreign Currency	Local Currency		Original Borrowing Cost	Current Value	Reset Date	Unrealized Appreciation (Depreciation)
British Pound		£2,000	$3,565	$3,034	04/13/2010	$531
Euro		€7,500	11,131	10,148	04/16/2010	983
Euro		€13,000	18,591	17,590	04/16/2010	1,001
Canadian Dollar	C$	11,113	10,505	10,954	04/21/2010	(449)
British Pound		£37,500	59,395	56,884	04/26/2010	2,511
Euro		€45,000	58,921	60,889	04/26/2010	(1,968)
Euro		€11,500	15,058	15,561	04/29/2010	(503)
British Pound		£13,000	21,471	19,720	04/29/2010	1,751
Canadian Dollar	C$	29,700	25,161	29,274	05/25/2010	(4,113)
Canadian Dollar	C$	22,500	19,189	22,177	06/08/2010	(2,988)
Canadian Dollar	C$	15,000	13,035	14,785	06/29/2010	(1,750)
Canadian Dollar	C$	3,000	2,318	2,957	06/30/2010	(639)
			$258,340	$263,973		$(5,633)

At March 31, 2009, the Company had outstanding non-US borrowings on its multicurrency revolving credit facility denominated in euros, pounds sterling, and Canadian dollars. Unrealized appreciation or depreciation on these outstanding borrowings is indicated in the table below:

Foreign Currency	Local Currency		Original Borrowing Cost	Current Value	Reset Date	Unrealized Appreciation (Depreciation)
British Pound		£2,000	$3,565	$2,867	4/06/2009	$698
Euro		€7,500	11,131	9,958	4/06/2009	1,173
British Pound		£2,500	4,957	3,583	4/17/2009	1,374
Euro		€76,500	95,910	101,569	4/27/2009	(5,659)
British Pound		£37,500	59,395	53,751	4/27/2009	5,644
Canadian Dollar	C$	29,700	25,161	23,606	5/20/2009	1,555
Canadian Dollar	C$	22,500	19,189	17,883	6/05/2009	1,306
Canadian Dollar	C$	C3,000	2,318	2,385	6/30/2009	(67)
			$221,626	$215,602		$6,024

Note 8. Expense Offset Arrangement

The Company benefits from an expense offset arrangement with JPMorgan Chase Bank, N.A. ("custodian bank") whereby the Company earns credits on any uninvested US dollar cash balances held by the custodian bank. These credits are applied by the custodian bank as a reduction of the monthly custody fees charged to the Company. The total amount of credits earned during the years ended March 31, 2010, 2009, and 2008 are $0, $217, and $273, respectively.

Note 9. Cash Equivalents

There were $449,828 and $0 of cash equivalents held at March 31, 2010 and March 31, 2009, respectively.

Note 10. Repurchase Agreements

The Company may enter into repurchase agreements as part of its investment program. The Company's custodian takes possession of collateral pledged by the counterparty. The collateral is marked-to-market daily to ensure that the value, plus accrued interest, is at least equal to the repurchase price. In the event of default of the obligor to repurchase, the Company has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the counterparty to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings. There were no repurchase agreements outstanding at March 31, 2010 or March 31, 2009.

Note 11. Financial Highlights

The following is a schedule of financial highlights for the years ended March 31, 2010, 2009, 2008, 2007, and 2006:

	Fiscal Year Ended March 31,
	2010		2009	2008	2007	2006
Per Share Data:
Net asset value, beginning of period	$9.82		$15.83	$17.87	$15.15	$14.27
Net investment income	1.26		1.48	1.82	1.49	1.41
Net realized and unrealized gain (loss)	0.45		(5.74)	(1.90)	2.11	0.49
Net increase (decrease) in net assets resulting from operations	1.71		(4.26)	(0.08)	3.60	1.90
Dividends to stockholders(1)	(1.14)		(1.86)	(2.06)	(1.96)	(1.62)
Effect of anti-dilution (dilution)	(0.33)		0.11	0.10	1.09	0.61
Offering costs	—	*	— *	— *	(0.01)	(0.01)
Net asset value at end of period	$10.06		$9.82	$15.83	$17.87	$15.15
Per share market value at end of period	$12.73		$3.48	$15.83	$21.40	$17.81
Total return(2)	313.0%		(73.90)%	(17.50)%	31.70%	12.94%
Shares outstanding at end of period	176,213,918		142,221,335	119,893,835	103,507,766	81,191,954
Ratio/Supplemental Data:
Net assets at end of period (in millions)	$1,772.8		$1,396.1	$1,897.9	$1,849.7	$1,229.9
Ratio of net investment income to average net assets	12.36%	%	10.71%	9.85%	9.09%	9.89%
Ratio of operating expenses to average net assets**	7.21%	%	6.35%	4.92%	7.73%	5.64%
Ratio of credit facility related expenses to average net assets	1.52%	%	2.54%	2.73%	2.49%	1.44%
Ratio of total expenses to average net assets**	8.73%	%	8.89%	7.65%	10.22%	7.08%
Average debt outstanding	$1,041,084		$1,193,809	$882,775	$580,209	$325,639 ***
Average debt per share	$6.53		$8.56	$7.88	$6.76	$5.10 ***
Portfolio turnover ratio	17.2%		11.2%	24.2%	43.8%	39.2%
__________________
(1)
Dividends and distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under accounting principles generally accepted in the United States of America. Per share amounts reflect total dividends paid divided by average shares for the respective periods.

(2)
Total return is based on the change in market price per share during the respective periods. Total return also takes into account dividends and distributions, if any, reinvested in accordance with the Company's dividend reinvestment plan.

*	Represents less than one cent per average share.

**
The ratio of operating expenses to average net assets and the ratio of total expenses to average net assets is 7.21% and 8.73%, respectively, at March 31, 2010, inclusive of the expense offset arrangement (see Note 8). At

March 31, 2009, the ratios were 6.33% and 8.87%, respectively. At March 31, 2008, the ratios were 4.91% and 7.64%, respectively. At March 31, 2007, the ratios were 7.72% and 10.21%, respectively. At March 31, 2006, the ratios were 5.63% and 7.07%, respectively.

***
Average debt outstanding and per share are calculated from July 8, 2005 (the date of the Company's first borrowing from its revolving credit facility) through March 31, 2006, and average debt per share is calculated as average debt outstanding divided by the average shares outstanding during the period (in 000's).

Note 12. Credit Agreement and Borrowings

Under the terms of the Amended and Restated Senior Secured Revolving Credit Agreement dated March 31, 2006 (the "Facility"), as amended on December 21, 2009, certain lenders agreed to extend credit to Apollo Investment in an aggregate principal or face amount not exceeding $1,558,750 at any one time outstanding. The Facility also permits Apollo Investment to seek additional commitments from new and existing lenders in the future, up to an aggregate amount not to exceed $2,000,000. On December 21, 2009, Apollo Investment amended the Facility to extend the maturity date of certain lenders' commitments totaling $1,178,750 until April 12, 2013. The commitments of certain non-extended lenders totaling $380,000 will mature on April 13, 2011. The Facility is secured by substantially all of the assets in Apollo Investment's portfolio, including cash and cash equivalents. Pricing with respect to the commitments of extended lenders is at 300 basis points over LIBOR while pricing with respect to the non-extended lenders remains at 100 basis points over LIBOR. The Facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintaining minimum stockholders' equity of the greater of (i) 40% of the total assets of Apollo Investment and its consolidated subsidiaries as at the last day of any fiscal quarter and (ii) the sum of (A) $725,000 plus (B) 25% of the net proceeds from the sale of equity interests in Apollo Investment after the closing date of the Facility, (c) maintaining a ratio of total assets, less total liabilities (other than indebtedness) to total indebtedness, in each case of Apollo Investment and its consolidated subsidiaries, of not less than 2.0:1.0, (d) maintaining minimum liquidity, (e) limitations on the incurrence of additional indebtedness, including a requirement to meet a certain minimum liquidity threshold before Apollo Investment can incur such additional debt, (f) limitations on liens, (g) limitations on investments (other than in the ordinary course of Apollo Investment's business), (h) limitations on mergers and disposition of assets (other than in the normal course of Apollo Investment's business activities), (i) limitations on the creation or existence of agreements that permit liens on properties of Apollo Investment's consolidated subsidiaries and (j) limitations on the repurchase or redemption of certain unsecured debt and debt securities. In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under the Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in Apollo Investment's portfolio. The Facility is used to supplement Apollo Investment's equity capital to make additional portfolio investments and for other general corporate purposes.

The average debt outstanding on the Facility was $1,041,084 and $1,193,809 for the fiscal years ended March 31, 2010 and 2009, respectively. The weighted average annual interest cost for the fiscal year ended March 31, 2010 was 1.87%, exclusive of 0.48% for commitment fees and for other prepaid expenses related to establishing the Facility. The weighted average annual interest cost for the fiscal year ended March 31, 2009 was 3.89%, exclusive of 0.21% for commitment fees and for other prepaid expenses related to establishing the Facility. This weighted average annual interest cost reflects the average interest cost for all borrowings, including EURIBOR, CAD LIBOR, GBP LIBOR and USD LIBOR. The maximum amount borrowed during the fiscal year ended March 31, 2010 and 2009 was $1,163,167 and $1,685,285, respectively, at value. The remaining capacity under the Facility was $498,134 at March 31, 2010. At March 31, 2010, the Company was in compliance with all financial covenants required by the Facility.

Note 13(a). Income Tax Information and Distributions to Stockholders

The tax character of dividends for the fiscal year ended March 31, 2010 was as follows:

Ordinary income	$181,356

As of March 31, 2010, the components of accumulated losses on a tax basis were as follows1 :

Distributable ordinary income	$134,555
Capital loss carryforward	(258,513	) 2
Other book/tax temporary differences	(383,536)
Unrealized depreciation	(365,563)
Total accumulated losses	$(873,057)

As of March 31, 2010, we had a post-October loss deferral of $334,196.

__________________
1	Tax information for the fiscal year ended March 31, 2010 is an estimate and will not be finally determined until the Company files its 2010 tax return in December 2010.

2
On March 31, 2010, the Company had net capital loss carryforwards of $59,182 and $199,331, which expire in 2017 and 2018, respectively. These amounts will be available to offset like amounts of any future taxable gains. It is unlikely that capital gains distributions will be paid to shareholders of the Company until net gains have been realized in excess of such capital loss carryforward or the carryforward expires.

The tax character of dividends paid during the fiscal year ended March 31, 2009 was as follows:

Ordinary income	$258,843

As of March 31, 2009, the components of accumulated losses on a tax basis were as follows:

Distributable ordinary income	$84,182
Capital loss carryforward	(59,182	) 1
Other book/tax temporary differences	(44,466)
Unrealized depreciation	(936,743)
Total accumulated losses	$(956,209)

As of March 31, 2009, we had a post-October currency loss deferral of $61,725.

__________________
1
On March 31, 2009, the Company had a net capital loss carryforward of $59,182, which expires in 2017. This amount will be available to offset like amounts of any future taxable gains. It is unlikely that capital gains distributions will be paid to shareholders of the Company until net gains have been realized in excess of such capital loss carryforward or the carryforward expires.

Note 13(b). Other Tax Information

The percentage of ordinary income distributions paid during the fiscal year ended March 31, 2010 eligible for qualified dividend income treatment is 5.39%. The percentage of ordinary income distributions paid during the fiscal year ended March 31, 2010 eligible for the 70% dividends received deduction for corporate stockholders is 5.39%.

The percentage of ordinary income distributions paid during the fiscal year ended March 31, 2009 eligible for qualified dividend income treatment is 5.47%. The percentage of ordinary income distributions paid during the fiscal year ended March 31, 2009 eligible for the 70% dividends received deduction for corporate stockholders is 5.47%.

Note 14. Selected Quarterly Financial Data (unaudited)

Quarter Ended	Investment Income		Net Investment Income		Net Realized And Unrealized Gain (Loss) on Assets		Net Increase (Decrease) In Net Assets From Operations
	Total	Per Share	Total	Per Share	Total	Per Share	Total	Per Share
March 31, 2010	87,657	0.50	48,532	0.28	(58,396)	(0.33)	(9,864)	(0.06)
December 31, 2009	85,617	0.51	50,158	0.30	29,365	0.18	79,523	0.48
September 30, 2009	84,403	0.55	51,391	0.34	57,766	0.38	109,157	0.71
June 30, 2009	82,561	0.58	49,330	0.35	35,144	0.25	84,474	0.59

March 31, 2009	85,274	0.60	50,740	0.36	(20,964)	(0.15)	29,776	0.21
December 31, 2008	97,525	0.69	52,787	0.37	(528,330)	(3.71)	(475,543)	(3.34)
September 30, 2008	103,547	0.73	56,491	0.40	(294,443)	(2.07)	(237,952)	(1.67)
June 30, 2008	90,959	0.69	46,313	0.35	25,527	0.19	71,840	0.55

March 31, 2008	90,009	0.75	43,725	0.37	(206,102)	(1.73)	(162,377)	(1.36)
December 31, 2007	92,854	0.78	41,500	0.35	(67,107)	(0.56)	(25,607)	(0.21)
September 30, 2007	86,069	0.81	61,623	0.58	(84,799)	(0.80)	(23,176)	(0.22)
June 30, 2007	88,946	0.86	54,758	0.53	122,964	1.19	177,722	1.72

Note 15. Commitments and Contingencies

The Company has the ability to issue standby letters of credit through our revolving credit facility. As of March 31, 2010 and March 31, 2009, the Company had issued through JPMorgan Chase Bank, N.A. standby letters of credit totaling $3,708 and $3,508, respectively.

Note 16. Subsequent Events

As previously disclosed on April 13, 2010, by InnKeepers USA Trust ("InnKeepers"), a wholly-owned subsidiary of the Company, InnKeepers has not made certain scheduled monthly interest payments on certain of its debt obligations, and has retained financial and legal advisors to assist it in an evaluation of financial alternatives, including a potential restructuring of its balance sheet. On May 21, 2010, the special servicer with respect to certain of InnKeepers' indebtedness, Midland Loan Services, Inc. filed a complaint against the Company in New York Supreme Court, New York County. The Complaint alleges that InnKeepers has failed to timely complete certain property improvements guaranteed by the Company and asserts a single claim for specific performance of the guaranty. The Company intends to vigorously defend the lawsuit, to which it believes it has meritorious defenses. Innkeepers' financial distress has caused us to incur significant unrealized depreciation on our investment in Grand Prix Holdings LLC.

On May 3, 2010, the Company closed on its most recent follow-on public equity offering of 17.25 million shares of common stock at $12.40 per share raising approximately $204,300 in net proceeds.

The information in this prospectus supplement is not complete and may be changed.  A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.  This prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 497(e)
File No. 333-  170519

Preliminary Prospectus Supplement
To the Prospectus dated ________, 2011

______ SHARES

COMMON STOCK

$________ PER SHARE

_________________

Apollo Investment Corporation is an externally managed closed-end, non-diversified management investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940 or 1940 Act. Our primary investment objective is to generate current income and capital appreciation. We invest primarily in the form of subordinated debt, as well as by making investments in certain senior secured loans and/or equity in private middle market companies. From time to time, we may also invest in the securities of public companies.

We are offering for sale __________ shares of our common stock.  We have granted the underwriters a 30-day option to purchase up to ____________ additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "AINV". The last reported closing price for our common stock on _______ ___, 20__ was $_______ per share.

This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 9 West 57th Street, New York, New York 10019, or by calling us at (212) 515-3450. The Securities and Exchange Commission maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our Internet website address is www.apolloic.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus.

Investing in our securities involves a high degree of risk, including the risk of the use of leverage, and is highly speculative. Before buying any securities, you should read the discussion of the material risks of investing in our securities in "Risk Factors" beginning on page 7 of the accompanying base prospectus and the additional risks noted in "Recent Developments " beginning on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________

	Per share	Total
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to Apollo Investment Corporation (before estimated expenses of $__________)	$	$

S-i

The underwriters expect to deliver the shares to purchasers on or about __________, 2011 .

_________________

Prospectus Supplement dated ___________, 2011

S-ii

You should rely only on the information contained in this prospectus supplement and the accompanying base prospectus, which we refer to collectively as the "prospectus." We have not, and the underwriters have not, authorized anyone to provide you with additional information, or information different from that contained in this prospectus. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying base prospectus is accurate only as of the date of this prospectus supplement or such base prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since then.

_________________

S-iii

PROSPECTUS SUPPLEMENT

Fees and Expenses	S-1
Business	S-3
Recent Developments	S-5
Use of Proceeds	S-6
Price Range of Common Stock	S-7
Selected Financial Data	S-8
Capitalization	S-9
Forward-Looking Statements	S-10
Interim Management's Discussion and Analysis of Financial Condition and Results of Operations	S-11
Quantitative and Qualitative Disclosures About Market Risk	S-21
Underwriting	S-22
Legal Matters	S-25
Experts	S-25

S-iv

PROSPECTUS

Prospectus Summary	1
Fees and Expenses	6
Risk Factors	9
Use of Proceeds	29
Dividends	30
Selected Financial Data	32
Forward-Looking Statements	33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Sales of Common Stock Below Net Asset Value	47
Price Range of Common Stock	52
Business	53
Management	65
Certain Relationships	81
Control Persons and Principal Stockholders	82
Portfolio Companies	83
Determination of Net Asset Value	92
Dividend Reinvestment Plan	93
Material U.S. Federal Income Tax Considerations	94
Description of our Capital Stock	101
Description of our Preferred Stock	108
Description of our Warrants	110
Description of our Debt Securities	112
Description of our Units	128
Description of our Purchase Contracts	129
Regulation	131
Custodian, Transfer and Dividend Paying Agent, Registrar and Trustee	135
Brokerage Allocation and Other Practices	135
Plan of Distribution	137
Legal Matters	138
Independent Registered Public Accounting Firm	138
Available Information	138

S-v

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. We caution you that the percentage indicated for "Other expenses " in the table below  is an estimate and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "Apollo Investment," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Apollo Investment.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	%(1)
Offering expenses (as a percentage of offering price)	%(2)
Total stockholder transaction expenses (as a percentage of offering price)	%(3)

Estimated annual expenses (as percentage of net assets attributable to common stock)(4):
Management fees	%(5)
Incentive fees payable under investment advisory and management agreement	%(6)
Interest and other credit facility related expenses on borrowed funds	%(7)
Other expenses	%(8)
Total annual expenses as a percentage of net assets(9)	%(5,6,7,8)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These dollar amounts are based upon payment by an investor of a _____% sales load (underwriting discounts and commissions) and the assumption that our annual operating expenses and leverage would remain at the levels set forth in the table above (other than performance-based incentive fees).

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under the investment advisory and management agreement may not be earned or payable and is not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See "Dividend Reinvestment Plan" in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

______________________
(1)	Represents the underwriting discounts and commissions with respect to the shares to be sold by us in this offering.

(2)	Based on the public offering price of $_____ per share, which was the last reported closing price on __ ___, 20__.

(3)	The expenses of the dividend reinvestment plan per share are included in "Other expenses."

(4)	"Net assets attributable to common stock" equals net assets as of ________, 20__ plus the anticipated net proceeds from this offering.

(5)
The contractual management fee is calculated at an annual rate of 2.00% of our average total assets. Annual expenses are based on current fiscal year estimates. For more detailed information about our computation of average total assets, please see Note 3 of our financial statements dated March 31, 2010 included in the accompanying base prospectus.

(6)
Assumes that annual incentive fees earned by our investment adviser, AIM, remain consistent with the incentive fees accrued by AIM for the current fiscal quarter. AIM earns incentive fees consisting of two parts.  The first part, which is payable quarterly in arrears, is based on our pre-incentive fee net investment income for the immediately preceding calendar quarter.  Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% quarterly (7% annualized).  Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above).  Accordingly, we pay AIM an incentive fee as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter.  These calculations are appropriately pro rated for any period of less than three months.  The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter.  You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments.  Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income.  Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold.  The second part of the incentive fee will equal 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation (and incorporating unrealized depreciation on a gross investment-by-investment basis) and is payable in arrears at the end of each calendar year.  For a more detailed discussion of the calculation of this fee, see "Management—Investment Advisory and Management Agreement" in the accompanying base prospectus.

(7)
Our interest and other credit facility expenses are based on current fiscal year estimates. We currently have $___________ billion available under our credit facility, of which we had $______ billion in borrowings outstanding as of __________, 20___. For more information, see "Risk Factors—Risks relating to our business and structure—We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us." In the accompanying base prospectus and "Interim Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in this prospectus supplement.

(8)
Includes our estimated overhead expenses, including payments under the administration agreement based on our estimated allocable portion of overhead and other expenses incurred by Apollo Investment Administration in performing its obligations under the administration agreement. See "Compensation of Directors and Officers—Administration Agreement" in the accompanying base prospectus.

(9)
"Total annual expenses" as a percentage of net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the "Total annual expenses" percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the "Total annual expenses" percentage were calculated instead as a percentage of total assets as of _________, 20___ plus anticipated net proceeds from this offering, our "Total annual expenses" would be ___% of total assets.

BUSINESS

This summary highlights some of the information in this prospectus supplement. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under "Risk Factors" in the accompanying prospectus and the other information included in this prospectus supplement and the accompanying prospectus. In this prospectus supplement and the accompanying prospectus, except where the context suggests otherwise, the terms "we," "us," "our," and "Apollo Investment" refer to Apollo Investment Corporation; "AIM" or "investment adviser" refers to Apollo Investment Management, L.P.; "Apollo Administration" or "AIA" refers to Apollo Investment Administration, LLC; and "Apollo" refers to the affiliated companies of Apollo Investment Management, L.P.

Apollo Investment

Apollo Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”).  In addition, for tax purposes we have elected to be treated as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended (the “Code”).

Our primary investment objective is to generate current income and capital appreciation. We invest primarily in the form of subordinated debt, as well as by making investments in certain senior secured loans and/or equity in private middle market companies. From time to time, we may also invest in the securities of public companies.

Our portfolio is comprised primarily of investments in subordinated debt, sometimes referred to as mezzanine debt, and senior secured loans of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $200 million.  From time to time our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion.  While our primary investment objective is to generate current income and capital appreciation through investments in U.S. senior and subordinated loans, other debt securities and equity, we may also invest a portion of the portfolio in opportunistic investments, including foreign securities.  Most of the debt instruments we invest in are unrated or rated below investment grade, which is an indication of having predominantly speculative characteristics with respect to the capacity to pay interest and principal.  See "Risk Factors – Risks Related to Our Investments."

AIM is our investment adviser and an affiliate of Apollo Global Management, LLC, and its consolidated subsidiaries (“AGM”). AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that any such order will be obtained.

During the three months ended December 31, 2010, we invested $382 million across 8 new and 3 existing portfolio companies, through a mix of primary and opportunistic secondary market purchases.  This compares to investing $212 million in 2 existing portfolio companies for the three months ended December 31, 2009.  Investments sold or prepaid during the three months ended December 31, 2010 totaled $481 million versus $67 million for the three months ended December 31, 2009.

At December 31, 2010, our net portfolio consisted of 69 portfolio companies and was invested 29% in senior secured loans, 62% in subordinated debt, 1% in preferred equity and 8% in common equity and warrants measured at fair value versus 70 portfolio companies invested 28% in senior secured loans, 58% in subordinated debt, 3% in preferred equity and 11% in common equity and warrants at December 31, 2009.

The weighted average yields on our senior secured loan portfolio, subordinated debt portfolio and total debt portfolio as of December 31, 2010 at our current cost basis were 8.7%, 12.9%, and 11.4%, respectively.  At December 31, 2009, the yields were 8.2%, 13.4%, and 11.6%, respectively.

Since our initial public offering in April 2004 and through December 31, 2010, our invested capital totaled $7.0 billion in 140 portfolio companies.  Over the same period, we completed transactions with more than 85 different financial sponsors.

At December 31, 2010, 63% or $1.7 billion of our income-bearing investment portfolio is fixed rate and 37% or $1.0 billion is floating rate, measured at fair value.  On a cost basis, 63% or $1.8 billion of our income-bearing investment portfolio is fixed rate and 37% or $1.0 billion is floating rate.  At December 31, 2009, 63% or $1.6 billion of our income-bearing investment portfolio was fixed rate and 37% or $0.9 billion was floating rate.  On a cost basis, 64% or $1.9 billion of our income-bearing investment portfolio was fixed rate and 36% or $1.0 billion was floating rate.

About Apollo Investment Management

AIM, our investment adviser, is led by a dedicated team of investment professionals. The investment committee of AIM currently consists of James C. Zelter, our Chief Executive Officer and a Vice President of the general partner of AIM; Patrick J. Dalton, our President and Chief Operating Officer and a Vice President of the general partner of AIM; Rajay Bagaria, a Partner of AIM; and Justin Sendak, a Partner of AIM. Mr. Dalton is also the Chief Investment Officer of AIM.  The composition of the investment committee of AIM may change from time to time. AIM draws upon AGM's  20 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 150 companies since inception.

About Apollo Investment Administration

In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and record keeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third-party service providers. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Our Corporate Information

Our administrative and principal executive offices are located at 9 West 57th Street, New York, NY 10019. Our common stock is quoted on The Nasdaq Global Select Market under the symbol "AINV." Our Internet website address is www.apolloic.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying base prospectus.

RECENT DEVELOPMENTS

In addition to the other information set forth in this prospectus supplement, you should carefully consider the factors discussed below, and those set forth under the caption “Risk Factors” in the accompanying base prospectus, which could materially affect our business, financial condition and/or operating results. The risks described below and in the accompanying base prospectus are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, operating results dividend payments, revolving credit facility, access to capital and valuation of our assets.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the _____________ shares of our common stock that we are offering, after deducting estimated expenses of this offering payable by us, will be approximately $_____ million (or $_____ million, if the over-allotment is exercised in full) based on a public offering price of $ ___ per share based on the closing price of our common stock on _____, 20__.  An increase (or decrease) in the public offering price of $1.00 would increase (or decrease) net proceeds from this offering, after deducting underwriting discounts and commissions, by approximately $ __ million.  We may change the size of the offering based on demand or market conditions.).  We expect to use the net proceeds from selling shares of our common stock to repay indebtedness owed under our senior credit facility, to make investments in portfolio companies in accordance with our investment objective and for general corporate purposes.

At ________, 20__, we had approximately $____ billion outstanding under our senior credit facility.  Our senior credit facility for certain extended lenders matures on April 12, 2013 and bears interest at an annual rate of 300 basis points over LIBOR.  Our senior credit facility for certain non-extended lenders matures on April 13, 2011 and bears interest at an annual rate of 100 basis points over LIBOR.

We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Our portfolio currently consists primarily of senior loans, mezzanine and other subordinated debt and equity securities. Pending new investments, we plan to invest a portion of the net proceeds from an offering in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment, to reduce then-outstanding obligations under our credit facility, or for other general corporate purposes. The management fee payable by us will not be reduced while our assets are invested in such securities. See "Regulation—Temporary Investments" in the accompanying base prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.???

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “AINV.” The following table lists the high and low closing sale price for our common stock, the closing sale price as a percentage of net asset value, or NAV, and quarterly dividends per share since shares of our common stock began being regularly quoted on NASDAQ.  The last reported closing market price of our common stock on March   , 2011 was $            per share. As of March 1, 2011, we had 107 stockholders of record.

		Closing Sales Price				High Sales	Premium or Discount of	Discount of Low Sales
	NAV(1)	High		Low		Price to NAV(2)	Price to NAV(2)	Declared Dividends
Fiscal Year Ending March 31, 2011
Fourth Fiscal Quarter (through March , 2011)	**	$		$				$
Third Fiscal Quarter	**		$11.56		$11.28	**	**	$0.28
Second Fiscal Quarter	$9.58		$10.65		$9.18	111%	96%	$0.28
First Fiscal Quarter	$9.51		$13.57		$9.33	143%	98%	$0.28

Fiscal Year Ended March 31, 2010
Fourth Fiscal Quarter	$10.06		$12.73		$9.82	127%	98%	$0.28
Third Fiscal Quarter	$10.40		$10.12		$8.81	97%	85%	$0.28
Second Fiscal Quarter	$10.29		$10.31		$5.18	100%	50%	$0.28
First Fiscal Quarter	$10.15		$7.02		$3.97	69%	39%	$0.26

Fiscal Year Ended March 31, 2009
Fourth Fiscal Quarter	$9.82		$9.76		$2.05	99%	21%	$0.26
Third Fiscal Quarter	$9.87		$15.85		$6.08	161%	62%	$0.52
Second Fiscal Quarter	$13.73		$17.99		$13.11	131%	95%	$0.52
First Fiscal Quarter	$15.93		$18.59		$14.33	117%	90%	$0.52
__________________________
(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.

**	NAV not yet determined

While our common stock has from time to time traded in excess of our net asset value, there can be no assurance, however, that it will trade at such a premium (to net asset value) in the future.

SELECTED FINANCIAL DATA

The Statement of Operations, Per Share and Balance Sheet data for the fiscal years ended March 31, 2010, 2009, 2008, 2007, and 2006  are derived from our financial statements, which have been audited by                                         , our independent registered public accounting firm.  Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods.  Interim results for the nine months ended December 31, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2011. This selected financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the nine months ended December 31, 2010	For the Year Ended March 31, (dollar amounts in thousands, except per share data)
Statement of Operations Data:	(unaudited)	2010	2009	2008	2007	2006
Total Investment Income	$264,065	$340,238	$377,304	$357,878	$266,101	$152,827
Net Expenses (including taxes)	$122,930	$140,828	$170,973	$156,272	$140,783	$63,684
Net Investment Income	$141,135	$199,410	$206,331	$201,606	$125,318	$89,143
Net Realized and Unrealized Gains
(Losses)	$(72,775)	$63,880	$(818,210)	$(235,044)	$186,848	$31,244
Net Increase (Decrease) in Net Assets Resulting from Operations	$68,360	$263,290	$(611,879)	$(33,438)	$312,166	$120,387

Per Share Data:
Net Asset Value	$9.73	$10.06	$9.82	$15.83	$17.87	$15.15
Net Increase in Net Assets Resulting from Operations	$0.36	$1.65	$(4.39)	$(0.30)	$3.64	$1.90
Distributions Declared	$0.84	$1.10	$1.82	$2.07	$1.93	$1.63

Balance Sheet Data:
Total Assets	$3,190,005	$3,465,116	$2,548,639	$3,724,324	$3,523,218	$2,511,074
Debt	$999,894	$1,060,616	$1,057,601	$1,639,122	$492,312	$323,852
Total Net Assets	$1,898,249	$1,772,806	$1,396,138	$1,897,908	$1,849,748	$1,229,855

Other Data:
Total Return(1)	( 5.8%)	313.0%	(73.9)%	(17.5)%	31.7%	12.9%
Number of Portfolio Companies at Period End	69	67	72	71	57	46
Total Portfolio Investments for the Period	$787,223	$716,425	$434,995	$1,755,913	$1,446,730	$1,110,371
Investment Sales and Prepayments for the Period	$722,220	$451,687	$339,724	$714,225	$845,485	$452,325
Weighted Average Yield on Debt Portfolio at Period End	11.5%	11.8%	11.7%	12.0%	13.1%	13.1%
__________________________
(1)	Total return is based on the change in market price per share and takes into account dividends and distributions, if any, reinvested in accordance with our dividend reinvestment plan.

CAPITALIZATION

The following table sets forth our cash and capitalization as of ______________, 20__ (1) on an actual basis and (2) as adjusted to reflect the effects of the sale of ________________ shares of our common stock in this offering at an offering price of $______ per share, which was the last reported closing price of our common stock on __________, 20__. You should read this table together with "Use of Proceeds" and "Interim Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in this prospectus supplement and our financial statements and notes thereto, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included in the accompanying base prospectus.  The adjusted information is illustrative only; our capitalization following the completion of this offering is subject to adjustment based on the actual public offering price of our common stock and the actual number of shares of common stock we sell in this offering, both of which will be determined at pricing.

All amounts in thousands, except share data

As of ___________, 20__
	Actual	As Adjusted for ________ 20__ Offering(1)
Cash and cash equivalents	$	$
Total assets	$	$
Borrowings under senior credit facility	$	$
Common stock, par value $0.001 per share; 400,000,000 shares authorized, _______________ shares issued and outstanding, ____________ shares issued and outstanding, as adjusted, respectively	$	$
Capital in excess of par value	$	$
Distributable earnings (2)	$	$
Total stockholders' equity	$	$
Total capitalization	$	$
__________________________
(1)	Does not include the underwriters' over-allotment option.

(2)
 Includes cumulative net investment income or loss, cumulative amounts of gains and losses realized from investment and foreign currency transactions and net unrealized appreciation or depreciation of investments and foreign currencies, and distributions paid to stockholders other than tax return of capital distributions. Distributable earnings is not intended to represent amounts we may or will distribute to our stockholders.

(3)
As described under "Use of Proceeds," we intend to use a part of the net proceeds from this offering initially to repay a portion of the borrowings outstanding under our senior credit facility. We have not yet determined how much of the net proceeds of this offering will be used for this purpose and, as a result, we have not reflected the consequences of such repayment in this table.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus supplement involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make or have made;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

We generally use words such as "anticipates," "believes," "expects," "intends" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in "Risk Factors" and elsewhere in this prospectus supplement.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus..  Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, we have a general obligation to update to reflect material changes in our disclosures and you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus supplement and accompanying prospectus. In addition to historical information, the following discussion and other parts of this prospectus supplement contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors" and "Forward-Looking Statements" appearing elsewhere in this prospectus supplement and the accompanying prospectus.

We were incorporated under the Maryland General Corporation Law in February 2004. We have elected to be treated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in "qualifying assets," including securities of private or thinly traded public U.S. companies, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, for federal income tax purposes we have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Code. Pursuant to this election and assuming we qualify as a RIC, we generally do not have to pay corporate-level federal income taxes on any income we distribute to our stockholders. We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds selling 62 million shares of our common stock at a price of $15.00 per share.  Since then, and through December 31 , 2010, we have raised approximately $1.9 billion in net proceeds from additional offerings of common stock.

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make.  As a business development company, we must not acquire any assets other than "qualifying assets" specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions).  Qualifying assets include investments in "eligible portfolio companies."  Pursuant to rules adopted in 2006, the SEC expanded the definition of “eligible portfolio company” to include certain public companies that do not have any securities listed on a national securities exchange.  The SEC also adopted an additional rule under the 1940 Act to expand the definition of “eligible portfolio company” to include companies whose securities are listed on a national securities exchange but whose market capitalization is less than $250 million.  This rule became effective on July 21, 2008.

Revenue

We generate revenue primarily in the form of interest and dividend income from the securities we hold and capital gains, if any, on investment securities that we may acquire in portfolio companies.  Our debt investments, whether in the form of mezzanine or senior secured loans, generally have a stated term of five to ten years and bear interest at a fixed rate or a floating rate usually determined on the basis of a benchmark: LIBOR, EURIBOR, GBP LIBOR, or the prime rate.  Interest on debt securities is generally payable quarterly or semiannually and while U.S. subordinated debt and corporate notes typically accrue interest at fixed rates, some of our investments may include zero coupon and/or step-up bonds that accrue income on a constant yield to call or maturity basis.  In addition, some of our investments provide for payment-in-kind ("PIK") interest or dividends.  Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity or upon being called by the issuer.  We may also generate revenue in the form of commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc.

Expenses

All investment professionals of the investment adviser and their staff, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of that personnel which is allocable to those services are provided and paid for by AIM.  We bear all other costs and expenses of our operations and transactions, including those relating to:

•	investment advisory and management fees;

•
expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

•	calculation of our net asset value (including the cost and expenses of any independent valuation firm);

•	direct costs and expenses of administration, including independent registered public accounting and legal costs;

•	costs of preparing and filing reports or other documents with the SEC;

•	interest payable on debt, if any, incurred to finance our investments;

•	offerings of our common stock and other securities;

•	registration and listing fees;

•	fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

•	transfer agent and custodial fees;

•	taxes;

•	independent directors' fees and expenses;

•	marketing and distribution-related expenses;

•	the costs of any reports, proxy statements or other notices to stockholders, including printing and postage costs;

•	our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	organizational costs; and

•
all other expenses incurred by us or AIA in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to increase moderately in dollar terms.  During periods of asset growth, we generally expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines.  Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or reduce overall operating expenses based on portfolio performance, interest rate benchmarks, and offerings of our securities relative to comparative periods, among other factors.

Portfolio and Investment Activity

During the three months ended December 31, 2010, we invested $382 million across 8 new and 3 existing portfolio companies, through a mix of primary and opportunistic secondary market purchases.  This compares to investing $212 million in 2 existing portfolio companies for the three months ended December 31, 2009.  Investments sold or prepaid during the three months ended December 31, 2010 totaled $481 million versus $67 million for the three months ended December 31, 2009.

At December 31, 2010, our net portfolio consisted of 69 portfolio companies and was invested 29% in senior secured loans, 62% in subordinated debt, 1% in preferred equity and 8% in common equity and warrants measured at fair value versus 70 portfolio companies invested 28% in senior secured loans, 58% in subordinated debt, 3% in preferred equity and 11% in common equity and warrants at December 31, 2009.

The weighted average yields on our senior secured loan portfolio, subordinated debt portfolio and total debt portfolio as of December 31, 2010 at our current cost basis were 8.7%, 12.9%, and 11.4%, respectively.  At December 31, 2009, the yields were 8.2%, 13.4%, and 11.6%, respectively.

Since our initial public offering in April 2004 and through December 31, 2010, invested capital totaled $7.0 billion in 140 portfolio companies.  Over the same period, we also completed transactions with more than 85 different financial sponsors.

At December 31, 2010, 63% or $1.7 billion of our income-bearing investment portfolio is fixed rate and 37% or $1.0 billion is floating rate, measured at fair value.  On a cost basis, 63% or $1.8 billion of our income-bearing investment portfolio is fixed rate and 37% or $1.0 billion is floating rate.  At December 31, 2009, 63% or $1.6 billion of our income-bearing investment portfolio was fixed rate and 37% or $0.9 billion was floating rate.  On a cost basis, 64% or $1.9 billion of our income-bearing investment portfolio was fixed rate and 36% or $1.0 billion was floating rate.

Grand Prix Holdings, LLC

On April 13, 2010, InnKeepers USA Trust (“Innkeepers”), a subsidiary of Grand Prix Holdings, LLC, a portfolio company of the Company , disclosed that it had not made certain scheduled monthly interest payments on certain of its debt obligations, and had retained financial and legal advisors to assist it in an evaluation of financial alternatives, including a potential restructuring of its balance sheet.

On July 19, 2010, Innkeepers and certain of its affiliates, including Grand Prix Holdings, LLC, disclosed that they had filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the United States Bankruptcy Code. When Innkeepers and its affiliates filed for bankruptcy, they had announced an intention to pursue a certain pre-arranged plan of reorganization. However, Innkeepers is no longer pursuing that pre-arranged plan. Instead, Innkeepers has embarked upon a comprehensive plan process and is engaged in ongoing discussions with its key stakeholders regarding the terms of a successful reorganization.

On July 28, 2010, the Office of the United States Trustee appointed a five (5) member Official Committee of Unsecured Creditors pursuant to section 1102(a)(1) of the Bankruptcy Code. No trustee, examiner or other statutory committee has been appointed in the Innkeepers chapter 11 cases as of December 31, 2010 .

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially.  In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

Valuation of Portfolio Investments

Under procedures established by our board of directors, we value investments, including certain senior secured debt, subordinated debt, and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value).  We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service).  We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative.  If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value.  Accordingly, such investments go through our multi-step valuation process as described below.  In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.  Investments maturing in 60 days or less are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value.  Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors.  Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

(1)      our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;

(2)      preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;

(3)      independent valuation firms engaged by our board of directors conduct independent appraisals and review our investment adviser's preliminary valuations and make their own independent assessment;

(4)      the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and that of the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and

(5)      the board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).  The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).  The measurement is based on the value indicated by current market expectations about those future amounts.  In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors.  When readily available, broker quotations and/or quotations provided by pricing services are considered in the valuation process of independent valuation firms.  For the quarter ended December 31 , 2010, there has been no change to our valuation techniques and related inputs considered in the valuation process.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

On October 10, 2008, revised guidance was issued which provides examples of how to determine fair value in a market that is not active.  It did not change the fair value measurement principles set forth in ASC 820.  Furthermore, on April 9, 2009, the FASB issued additional revised guidance which provides information on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased.  It also includes guidance on identifying circumstances that indicate a transaction is not orderly.  According to this guidance in the above circumstances, more analysis and significant adjustments to transaction or quoted prices may be necessary to estimate fair value.  In addition, it requires disclosure of any changes in valuation techniques and related inputs resulting from the application.   The total effect of the change in valuation techniques and related inputs must also be disclosed by major asset category.  This revised guidance was effective for periods ending after June 15, 2009.  The adoption did not have a material effect on our financial position or results of operations.

Accounting Standards Update No. 2010-06, Improving Disclosure about Fair Value Measurements was released in January 2010 and is effective for periods beginning after December 15, 2009, except for separate disclosures for purchases, sales, issuances, and settlements, as applicable, in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This update improves financial statement disclosure around transfers in and out of level 1 and 2 fair value measurements, around valuation techniques and inputs and around other related disclosures.  Transfers between levels, if any, are recognized at the end of the reporting period.  See certain additional disclosures in note 6 to our financial statements.  During the quarter ended September 30, 2010, MEG Energy Corp. common stock was transferred from Level 3 to Level 1 due to its initial public offering.  There were no other transfers into or out of Level 1, Level 2 or Level 3 during the periods shown.

Revenue Recognition

We record interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis.  Some of our loans and other investments, including certain preferred equity investments may have contractual PIK interest or dividends.  PIK represents contractual interest or dividends accrued and is added to the cost of the investment on the respective capitalization dates and generally becomes due at maturity or upon being called by the issuer.  Loan origination fees, original issue discount, and market discounts are capitalized and we amortize such amounts into income.  Upon the prepayment of a loan, any unamortized loan origination fees are recorded as interest income.  We record prepayment premiums on loans and other investments as interest income when we receive such amounts.  Structuring fees are recorded as other income when earned.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties.  Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

RESULTS OF OPERATIONS

Results comparisons are for the three and nine months ended December 31, 2010 and December 31, 2009.

Investment Income

For the three and nine months ended December 31, 2010, gross investment income totaled $94.3 million and $264.1 million, respectively.  For the three and nine months ended December 31, 2009, gross investment income totaled $85.6 million and $252.6 million, respectively.  The increase in gross investment income for the three and nine months ended December 31, 2010, was primarily due to a higher average debt portfolio yield for the period as compared to the three and nine months ended December 31, 2009.

Expenses

Expenses totaled $44.2 million and $122.9 million, respectively, for the three and nine months ended December 31, 2010, of which $27.7 million and $80.1 million, respectively, were base management fees and performance-based incentive fees and $13.4 million and $34.1 million, respectively, were interest and other debt expenses.  Of these expenses, general and administrative expenses totaled $3.0 million and $8.8 million, respectively, for the three and nine months ended December 31, 2010. Expenses totaled $34.2 million and $100.5 million, respectively, for the three and nine months ended December 31, 2009, of which $26.4 million and $77.6 million, respectively, were base management fees and performance-based incentive fees and $5.0 million and $14.5 million, respectively, were interest and other debt expenses.  Of these expenses, general and administrative expenses totaled $2.8 million and $8.4 million, respectively, for the three and nine months ended December 31, 2009. Expenses consist of base investment advisory and management fees, insurance expenses, administrative services fees, legal fees, directors’ fees, audit and tax services expenses, and other general and administrative expenses.  The increase in expenses from the three and nine months periods ended December 2010 versus the three and nine months periods ended December 2009 was primarily related to the increase in interest and other debt expenses due to the December 2009 amendment to our revolving credit facility and our October issuance of senior secured notes.  For the three and nine months ended December 31, 2010, accrued excise tax expenses totaled $0.  For the three and nine months ended December 31, 2009, accrued excise tax expenses totaled $1.2 million.

Net Investment Income

Our net investment income totaled $50.1 million and $141.1 million, or $0.26, and $0.73, on a per average share basis, respectively, for the three and nine months ended December 31, 2010. For the three and nine months ended December 31, 2009, net investment income totaled $50.2 million and $150.9 million, or $0.30, and $0.99, on a per average share basis, respectively.

Net Realized Losses

We had investment sales and prepayments totaling $481 million and $722 million, respectively, for the three and nine months ended December 31, 2010. For the three and nine months ended December 31, 2009, investment sales and prepayments totaled $67 million and $167 million, respectively.  Net realized losses for the three and nine months ended December 31, 2010 were $64.9 million and $150.5 million, respectively.  For the three and nine months ended December 31, 2009, net realized losses totaled $152.0 million and $253.4 million, respectively.  Net realized losses for the three and nine months ended December 31, 2010 and the three and nine months ended December 31, 2009 were primarily derived from selective exits and restructurings of underperforming investments.

Net Unrealized Appreciation on Investments, Cash Equivalents and Foreign Currencies

For the three and nine months ended December 31, 2010, net change in unrealized appreciation on our investments, cash equivalents, foreign currencies and other assets and liabilities totaled $99.3 million and $77.7 million, respectively.  For the three and nine months ended December 31, 2009, net change in unrealized appreciation totaled $181.4 million and $375.6 million, respectively.  Net unrealized appreciation for the three and nine months ended December 31, 2010 was primarily due to net changes in specific portfolio company fundamentals and stronger capital market conditions.  For the three and nine months ended December 31, 2009, the increase in unrealized appreciation was also derived from net changes in specific portfolio company fundamentals and stronger capital market conditions.

Net Increase in Net Assets From Operations

For the three and nine months ended December 31, 2010, we had a net increase in net assets resulting from operations of $84.5 million and $68.4 million, respectively.  For the three and nine months ended December 31, 2009, we had a net increase in net assets resulting from operations of $79.5 million and $273.2 million, respectively.  The earnings per average share were $0.43 and $0.36, respectively for the three and nine months ended December 31, 2010.  For the three and nine months ended December 31, 2009, earnings per average share were $0.48 and $1.78, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are generated and generally available through periodic follow-on equity and debt offerings, our senior secured, multi-currency $1.58 billion revolving credit facility (see note 12 within the Notes to Financial Statements) (the “Facility”) , our senior secured notes, investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and prepayments of senior and subordinated loans and income earned from investments.  At December 31, 2010, we had $775 million in borrowings outstanding and $809 million of unused capacity on its Facility.  On May 3, 2010, we closed on its most recent follow-on public equity offering of 17.25 million shares of common stock at $12.40 per share raising approximately $204 million in net proceeds.  Additionally, on September 30, 2010, we entered into a note purchase agreement, providing for a private placement issuance of $225,000 in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.25% and a maturity date of October 4, 2015 (the “Senior Secured Notes”).  On October 4, 2010, the Senior Secured Notes were sold to certain institutional accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended. Interest on the Senior Secured Notes will be due semi-annually on April 4 and October 4, commencing on April 4, 2011. The proceeds from the issuance of the Senior Secured Notes were used to fund new portfolio investments, reduce other outstanding borrowings and/or commitments on the Facility and for general corporate purposes.  In the future, we may raise additional equity or debt capital, among other considerations.  The primary use of funds will be investments in portfolio companies, reductions in debt outstanding and other general corporate purposes.

As of January 19, 2011, we received an additional lender commitment with a maturity date of April 12, 2013 of $50,000 under the Facility.  As of January 19, 2011, aggregate lender commitments total $1,633,750.

On January 25, 2011, we closed a private offering of $200 million aggregate principal amount of senior unsecured convertible notes (the “Notes”).  The Notes were issued in a private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.  The Notes bear interest at an annual rate of 5.75%, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2011.  The Notes will mature on January 15, 2016. Prior to December 15, 2015, the Notes will be convertible only upon specified events and during specified periods and, thereafter, at any time.  The Notes will initially be convertible at a conversion rate of 72.7405 shares of our common stock per $1,000 principal amount of Notes, corresponding to an initial conversion price of approximately $13.75, which represents a premium of 17.5% to the $11.70 per share closing price of our common stock on The NASDAQ Global Select Market on January 19, 2011.  The conversion rate will be subject to adjustment upon certain events.  The net proceeds from the offering of Notes will be used to fund new portfolio investments, reduce outstanding borrowings on the Facility and for general corporate purposes.

Cash Equivalents

We deem certain U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities as cash equivalents. (See note 2(n) within the accompanying financial statements.)  At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act.  More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically closes out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end.  We may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our revolving credit facility, as we deem appropriate.   The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined.   There were $200 million of cash equivalents held, at value, as of December 31, 2010.

	Payments due by Period as of December 31 , 2010 (dollars in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior Secured Revolving Credit Facility (1)	$775	$186	$589	$—	$—
Senior Secured Notes	$225	$—	$—	$225	$—
______________________

(1)	At December 31 , 2010, $ 809 million remained unused under our senior secured revolving credit facility.

Information about our senior securities is shown in the following table as of each year ended March 31 since we commenced operations, unless otherwise noted.  The "—" indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

Class and Year	Total Amount Outstanding (dollars in thousands) (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Average Market Value Per Unit (4)
Revolving Credit Facility
Fiscal 2011 (through December 31 , 2010)	$774,894	$2,246	$—	N/A
Fiscal 2010	1,060,616	2,671	—	N/A
Fiscal 2009	1,057,601	2,320	—	N/A
Fiscal 2008	1,639,122	2,158	—	N/A
Fiscal 2007	492,312	4,757	—	N/A
Fiscal 2006	323,852	4,798	—	N/A
Fiscal 2005	—	—	—	N/A

Class and Year	Total Amount Outstanding (dollars in thousands) (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Average Market Value Per Unit (4)

Senior Notes
Fiscal 2011 (through December 31, 2010)	$225,000	$652	—	N/A
Fiscal 2010	—	—	—	N/A
Fiscal 2009	—	—	—	N/A
Fiscal 2008	—	—	—	N/A
Fiscal 2007	—	—	—	N/A
Fiscal 2006	—	—	—	N/A
Fiscal 2005	—	—	—	N/A

______________________
(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness.  This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.  In order to determine the specific Asset Coverage Per Unit for the Revolving Credit Facility and the Senior Notes, the total Asset Coverage Per Unit was divided based on the amount outstanding at the end of the period for each.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable, as senior securities are not registered for public trading.

Contractual Obligations

We have entered into two contracts under which we have future commitments: the investment advisory and management agreement, pursuant to which AIM has agreed to serve as our investment adviser, and the administration agreement, pursuant to which AIA has agreed to furnish us with the facilities and administrative services necessary to conduct our day-to-day operations and provide on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.  Payments under the investment advisory and management agreement are equal to (1) a percentage of the value of our average gross assets and (2) a two-part incentive fee.  Payments under the administration agreement are equal to an amount based upon our allocable portion of AIA's overhead in performing its obligations under the administration agreement, including rent, technology systems, insurance and our allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs.  Either party may terminate each of the investment advisory and management agreement and administration agreement without penalty upon not more than 60 days' written notice to the other.  Please see note 3 within our financial statements for more information.

Off-Balance Sheet Arrangements

We have the ability to issue standby letters of credit through its revolving credit facility.  As of December 31, 2010 and December 31, 2009, we had issued through JPMorgan Chase Bank, N.A. standby letters of credit totaling $0 and $4.208 million, respectively.

AIC Credit Opportunity Fund LLC

We own all of the common member interests in AIC Credit Opportunity Fund, LLC (“AIC Holdco”).  AIC Holdco was formed for the purpose of holding various financed investments.  AIC Holdco wholly owns the special purpose entity AIC (FDC) Holdings LLC (“Apollo FDC”).  Effective in June 2008, we invested $39.50 million in Apollo FDC.  Apollo FDC purchased a Junior Profit-Participating Note due 2013 in principal amount of $39.50 million (the “Junior Note”) from Apollo I Trust (the “Trust”). The Trust also issued a Senior Floating Rate Note due 2013 (the “Senior Note”) to an unaffiliated third party (“FDC Counterparty”) in principal amount of $39.50 million paying interest at Libor plus 1.50%, increasing over time to Libor plus 2.0%.  The Trust used the aggregate $79 million proceeds to acquire $100 million face value of a senior subordinated loan of First Data Corporation (the “FDC Reference Obligation”) due 2016 and paying interest at 11.25% per year. Under its Junior Note, Apollo FDC is generally entitled to the net interest and other proceeds due under the FDC Reference Obligation after payment of interest due under the Senior Notes, as described above. In addition, Apollo FDC is entitled to 100% of any realized appreciation in the FDC Reference Obligation and, since the Senior Note is a non-recourse obligation, Apollo FDC is exposed up to the amount of its investment in the Junior Note plus any additional margin we decide to post, if any, during the term of the financing.

AIC (TXU) Holdings LLC (“Apollo TXU”) is a special purpose entity wholly owned by AIC Holdco.   Through AIC Holdco, effective in June 2008, we invested $11.37 million in Apollo TXU, which acquired exposure to $50 million notional amount of a Libor plus 3.5% senior secured delayed draw term loan of Texas Competitive Electric Holdings (“TXU”) due 2014 through a non-recourse total return swap with an unaffiliated third party expiring on October 10, 2013.  Pursuant to such delayed draw term loan , Apollo TXU pays interest at Libor plus 1.5% and generally receives all proceeds due under the delayed draw term loan of TXU (the “TXU Reference Obligation”). Like Apollo FDC, Apollo TXU is entitled to 100% of any realized appreciation in the TXU Reference Obligation and, since the total return swap is a non-recourse obligation, Apollo TXU is exposed up to the amount of its investment in the total return swap, plus any additional margin we decide to post, if any, during the term of the financing.

AIC (Boots) Holdings, LLC (“Apollo Boots”) is a special purpose entity wholly owned by AIC Holdco .  Through AIC Holdco, effective in September 2008, we invested $10.02 million, in Apollo Boots.   Apollo Boots acquired €23.38 million and £12.46 million principal amount of senior term loans of AB Acquisitions Topco 2 Limited, a holding company for the Alliance Boots group of companies (the “Boots Reference Obligations”), out of the proceeds of our investment and a multicurrency $40.87 million equivalent non-recourse loan to Apollo Boots (the “Acquisition Loan”) by an unaffiliated third party that matures in September 2013 and pays interest at LIBOR plus 1.25% or, in certain cases, the higher of the Federal Funds Rate plus 0.50% or the lender’s prime-rate. The Boots Reference Obligations pay interest at the rate of LIBOR plus 3% per year and mature in June 2015.

We do not consolidate AIC Holdco or its wholly owned subsidiaries and accordingly only the value of our investment in AIC Holdco is included on our statement of assets and liabilities.  The Senior Note, total return swap and Acquisition Loan are non-recourse to AIC Holdco, its subsidiaries and us and have standard events of default including failure to pay contractual amounts when due and failure by each of the underlying Apollo special purpose entities to provide additional credit support, sell assets or prepay a portion of its obligations if the value of the FDC Reference Obligation, the TXU Reference Obligation or the Boots Reference Obligation, as applicable, declines below specified levels.  We may unwind any of these transactions at any time without penalty.  From time to time we may provide additional capital to AIC Holdco for purposes of funding margin calls under one or more of the transactions described above among other reasons.  During the fiscal year ended March 31, 2009, we provided $18.480 million in additional capital to AIC Holdco.  During the fiscal year ended March 31, 2010, $9.336 million of net capital was returned to us from AIC Holdco.  During the nine months ended December 31 , 2010, $1.7 million of net capital was provided to AIC Holdco.

Dividends

Dividends paid to stockholders for the three and nine months ended December 31 , 2010 totaled $ 54.3 million or $0.28 per share, and $ 163.3 million or $ 0.84 per share, respectively.  For the three and nine months ended December 31 , 2009, dividends totaled $ 49.2 million or $0.28 per share, and $ 132.0 million or $ 0.82 per share, respectively. Tax characteristics of all dividends will be reported to shareholders on Form 1099 after the end of the calendar year.  Our quarterly dividends, if any, will be determined by our Board of Directors.

We have elected to be taxed as a RIC under Subchapter M of the Code.  To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution.  In addition, although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment.

We maintain an "opt out" dividend reinvestment plan for our common stockholders.  As a result, if we declare a dividend, then stockholders' cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash dividends.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time.  In addition, due to the asset coverage test applicable to us as a business development company, we may in the future be limited in our ability to make distributions.  Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions.  If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a regulated investment company.  In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount.  Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a regulated investment company.

With respect to the dividends to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to financial market risks, including changes in interest rates.  During the three and nine months ended December 31 , 2010, many of the loans in our portfolio had floating interest rates.  These loans are usually based on floating LIBOR and typically have durations of one to six months after which they reset to current market interest rates.  As the percentage of our U.S. mezzanine and other subordinated loans increase as a percentage of our total investments, we expect that more of the loans in our portfolio will have fixed rates.   Assuming no changes to our balance sheet as of December 31, 2010, a hypothetical one percent increase or decrease in LIBOR would increase or decrease our earnings by approximately one cent per average share over the next twelve months .  However, we may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments.  During the three and nine months ended December 31 , 2010, we did not engage in interest rate hedging activities.

The following table is designed to illustrate the effect on return to a holder of our common stock of the leverage created by our use of borrowing and potential issuance of preferred stock, at the weighted average annual interest rate of _____% for the_________ months ended ______________, 20__ ,and assuming the same average dividend rate on any preferred stock that we might issue and hypothetical annual returns on our portfolio of minus 10 to plus 10 percent. As can be seen, leverage generally increases the return to stockholders when the portfolio return is positive and decreases the return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed return on portfolio (net of expenses)(1)	-10.0%	-5.0%	0%	5.0%	10.0%
Corresponding Return to Common Stockholders(2)	-%	-%	-%	%	%

(1)	The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance.

(2)
In order to compute the "Corresponding Return to Common Stockholders," the "Assumed Return on Portfolio" is multiplied by the total value of our assets at the beginning of the period to obtain an assumed return to us. From this amount, all interest expense accrued during the period is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of the beginning of the period to determine the "Corresponding Return to Common Stockholders."

UNDERWRITING

________________________ are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent registered public accounting firm. The underwriters are committed to purchase all shares included in this offering, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $_____ per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to ________ additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

We, our officers and directors, AIM, AIA and certain of the partners and officers of AIM (or any entities through which such partners and officers may invest in our shares) have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. _____________ in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 90-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 90-day lock-up period, then in each case the initial 90-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

The common stock is quoted on the Nasdaq Global Select Market under the symbol "AINV".

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of shares of our common stock to the public in that Member State except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

•	at any time to legal entities which are authorized or registered to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

The following table shows the sales load (underwriting discounts and commissions) that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Apollo Investment
	No exercise	Full exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $________. In addition, the underwriters have agreed to pay certain of our expenses associated with this offering.

As described under "Use of Proceeds," we intend to use a part of the net proceeds from this offering to repay a portion of the borrowings outstanding under our senior credit facility. Affiliates of each of ___________ and certain of the other underwriters are lenders under such credit facility and therefore will receive a portion of the net proceeds from this offering through the repayment of those borrowings. Accordingly, this offering is being made pursuant to NASD Rule 2710(h).

The underwriters have performed investment banking and advisory services for us, AIM, and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us, AIM, and our affiliates in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on any such underwriter's website is not part of this prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We, AIM and AIA have agreed to indemnify the underwriters against, or reimburse losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This offering is being conducted in accordance with Rule 2710 of the NASD Rules of Conduct.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for Apollo Investment by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY, and Venable LLP, Baltimore, MD. Certain legal matters will be passed upon for the underwriters by ______________________.  _____________ may rely as to certain matters of Maryland law upon the opinion of Venable LLP.

EXPERTS

The financial statements as of March 31, 2010 and March 31, 2009 and for each of the three years in the period ended March 31, 2010, have been included in the base prospectus in reliance upon the report of                                                , an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share amounts)

	December 31, 2010 (unaudited)	March 31, 2010
Assets
Non-controlled/non-affiliated investments, at value (cost—$2,835,142 and $2,782,880, respectively)	$2,786,409	$2,677,893
Non-controlled/affiliated investments, at value (cost—$22,433 and $102,135, respectively)	35,014	83,136
Controlled investments, at value (cost—$376,052 and $357,590, respectively)	94,349	92,551
Cash equivalents, at value (cost—$199,972 and $449,852, respectively)	199,972	449,828
Cash	10,756	7,040
Foreign currency (cost—$873 and $30,705, respectively)	883	30,717
Receivable for investments sold	—	49,643
Interest receivable	41,493	43,139
Dividends receivable	11	5,700
Miscellaneous income receivable	—	788
Receivable from investment adviser	—	611
Prepaid expenses and other assets	21,118	24,070
Total assets	$3,190,005	$3,465,116
Liabilities
Debt (see note 7 & 12)	$999,894	$1,060,616
Payable for investments and cash equivalents purchased	200,213	549,009
Dividends payable	54,613	49,340
Management and performance-based incentive fees payable (see note 3)	27,734	26,363
Interest payable	6,364	2,132
Accrued administrative expenses	1,390	1,722
Other liabilities and accrued expenses	1,548	3,128
Total liabilities	$1,291,756	$1,692,310
Net Assets
Common stock, par value $.001 per share, 400,000 and 400,000 common shares authorized, respectively, and 195,045 and 176,214 issued and outstanding, respectively	$195	$176
Paid-in capital in excess of par (see note 2f)	2,866,089	2,645,687
Undistributed net investment income (see note 2f)	82,675	104,878
Accumulated net realized loss (see note 2f)	(733,720)	(583,270)
Net unrealized depreciation	(316,990)	(394,665)
Total net assets	$1,898,249	$1,772,806
Total liabilities and net assets	$3,190,005	$3,465,116
Net Asset Value Per Share	$9.73	$10.06

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF OPERATIONS (unaudited)
(in thousands, except per share amounts)

	Three months ended		Nine months ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
INVESTMENT INCOME:
From non-controlled/non-affiliated investments:
Interest	$83,820	$73,954	$233,166	$221,126
Dividends	992	2,870	3,712	9,690
Other income	6,650	5,864	11,958	7,615
From non-controlled/affiliated investments:
Interest	2,746	—	9,088	—
From controlled investments:
Dividends	—	2,929	6,031	14,150
Other income	110	—	110	—
Total Investment Income	94,318	85,617	264,065	252,581
EXPENSES:
Management fees (see note 3)	$15,203	$13,903	$44,787	$39,839
Performance-based incentive fees (see note 3)	12,532	12,539	35,284	37,719
Interest and other debt expenses	13,433	4,976	34,079	14,453
Administrative services expense	1,540	1,260	4,348	3,767
Other general and administrative expenses	1,484	1,538	4,432	4,682
Total expenses	44,192	34,216	122,930	100,460
Net investment income before excise taxes	50,126	51,401	141,135	152,121
Excise tax expense	—	(1,243)	—	(1,243)
Net investment income	$50,126	$50,158	$141,135	$150,878
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, CASH EQUIVALENTS AND FOREIGN CURRENCIES:
Net realized loss:
Investments and cash equivalents	$(55,650)	$(147,822)	$(142,777)	$(249,221)
Foreign currencies	(9,289)	(4,218)	(7,673)	(4,151)
Net realized loss	(64,939)	(152,040)	(150,450)	(253,372)
Net change in unrealized gain (loss):
Investments and cash equivalents	89,088	177,792	71,140	399,013
Foreign currencies	10,229	3,613	6,535	(23,365)
Net change in unrealized gain (loss)	99,317	181,405	77,675	375,648
Net realized and unrealized gain (loss) from investments, cash equivalents and foreign currencies	34,378	29,365	(72,775)	122,276
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$84,504	$79,523	$68,360	$273,154
EARNINGS PER SHARE (see note 5)	$0.43	$0.48	$0.36	$1.78

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS
(in thousands, except shares)

	Nine months ended December 31, 2010 (unaudited)	Year ended March 31, 2010
Increase (Decrease) in net assets from operations:
Net investment income	$141,135	$199,410
Net realized loss	(150,450)	(473,027)
Net change in unrealized gain	77,675	536,907
Net increase in net assets resulting from operations	68,360	263,290

Dividends and distributions to stockholders:	(163,338)	(181,356)

Capital share transactions:
Net proceeds from shares sold	204,275	280,823
Less offering costs	(427)	(618)
Reinvestment of dividends	16,573	14,529
Net increase in net assets from capital share transactions	220,421	294,734

Total increase in net assets:	125,443	376,668
Net assets at beginning of period	1,772,806	1,396,138
Net assets at end of period	$1,898,249	$1,772,806
Capital share activity:
Shares sold	17,250,000	32,200,000
Shares issued from reinvestment of dividends	1,580,765	1,792,583
Net increase in capital share activity	18,830,765	33,992,583

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS (unaudited)
(in thousands)

	Nine months ended December 31,
	2010	2009
Cash Flows from Operating Activities:
Net Increase (Decrease) in Net Assets Resulting from Operations	$68,360	$273,154
Adjustments to reconcile net increase (decrease):
Purchase of investments (including capitalized PIK)…..	(835,713)	(405,556)
Proceeds from disposition of investments and cash equivalents	701,886	220,064
Decrease from foreign currency transactions	(7,630)	(4,095)
Decrease in interest and dividends receivable	7,335	8,924
Decrease in prepaid expenses and other assets	8,264	3,099
Increase in management and performance-based incentive fees payable	1,371	1,128
Increase (decrease) in interest payable	4,232	(170)
Increase (decrease) in accrued expenses and other liabilities	(1,912)	143
Increase (decrease) in payable for investments and cash equivalents purchased	(348,796)	548,349
Decrease (increase) in receivable for investments sold	49,643	(34,782)
Net change in unrealized depreciation (appreciation) on investments, cash equivalents, foreign currencies and other assets and liabilities	(77,675)	(375,648)
Net realized loss on investments and cash equivalents	150,450	253,372
Net Cash Provided (Used) by Operating Activities	$(280,185)	$487,982
Cash Flows from Financing Activities:

Net proceeds from the issuance of common stock	$204,275	$280,823
Offering costs from the issuance of common stock	(427)	(738)
Dividends paid in cash	(141,493)	(110,455)
Proceeds from debt	1,307,460	742,090
Payments on debt	(1,365,602)	(898,171)
Net Cash Provided by Financing Activities	$4,213	$13,549

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(275,972)	$501,531
Effect of exchange rates on cash balances	(2)	(12)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$487,585	$6,607

CASH AND CASH EQUIVALENTS, END OF PERIOD	$211,611	$508,126

Non-cash financing activities consist of the reinvestment of dividends totaling $ 16,573 and $ 9,338 , respectively (in thousands).

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited)
December 31, 2010
(in thousands)

INVESTMENTS IN NON-CONTROLLED/NON AFFILIATED PORTFOLIO COMPANIES - 146.8%	Industry	Par Amount*	Cost	Fair Value (1)
CORPORATE DEBT – 138.2%
BANK DEBT/SENIOR SECURED LOANS - 45.0% (2)
1st Lien Bank Debt/Senior Secured Loans – 5.0%
Allied Security Holdings LLC, 2/20/15	Business Services	$9,880	$9,834	$9,997
Altegrity, Inc., 2/21/15	Diversified Service	12,438	12,206	12,608
ATI Acquisition Company, 12/30/14	Education	13,340	12,894	13,767
Brickman Group Holdings, Inc., 10/14/16	Environmental & Facilities Services	15,000	14,854	15,216
Educate, Inc., 6/14/14	Education	9,923	9,923	9,849
Leslie's Poolmart, Inc., 11/21/16	Retail	6,000	5,941	6,045
Multiplan, Inc., 8/26/17	Business Services	4,846	4,753	4,898
NBTY, Inc., 10/1/17	Consumer Products	5,000	4,951	5,079
Playpower, Inc., 6/30/12	Leisure Equipment	15,890	14,179	13,705
Viking Acquisition, Inc., 11/05/16	Consumer Products	3,500	3,465	3,518
			-------------	-------------
Total 1st Lien Bank Debt/Senior Secured Loans			$93,000	$94,682
			-------------	-------------
2nd Lien Bank Debt/Senior Secured Loans – 40.0%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	£11,400	$20,137	$15,818
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	€3,961	5,546	4,796
Advantage Sales & Marketing, Inc., 6/18/18	Grocery	$50,000	49,252	50,195
Applied Systems, Inc., 6/08/17	Software	26,500	26,236	26,533
Asurion Corporation, 7/3/15	Insurance	115,026	114,142	111,216
Clean Earth, Inc., 13.00%, 8/1/14	Environmental & Facilities Services	25,000	25,000	25,125
Datatel, Inc., 12/9/16	Education	20,000	19,929	20,269
Dresser, Inc., 5/4/15	Industrial	27,938	27,691	27,920
Garden Fresh Restaurant Corp., 12/11/13	Retail	46,600	46,600	48,837
Infor Enterprise Solutions Holdings, Inc., Tranche B-1, 3/2/14 †	Business Services	5,000	5,000	3,600
Infor Enterprise Solutions Holdings, Inc., 3/2/14 †	Business Services	15,000	14,903	11,100
Infor Global Solutions European Finance S.á.R.L., 3/2/14	Business Services	€6,210	8,263	5,964
IPC Systems, Inc., 6/1/15	Telecommunications	$44,250	41,513	37,447
Kronos, Inc., 6/11/15	Electronics	60,000	60,000	58,800

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31, 2010
(in thousands)

2nd Lien Bank Debt/Senior Secured Loans – (continued)	Industry	Par Amount*	Cost	Fair Value (1)
Ozburn-Hessey Holding Company LLC, 10/8/16	Logistics	$38,000	$37,965	$37,905
Ranpak Corp., 12/27/14 (3) †	Packaging	43,550	38,278	42,679
Ranpak Corp., 12/27/14 (4) †	Packaging	€21,970	27,579	28,884
Sedgwick Holdings, Inc., 5/26/17	Business Services	$25,000	24,647	25,000
Sheridan Holdings, Inc., 6/15/15	Healthcare	67,847	67,054	65,269
TransFirst Holdings, Inc., 6/15/15	Financial Services	37,512	36,677	35,411
Vertafore, Inc., 10/29/17	Software	75,000	74,263	76,031
			-------------	-------------
Total 2nd Lien Bank Debt/Senior Secured Loans			$770,675	$758,799
			-------------	-------------
TOTAL BANK DEBT/SENIOR SECURED LOANS			$863,675	$853,481
			-------------	-------------
Subordinated Debt/Corporate Notes – 93.2%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), GBP L+650, 7/9/17	Retail	£42,022	$81,201	$57,238
Allied Security Holdings LLC, 13.75%, 8/21/15	Business Services	$20,000	19,694	20,100
Altegrity Inc., 0.00%, 8/2/16 ♦ †	Diversified Service	3,545	1,791	1,791
Altegrity Inc., 11.75%, 5/1/16 ♦ †	Diversified Service	14,639	10,218	15,591
Altegrity Inc., 12.00%, 11/1/15 ♦ †	Diversified Service	100,000	100,000	106,500
Altegrity Inc., 10.50%, 11/1/15 ♦ †	Diversified Service	13,475	12,048	14,216
American Tire Distributors, Inc., 11.50%, 6/1/18 ♦ †	Distribution	25,000	25,000	26,625
American Tire Distributors, Inc., 9.75%, 6/1/17 ♦ †	Distribution	10,000	9,884	10,650
Angelica Corporation, 15.00%, 2/4/14	Healthcare	60,000	60,000	64,500
ATI Acquisition Company, L+1100, 12/30/15	Education	38,500	37,818	39,078
Booz Allen Hamilton Inc., 13.00%, 7/31/16	Consulting Services	9,462	9,508	9,687
Catalina Marketing Corporation, 11.625%, 10/1/17 ♦ †	Grocery	42,175	42,047	46,814
Catalina Marketing Corporation, 10.50%, 10/1/15 ♦ †	Grocery	5,000	5,104	5,400
Ceridian Corp., 12.25%, 11/15/15 †	Diversified Service	55,950	55,780	57,489
Ceridian Corp., 11.25%, 11/15/15 †	Diversified Service	33,300	32,791	33,633
Checkout Holding Corp. (Catalina Marketing), 0.00%, 11/15/15	Grocery	40,000	24,021	25,200
Delta Educational Systems, Inc., 14.20%, 5/12/13	Education	19,693	19,376	20,245
Dura-Line Merger Sub, Inc., 14.00%, 9/22/14	Telecommunications	42,654	42,155	43,081
Exova Limited, 10.50%, 10/15/18	Market Research	£18,000	28,822	28,393
First Data Corporation, 12.625%, 1/15/21 †	Financial Services	$9,219	7,957	8,666
First Data Corporation, 9.875%, 9/24/15 †	Financial Services	2,061	1,834	1,973

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31, 2010
(in thousands)

Subordinated Debt/Corporate Notes – (continued)	Industry	Par Amount*	Cost	Fair Value (1)
First Data Corporation, 8.25%, 1/15/21 †	Financial Services	$9,219	$8,002	$8,804
FleetPride Corporation, 11.50%, 10/1/14 ♦ †	Transportation	47,500	47,500	46,550
Fox Acquisition Sub LLC, 13.375%, 7/15/16 ♦	Broadcasting & Entertainment	26,125	25,921	28,738
FPC Holdings, Inc. (FleetPride Corporation), 14.00%, 6/30/15 ♦ †	Transportation	37,846	38,359	38,602
General Nutrition Centers, Inc., 10.75%, 3/15/15 †	Retail	24,500	24,723	24,990
General Nutrition Centers, Inc., L+450, 3/15/14 †	Retail	12,275	12,256	12,214
Hub International Holdings, 10.25%, 6/15/15 ♦	Insurance	36,232	34,935	36,413
Intelsat Bermuda Ltd., 11.25%, 2/4/17	Broadcasting & Entertainment	90,000	92,028	98,438
Laureate Education, Inc., 11.75%, 8/15/17 ♦	Education	53,540	51,962	57,556
MW Industries, Inc., 14.50%, 5/1/14	Manufacturing	62,108	61,412	64,095
NCO Group Inc., 11.875%, 11/15/14	Consumer Finance	16,630	14,368	13,138
N.E.W. Holdings I, LLC, L+750, 3/23/17	Consumer Services	40,000	40,000	39,875
Nielsen Finance LLC, 0% / 12.50%, 8/1/16	Market Research	61,000	60,000	63,211
Playpower Holdings Inc., 15.50%, 12/31/12 ♦ ***	Leisure Equipment	112,831	112,831	59,236
Ranpak Holdings, Inc., 15.00%, 12/27/15	Packaging	75,542	75,542	76,109
Renal Advantage Holdings, Inc., 12.00%, 6/17/17	Healthcare	32,103	31,703	31,701
Sorenson Communications, Inc., 10.50%, 2/1/15 ♦	Consumer Services	32,500	31,975	19,988
SquareTwo Financial Corp. (Collect America, Ltd.), 11.625%, 4/1/17 ♦	Consumer Finance	53,000	52,146	52,470
The ServiceMaster Company, 10.75%, 7/15/15 ♦	Diversified Service	52,173	50,544	55,825
TL Acquisitions, Inc. (Thomson Learning), 13.25%, 7/15/15♦†	Education	72,500	72,278	76,125
TL Acquisitions, Inc. (Thomson Learning), 10.50%, 1/15/15♦†	Education	22,000	20,878	22,853
Univar Inc., 12.00%, 6/30/18	Distribution	78,750	78,750	78,750
US Foodservice, 10.25%, 6/30/15 ♦	Beverage, Food & Tobacco	81,543	67,261	82,766
U.S. Renal Care, Inc., 13.25%, 5/24/17	Healthcare	20,235	20,235	21,247
Varietal Distribution, 10.75%, 6/30/17	Distribution	€1,127	1,388	1,495
Varietal Distribution, 10.75%, 6/30/17	Distribution	$22,204	21,702	21,961
			-------------	-------------
Total Subordinated Debt/Corporate Notes			$1,775,748	$1,770,020
			-------------	-------------
TOTAL CORPORATE DEBT			$2,639,423	$2,623,501
			-------------	-------------

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31, 2010
(in thousands, except shares)

COLLATERALIZED LOAN OBLIGATIONS – 1.4%	Industry	Par Amount*	Cost	Fair Value (1)
Babson CLO Ltd., Series 2008-2A Class E, L+975, 7/15/18 ♦	Asset Management	$11,000	$10,142	$11,156
Babson CLO Ltd., Series 2008-1A Class E, L+550, 7/20/18 ♦	Asset Management	10,150	7,650	8,439
Westbrook CLO Ltd., Series 2006-1A, L+370, 12/20/20 ♦	Asset Management	11,000	6,831	7,899
			-------------	-------------
TOTAL COLLATERALIZED LOAN			$24,623	$27,494
OBLIGATIONS			-------------	-------------

PREFERRED EQUITY – 1.7%		Shares
AHC Mezzanine LLC (Advanstar) **	Media	-	$1,063	$355
CA Holding, Inc. (Collect America, Ltd.) Series A **	Consumer Finance	7,961	788	1,427
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 13.50%, 5/12/14	Education	12,360	21,544	22,203
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 12.50% (Convertible)	Education	332,500	5,886	5,886
Varietal Distribution Holdings, LLC, 8.00%	Distribution	3,097	4,089	1,938
			-------------	-------------
TOTAL PREFERRED EQUITY			$33,370	$31,809
			-------------	-------------
EQUITY – 5.5%
Common Equity/Interests – 5.1%
AB Capital Holdings LLC (Allied Security)	Business Services	2,000,000	$2,000	$2,550
Accelerate Parent Corp. (American Tire)	Distribution	312,500	3,125	4,090
A-D Conduit Holdings, LLC (Duraline) **	Telecommunications	2,778	2,778	5,082
Altegrity Holding Corp.	Diversified Service	353,399	13,797	14,351
CA Holding, Inc. (Collect America, Ltd.) Series A **	Consumer Finance	25,000	2,500	-
CA Holding, Inc. (Collect America, Ltd.) Series AA **	Consumer Finance	4,294	429	-
Clothesline Holdings, Inc. (Angelica) **	Healthcare	6,000	6,000	7,820
Explorer Coinvest LLC (Booz Allen) **	Consulting Services	430	4,300	8,299
FSC Holdings Inc. (Hanley Wood LLC) **	Media	10,000	10,000	-
Garden Fresh Restaurant Holding, LLC **	Retail	50,000	5,000	8,499
Gryphon Colleges Corporation (Delta Educational Systems, Inc.)**	Education	17,500	175	899
GS Prysmian Co-Invest L.P. (Prysmian Cables & Systems) (5,6)	Industrial	-	-	238

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31, 2010
(in thousands, except shares and warrants)

Common Equity/Interests – (continued)	Industry	Shares	Cost	Fair Value (1)
New Omaha Holdings Co-Invest LP (First Data) **	Financial Services	13,000,000	$65,000	$18,555
Penton Business Media Holdings, LLC	Media	124	4,950	4,950
Pro Mach Co-Investment, LLC **	Machinery	150,000	1,500	3,610
RC Coinvestment, LLC (Ranpak Corp.) **	Packaging	50,000	5,000	6,050
Sorenson Communications Holdings, LLC Class A	Consumer Services	454,828	45	1,700
Univar Inc.	Distribution	900,000	9,000	9,000
Varietal Distribution Holdings, LLC Class A **	Distribution	28,028	28	-
			-------------	-------------
Total Common Equity/Interests			$135,627	$95,693
			-------------	-------------
Warrants – 0.4%		Warrants
CA Holding, Inc. (Collect America, Ltd.), Common **	Consumer Finance	7,961	$8	$0
Fidji Luxco (BC) S.C.A., Common (FCI) (5) **	Electronics	48,769	491	4,751
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Common **	Education	9,820	98	505
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class A-1 Preferred **	Education	45,947	459	812
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class B-1 Preferred **	Education	104,314	1,043	1,844
			-------------	-------------
Total Warrants			$2,099	$7,912
			-------------	-------------
TOTAL EQUITY			$137,726	$103,605
			-------------	-------------
Total Investments in Non-Controlled/ Non-Affiliated Portfolio Companies			$2,835,142	$2,786,409
			-------------	-------------

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31, 2010
 (in thousands, except shares and warrants)

INVESTMENTS IN NON-CONTROLLED/AFFILIATED PORTFOLIO COMPANIES – 1.8 (7)	Industry	Par Amount*	Cost	Fair Value (1)
CORPORATE DEBT – 0.6%
Subordinated Debt/Corporate Notes – 0.6%
DSI Renal Inc., 17.00%, 4/7/14	Healthcare	$10,712	$10,712	$10,927
			-------------	-------------
TOTAL CORPORATE DEBT			$10,712	$10,927
			-------------	-------------
EQUITY – 1.2%
Common Equity/Interests – 0.9%		Shares
CDSI I Holding Company, Inc. (DSI Renal Inc.)	Healthcare	9,303	$9,300	$18,293
			-------------	-------------
Total Common Equity/Interests			$9,300	$18,293
			-------------	-------------

Warrants – 0.3%		Warrants
CDSI I Holding Company, Inc. Series A (DSI Renal Inc.)	Healthcare	2,031	$773	$1,845
CDSI I Holding Company, Inc. Series B (DSI Renal Inc.)	Healthcare	2,031	645	1,601
CDSI I Holding Company, Inc. (DSI Renal Inc.) §	Healthcare	6,093,750	1,003	2,348
			-------------	-------------
Total Warrants			$2,421	$5,794
			-------------	-------------
TOTAL EQUITY			$11,721	$24,087
			-------------	-------------
Total Investments in Non-Controlled/Affiliated Portfolio Companies			$22,433	$35,014
			-------------	-------------

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31 , 2010
 (in thousands, except shares )

INVESTMENTS IN CONTROLLED PORTFOLIO COMPANIES – 5.0% (8)	Industry	Shares	Cost	Fair Value (1)
Preferred Equity – 0.0%
Grand Prix Holdings, LLC Series A, 12.00% (Innkeepers USA)(9)***	Hotels, Motels, Inns & Gaming	$ 2,989,431	$102,012	$0
			-------------	-------------
EQUITY
Common Equity/Interests – 5.0%
AIC Credit Opportunity Fund LLC (10)	Asset Management	-	$71,740	$77,095
Generation Brands Holdings, Inc. (Quality Home Brands)	Consumer Products	750	-	19
Generation Brands Holdings, Inc. Series H (Quality Home Brands)	Consumer Products	7,500	2,298	193
Generation Brands Holdings, Inc. Series 2L (Quality Home Brands)	Consumer Products	36,700	11,242	946
Grand Prix Holdings, LLC (Innkeepers USA) (9) **	Hotels, Motels, Inns & Gaming	17,335,834	172,664	-
LVI Parent Corp. (LVI Services, Inc.)	Environmental & Facilities Services	14,981	16,096	16,096
			-------------	-------------
Total Common Equity/Interests			$274,040	$94,349
			-------------	-------------
TOTAL EQUITY			$274,040	$94,349
			-------------	-------------

Total Investments in Controlled Portfolio Companies			$376,052	$94,349
			-------------	-------------
Total Investments – 153.6% (11)			$3,233,627	$2,915,772

CASH EQUIVALENTS – 10.5%		Par Amount*
U.S. Treasury Bill, 0.11%, 2/17/11	Government	$200,000	$199,972	$199,972
			-------------	-------------
Total Investments and Cash Equivalents – 164.1%			$3,433,599	$3,115,744

Liabilities in Excess of Other Assets – (64.1%)				(1,217,495)
				-------------
Net Assets – 100.0%				$1,898,249
-------------

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)
December 31, 2010
(in thousands)

(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (see note 2).
(2)
Includes floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the LIBOR (London Inter-bank Offered Rate), EURIBOR (Euro Inter-bank Offered Rate), GBP LIBOR (London Inter-bank Offered Rate for British Pounds), or the prime rate. At December 31 , 2010, the range of interest rates on floating rate bank debt was 4.82 % to 11.75%.

(3)	Position is held across five US Dollar-denominated tranches with varying yields.
(4)	Position is held across three Euro-denominated tranches with varying yields.
(5)	Denominated in Euro (€).
(6)	The Company is the sole Limited Partner in GS Prysmian Co-Invest L.P.
(7)
Denotes investments in which we are an “Affiliated Person”, as defined in the 1940 Act, due to owning, controlling, or holding the power to vote, 5% or more of the outstanding voting securities of the investment. Transactions during the nine months ended December 31 , 2010 in these Affiliated investments are as follows:

Name of Issuer	Fair Value at March 31, 2010	Gross Additions	Gross Reductions	Interest/Dividend Income	Fair Value at December 31, 2010
Gray Wireline Service, Inc. 1st Out	$1,000	$—	$1,000	$58	$—
Gray Wireline Service, Inc. 2nd Out	59,251	485	78,820	7,714	—
DSI Renal, Inc., 17.00%	10,057	852	—	1,316	10,927
CDSI I Holding Company, Inc. Common Equity (DSI Renal)	10,206	—	—	—	18,293
Gray Energy Services, LLC Class H Common Equity	—	—	727	—	—
CDSI I Holding Company, Inc. Series A Warrant (DSI Renal)	854	—	—	—	1,845
CDSI I Holding Company, Inc. Series B Warrant (DSI Renal)	693	—	—	—	1,601
CDSI I Holding Company, Inc. Contingent Payment Agreement	1,075	—	—	—	2,348
Gray Holdco, Inc. Warrant	—	—	2,392	—	—
	$83,136	$1,337	$82,939	$9,088	$35,014
(8)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Transactions during the nine months ended December 31, 2010 in these Controlled investments are as follows:

Name of Issuer	Fair Value at March 31, 2010	Gross Additions	Gross Reductions	Interest/Dividend / Other Income	Fair Value at December 31 , 2010
Grand Prix Holdings, LLC Series A Preferred	$5,268	$—	$—	$—	$—
AIC Credit Opportunity Fund LLC Common Equity (10)	73,514	1,700	—	6,031	77,095
Generation Brands Holdings, Inc. Common Equity	230	—	—	—	19
Generation Brands Holdings, Inc. Series H Common Equity	2,297	—	—	—	193
Generation Brands Holdings, Inc. Series 2L Common Equity	11,242	—	—	—	946
Grand Prix Holdings, LLC Common Equity	—	—	—	—	—
LVI Parent Corp. Common Equity	—	16,096	—	110	16,096
	$92,551	$17,796	$—	$6,141	$94,349

The Company has a 99%, 100%, 27% and 34 % equity ownership interest in Grand Prix Holdings LLC, AIC Credit Opportunity Fund LLC, Generation Brands Holdings, Inc., and LVI Parent Corp ., respectively.

(9)	See note 14.

(10)	See note 6.
(11)
Aggregate gross unrealized appreciation for federal income tax purposes is $ 148,280 ; aggregate gross unrealized depreciation for federal income tax purposes is $ 436,787 . Net unrealized depreciation is $ 288,507 based on a tax cost of $ 3,404,251 .

♦
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

*	Denominated in USD unless otherwise noted.
**	Non-income producing security
***	Non-accrual status (see note 2m)
†
Denote debt securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

§	Position reflects a contingent payment agreement.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (unaudited) (continued)

Industry Classification	Percentage of Total Investments (at fair value) as of December 31 , 2010
Diversified Service	10.7%
Education	10.0%
Healthcare	7.7%
Retail	6.1%
Distribution	5.3%
Packaging	5.3%
Insurance	5.1%
Grocery	4.4%
Broadcasting & Entertainment	4.4%
Asset Management	3.6%
Software	3.5%
Market Research	3.1%
Telecommunications	2.9%
Transportation	2.9%
Business Services	2.9%
Beverage, Food & Tobacco	2.9%
Financial Services	2.5%
Leisure Equipment	2.5%
Consumer Finance	2.3%
Manufacturing	2.2%
Electronics	2.2%
Consumer Services	2.1%
Environmental & Facilities Services	1.9%
Logistics	1.3%
Industrial	1.0%
Consulting Services	0.6%
Consumer Products	0.3%
Media	0.2%
Machinery	0.1%
Hotels, Motels, Inns & Gaming	0.0%
Total Investments	100.0%

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2010
(in thousands)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
CORPORATE DEBT — 137.2%
BANK DEBT/SENIOR SECURED LOANS(2) — 44.2%
1st Lien Bank Debt/Senior Secured Loans — 1.2%
ATI Acquisition Company, 12/30/14	Education	$18,454	$17,743	$18,038
FoxCo Acquisition Sub LLC, 7/14/15	Broadcasting & Entertainment	3,905	3,493	3,788
Total 1st Lien Bank Debt/Senior Secured Loans			$21,236	$21,826
2nd Lien Bank Debt/Senior Secured Loans — 43.0%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	£11,400	$19,983	$15,321
AB Acquisitions UK Topco 2 Limited (Alliance Boots), 7/9/16 †	Retail	€3,961	5,499	4,749
American Safety Razor Company, LLC, 1/30/14	Consumer Products	$1,000	774	625
Asurion Corporation, 7/3/15	Insurance	148,300	147,019	147,605
BNY ConvergEx Group, LLC, 4/2/14	Business Services	83,229	80,722	83,229
C.H.I. Overhead Doors, Inc., 13.00%, 10/22/11	Building Products	15,000	15,012	15,000
Clean Earth, Inc., 13.00%, 8/1/14	Environmental	25,000	25,000	24,875
Datatel, Inc., 12/9/16	Education	20,000	19,923	20,350
Dresser, Inc., 5/4/15	Industrial	62,938	62,656	60,289
Educate, Inc., 6/14/14	Education	10,000	10,000	9,400
Garden Fresh Restaurant Corp., 12/22/11	Retail	33,600	32,880	33,600
Generics International, Inc., 4/30/15	Healthcare	20,000	19,931	20,000
Infor Enterprise Solutions Holdings, Inc., Tranche B-1, 3/2/14 †	Business Services	5,000	5,000	3,925
Infor Enterprise Solutions Holdings, Inc., 3/2/14 †	Business Services	15,000	14,883	12,581
Infor Global Solutions European Finance S.á.R.L., 3/2/14	Business Services	€6,210	8,263	6,722
IPC Systems, Inc., 6/1/15	Telecommunications	$44,250	41,165	37,613
Kronos, Inc., 6/11/15	Electronics	60,000	60,000	56,820
Ozburn-Hessey Holding Company LLC, 10/8/16	Logistics	35,000	35,000	35,000
Ranpak Corp., 12/27/14(3) †	Packaging	43,550	37,564	43,165

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
2nd Lien Bank Debt/Senior Secured Loans — (continued)
Ranpak Corp., 12/27/14(4) †	Packaging	€21,970	$27,074	$29,464
Sheridan Holdings, Inc., 6/15/15	Healthcare	$67,847	66,948	67,169
TransFirst Holdings, Inc., 6/15/15	Financial Services	36,632	35,687	33,519

Total 2nd Lien Bank Debt/Senior Secured Loans			$770,983	$761,021
TOTAL BANK DEBT/SENIOR SECURED LOANS			$792,219	$782,847
Subordinated Debt/Corporate Notes — 93.0%
AB Acquisitions UK Topco 2 Limited (Alliance Boots), GBP L+650, 7/9/17	Retail	£40,847	$79,172	$56,817
Advantage Sales & Marketing, Inc., 12.00%, 3/29/14	Grocery	$32,535	32,164	32,860
Allied Security Holdings LLC, 13.75%, 8/21/15	Business Services	20,000	19,661	20,500
Altegrity Inc., 11.75%, 5/1/16 ♦†	Diversified Service	14,639	9,716	13,644
Altegrity Inc., 10.50%, 11/1/15 ♦†	Diversified Service	13,475	11,852	12,693
Angelica Corporation, 15.00%, 2/4/14	Healthcare	60,000	60,000	64,260
ATI Acquisition Company, L+1100, 12/30/15	Education	38,500	37,750	38,115
BNY ConvergEx Group, LLC, 14.00%, 10/2/14	Business Services	42,730	35,913	44,140
Booz Allen Hamilton Inc., 13.00%, 7/31/16	Consulting Services	23,435	23,109	24,197
Catalina Marketing Corporation, 11.625%, 10/1/17 ♦†	Grocery	42,175	40,997	45,549
Catalina Marketing Corporation, 10.50%, 10/1/15 ♦†	Grocery	5,000	5,094	5,300
Ceridian Corp., 13.00%, 11/15/15 †	Diversified Service	53,250	53,250	52,185
Ceridian Corp., 11.25%, 11/15/15 †	Diversified Service	36,000	35,246	34,740
Cidron Healthcare C S.á.R.L. (Convatec) E+950, 8/1/17	Healthcare	€8,033	12,547	10,923
Delta Educational Systems, Inc., 14.20%, 5/12/13	Education	$19,517	19,120	19,713
Dura-Line Merger Sub, Inc., 14.00%, 9/22/14	Telecommunications	42,363	41,792	42,787
European Directories (DH5) B.V., 15.735%, 7/1/16 †***	Publishing	€3,452	4,475	—
European Directories (DH7) B.V., E+950, 7/1/15 †***	Publishing	17,454	21,846	5,810
First Data Corporation, 11.25%, 3/31/16 †	Financial Services	$40,000	33,801	33,500
First Data Corporation, 9.875%, 9/24/15 †	Financial Services	45,500	40,129	39,244
FleetPride Corporation, 11.50%, 10/1/14 ♦†	Transportation	47,500	47,500	46,075

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
Subordinated Debt/Corporate Notes — (continued)
FoxCo Acquisition Sub LLC, 13.375%, 7/15/16 ♦	Broadcasting & Entertainment	$25,250	$25,034	$25,250
FPC Holdings, Inc. (FleetPride Corporation), 14.00%, 6/30/15 ♦†	Transportation	37,846	37,429	35,575
General Nutrition Centers, Inc., L+450, 3/15/14 †	Retail	12,275	12,149	11,630
General Nutrition Centers, Inc., 10.75%, 3/15/15 †	Retail	24,500	24,906	25,113
Goodman Global Inc., 13.50%, 2/15/16	Manufacturing	25,000	25,518	28,000
Hub International Holdings, 10.25%, 6/15/15 ♦	Insurance	33,732	32,498	32,214
Intelsat Bermuda Ltd., 11.25%, 2/4/17	Broadcasting & Entertainment	75,000	77,335	79,469
Laureate Education, Inc., 11.75%, 8/15/17 ♦	Education	53,540	51,133	56,217
LVI Services, Inc., 17.25%, 11/16/12	Environmental	51,061	51,061	15,000
MW Industries, Inc., 14.50%, 5/1/14	Manufacturing	61,186	60,375	62,471
NCO Group Inc., 11.875%, 11/15/14	Consumer Finance	22,630	18,974	21,758
N.E.W. Holdings I, LLC, L+750, 3/23/17	Consumer Services	40,000	40,000	39,600
Nielsen Finance LLC, 0% / 12.50%, 8/1/16	Market Research	61,000	54,275	58,255
Pacific Crane Maintenance Company, L.P., 15.00%, 2/15/14 ***	Machinery	50,172	36,825	1,505
PBM Holdings, Inc., 13.50%, 9/29/13	Beverage, Food & Tobacco	17,723	17,723	18,210
Playpower Holdings Inc., 15.50%, 12/31/12 ♦	Leisure Equipment	97,184	97,184	82,325
Ranpak Holdings, Inc., 15.00%, 12/27/15	Packaging	67,643	67,643	68,557
RSA Holdings Corp. of Delaware (American Safety Razor), 13.50%, 1/30/15 ***	Consumer Products	57,351	55,479	6,882
Sorenson Communications, Inc., 10.50%, 2/1/15 ♦	Consumer Services	32,500	31,901	31,444
SquareTwo Financial Corp. (Collect America, Ltd.), 11.625%, 4/1/17 ♦	Consumer Finance	55,000	54,046	54,046
The ServiceMaster Company, 10.75%, 7/15/15 ♦	Diversified Service	52,173	49,286	55,580
TL Acquisitions, Inc. (Cengage Learning), 13.25%, 7/15/15 ♦†	Education	72,500	72,253	70,748
TL Acquisitions, Inc. (Cengage Learning), 10.50%, 1/15/15 ♦†	Education	22,000	20,681	21,065
US Foodservice, 10.25%, 6/30/15 ♦	Beverage, Food & Tobacco	81,543	62,034	84,498
Varietal Distribution, 10.75%, 6/30/17	Distribution	22,204	21,664	20,983
Total Subordinated Debt/Corporate Notes			$1,762,540	$1,649,447
TOTAL CORPORATE DEBT			$2,554,759	$2,432,294

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands, except shares)

INVESTMENTS IN NON-CONTROLLED/NON-AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Par Amount*	Cost	Fair Value(1)
COLLATERALIZED LOAN OBLIGATIONS — 1.5%
Babson CLO Ltd., Series 2008-2A Class E, L+975, 7/15/18 ♦	Asset Management	$11,000	$10,097	$10,690
Babson CLO Ltd., Series 2008-1A Class E, L+550, 7/20/18 ♦	Asset Management	10,366	7,676	8,420
Westbrook CLO Ltd., Series 2006-1A, L+370, 12/20/20 ♦	Asset Management	11,000	6,684	6,756
TOTAL COLLATERALIZED LOAN OBLIGATIONS			$24,457	$25,866

		Shares
PREFERRED EQUITY — 1.6%
AHC Mezzanine LLC (Advanstar) **	Media	1	$1,063	$298
CA Holding, Inc. (Collect America, Ltd.) Series A	Consumer Finance	7,961	788	1,592
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 13.50%, 5/12/14	Education	12,360	19,286	19,443
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), 12.50% (Convertible)	Education	332,500	5,364	5,360
Varietal Distribution Holdings, LLC, 8.00%	Distribution	3,097	3,852	1,907
TOTAL PREFERRED EQUITY			$30,353	$28,600
EQUITY — 10.8%
Common Equity/Interests — 10.4%
AB Capital Holdings LLC (Allied Security) **	Business Services	2,000,000	$2,000	$2,628
A-D Conduit Holdings, LLC (Duraline) **	Telecommunications	2,778	2,778	4,381
CA Holding, Inc. (Collect America, Ltd.) Series A **	Consumer Finance	25,000	2,500	1,771
CA Holding, Inc. (Collect America, Ltd.) Series AA **	Consumer Finance	4,294	429	859
Clothesline Holdings, Inc. (Angelica) **	Healthcare	6,000	6,000	8,901
Explorer Coinvest LLC (Booz Allen)	Consulting Services	430	4,300	8,849
FSC Holdings Inc. (Hanley Wood LLC) **	Media	10,000	10,000	167
Garden Fresh Restaurant Holding, LLC **	Retail	50,000	5,000	11,455
Gryphon Colleges Corporation (Delta Educational Systems, Inc.) **	Education	17,500	175	4,014
GS Prysmian Co-Invest L.P. (Prysmian Cables & Systems)(5,6)	Industrial	1	—	385
LVI Acquisition Corp. (LVI Services, Inc.) **	Environmental	6,250	2,500	—
MEG Energy Corp.(7)	Oil & Gas	2,176,722	55,006	88,202

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands, except shares and warrants)

INVESTMENTS IN NON-CONTROLLED/NON- AFFILIATED PORTFOLIO COMPANIES — 151.1%	Industry	Shares	Cost	Fair Value(1)
Common Equity/Interests — (continued)
New Omaha Holdings Co-Invest LP (First Data) **	Financial Services	13,000,000	$65,000	$31,590
PCMC Holdings, LLC (Pacific Crane) **	Machinery	50,000	4,000	—
Penton Business Media Holdings, LLC	Media	124	4,950	4,950
Pro Mach Co-Investment, LLC **	Machinery	150,000	1,500	4,200
RC Coinvestment, LLC (Ranpak Corp.) **	Packaging	50,000	5,000	5,088
Sorenson Communications Holdings, LLC Class A	Consumer Services	454,828	45	6,080
Varietal Distribution Holdings, LLC Class A **	Distribution	28,028	28	—
Total Common Equity/Interests			$171,211	$183,520

		Warrants
Warrants — 0.4%
CA Holding, Inc. (Collect America, Ltd.), Common	Consumer Finance	7,961	$8	—
Fidji Luxco (BC) S.C.A., Common (FCI)(5) **	Electronics	48,769	491	$2,939
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Common **	Education	9,820	98	2,252
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class A-1 Preferred **	Education	45,947	460	741
Gryphon Colleges Corporation (Delta Educational Systems, Inc.), Class B-1 Preferred **	Education	104,314	1,043	1,681
Total Warrants			$2,100	$7,613
TOTAL EQUITY			$173,311	$191,133
Total Investments in Non-Controlled/ Non-Affiliated Portfolio Companies			$2,782,880	$2,677,893

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands, except shares and warrants)

INVESTMENTS IN NON-CONTROLLED/AFFILIATED PORTFOLIO COMPANIES — 4.7%(8)	Industry	Par Amount*	Cost	Fair Value(1)
CORPORATE DEBT — 4.0%
BANK DEBT/SENIOR SECURED LOANS (2) — 3.4%
1st Lien Bank Debt/Senior Secured Loans — 0.1%
Gray Wireline Service, Inc., 10/22/12	Oil & Gas	$1,000	$1,000	$1,000
2nd Lien Bank Debt/Senior Secured Loans — 3.3%
Gray Wireline Service, Inc., 14.00%, 10/22/12	Oil & Gas	$77,554	$77,554	$59,251
TOTAL BANK DEBT/SENIOR SECURED LOANS			$78,554	$60,251
Subordinated Debt/Corporate Notes — 0.6%
DSI Renal Inc., 17.00%, 4/7/14	Healthcare	$9,860	$9,860	$10,057
TOTAL CORPORATE DEBT			$88,414	$70,308
		Shares
EQUITY — 0.7%
Common Equity/Interests — 0.6%
CDSI I Holding Company, Inc. (DSI Renal Inc.)	Healthcare	9,303	$9,300	$10,206
Gray Energy Services, LLC Class H (Gray Wireline) **	Oil & Gas	1,081	2,000	—
Total Common Equity/Interests			$11,300	$10,206
		Warrants
Warrants — 0.1%
CDSI I Holding Company, Inc. Series A (DSI Renal Inc.)	Healthcare	2,031	$773	$854
CDSI I Holding Company, Inc. Series B (DSI Renal Inc.)	Healthcare	2,031	645	693
CDSI I Holding Company, Inc. (DSI Renal Inc.) §	Healthcare	6,093,750	1,003	1,075
Gray Holdco, Inc. (Gray Wireline)	Oil & Gas	3,559	—	—
Total Warrants			$2,421	$2,622
TOTAL EQUITY			$13,721	$12,828
Total Investments in Non-Controlled/Affiliated Portfolio Companies			$102,135	$83,136

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands, except shares)

INVESTMENTS IN CONTROLLED PORTFOLIO COMPANIES — 5.2%(9)	Industry	Shares	Cost	Fair Value(1)
Preferred Equity — 0.3%
Grand Prix Holdings, LLC Series A, 12.00% (Innkeepers USA) ***	Hotels, Motels, Inns & Gaming	2,989,431	$101,346	$5,268
EQUITY
Common Equity/Interests — 4.9%
AIC Credit Opportunity Fund LLC (10)	Asset Management		$70,041	$73,514
Generation Brands Holdings, Inc. (Quality Home Brands)	Consumer Products	750	—	230
Generation Brands Holdings, Inc. Series H (Quality Home Brands)	Consumer Products	7,500	2,297	2,297
Generation Brands Holdings, Inc. Series 2L (Quality Home Brands)	Consumer Products	36,700	11,242	11,242
Grand Prix Holdings, LLC (Innkeepers USA) **	Hotels, Motels, Inns & Gaming	17,335,834	172,664	—
Total Common Equity/Interests			$256,244	$87,283
TOTAL EQUITY			$256,244	$87,283
Total Investments in Controlled Portfolio Companies			$357,590	$92,551
Total Investments — 161.0%(11)			$3,242,605	$2,853,580

		Par Amount*
CASH EQUIVALENTS — 25.3%
U.S. Treasury Bill, 0.13%, 7/1/10	Government	$450,000	$449,852	$449,828
Total Investments and Cash Equivalents — 186.3%			$3,692,457	$3,303,408
Liabilities in Excess of Other Assets — (86.3%)				(1,530,602)
Net Assets — 100.0%				$1,772,806

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)
March 31, 2010
(in thousands)

(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (see note 2).
(2)
Includes floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the LIBOR (London Inter-bank Offered Rate), EURIBOR (Euro Inter-bank Offered Rate), GBP LIBOR (London Inter-bank Offered Rate for British Pounds), or the prime rate. At March 31, 2010, the range of interest rates on floating rate bank debt was 4.59% to 10.50%.

(3)	Position is held across five US Dollar-denominated tranches with varying yields.
(4)	Position is held across three Euro-denominated tranches with varying yields.
(5)	Denominated in Euro (€).
(6)	The Company is the sole Limited Partner in GS Prysmian Co-Invest L.P.
(7)	Denominated in Canadian dollars.
(8)
Denotes investments in which we are an “Affiliated Person”, as defined in the 1940 Act, due to owning, controlling, or holding the power to vote, 5% or more of the outstanding voting securities of the investment. Transactions during the fiscal year ended March 31, 2010 in these Affiliated investments are as follows:

Name of Issuer	Fair Value at March 31, 2009	Gross Additions	Gross Reductions	Interest/Dividend Income	Fair Value at March 31, 2010
Gray Wireline Service, Inc. 1st Out	$—	$1,000	$—	$5	$1,000
Gray Wireline Service, Inc. 2nd Out	—	77,554	—	633	59,251
DSI Renal, Inc., 17.00%	—	9,860	—	364	10,057
CDSI I Holding Company, Inc. Common Equity	—	9,300	—	—	10,206
Gray Energy Services, LLC Class H Common Equity	3,590	—	—	—	—
CDSI I Holding Company, Inc. Series A Warrant	—	773	—	—	854
CDSI I Holding Company, Inc. Series B Warrant	—	645	—	—	693
CDSI I Holding Company, Inc. Contingent Payment Agreement	—	1,003	—	—	1,075
Gray Holdco, Inc. Warrant	—	—	—	—	—
	$3,590	$100,135	$—	$1,002	$83,136
(9)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Transactions during the fiscal year ended March 31, 2010 in these Controlled investments are as follows:

Name of Issuer	Fair Value at March 31, 2009	Gross Additions	Gross Reductions	Interest/Dividend Income	Fair Value at March 31, 2010
Grand Prix Holdings, LLC Series A Preferred	$76,557	$11,272	$—	$9,351	$5,268
AIC Credit Opportunity Fund LLC Common Equity (10)	57,294	11,854	21,190	11,309	73,514
Generation Brands Holdings, Inc. Common Equity	—	—	—	—	230
Generation Brands Holdings, Inc. Series H Common Equity	—	2,297	—	—	2,297
Generation Brands Holdings, Inc. Series 2L Common Equity	—	11,242	—	—	11,242
Grand Prix Holdings, LLC Common Equity	7,570	—	—	—	—
	$141,421	$36,665	$21,190	$20,660	$92,551

The Company has a 99%, 100%, and 27% equity ownership interest in Grand Prix Holdings LLC, AIC Credit Opportunity Fund LLC, and Generation Brands Holdings, Inc., respectively.

(10)	See note 6.
(11)
Aggregate gross unrealized appreciation for federal income tax purposes is $164,234; aggregate gross unrealized depreciation for federal income tax purposes is $524,226. Net unrealized depreciation is $359,992 based on a tax cost of $3,663,400.

♦
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

*	Denominated in USD unless otherwise noted.
**	Non-income producing security

***	Non-accrual status (see note 2m)
†
Denote debt securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

§	Position reflects a contingent payment agreement.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (continued)

Industry Classification	Percentage of Total Investments (at fair value) as of March 31, 2010
Education	10.1%
Healthcare	6.8%
Insurance	6.3%
Business Services	6.1%
Diversified Service	5.9%
Retail	5.6%
Oil & Gas	5.2%
Packaging	5.1%
Financial Services	4.8%
Broadcasting & Entertainment	3.8%
Beverage, Food & Tobacco	3.6%
Asset Management	3.5%
Manufacturing	3.2%
Telecommunications	3.0%
Grocery	2.9%
Leisure Equipment	2.9%
Transportation	2.9%
Consumer Finance	2.8%
Consumer Services	2.7%
Industrial	2.1%
Electronics	2.1%
Market Research	2.0%
Environmental	1.4%
Logistics	1.2%
Consulting Services	1.2%
Distribution	0.8%
Consumer Products	0.7%
Building Products	0.5%
Publishing	0.2%
Machinery	0.2%
Media	0.2%
Hotels, Motels, Inns & Gaming	0.2%
Total Investments	100.0%

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited)
(in thousands except share and per share amounts)

Note 1. Organization

Apollo Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”), under the Internal Revenue Code of 1986, as amended (“the Code”) . Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in middle-market companies in the form of mezzanine and senior secured loans, each of which may include an equity component, and, to a lesser extent, by making equity investments in such companies.

Apollo Investment commenced operations on April 8, 2004 receiving net proceeds of $870,000 from its initial public offering selling 62 million shares of common stock at a price of $15.00 per share.

Note 2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

Interim financial statements are prepared in accordance with GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 6 or 10 of Regulation S-X, as appropriate.  In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of financial statements for the interim period, have been included.

The significant accounting policies consistently followed by Apollo Investment are:

(a) Security transactions are accounted for on the trade date;

(b) Under procedures established by our board of directors, we value investments, including certain senior secured debt, subordinated debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Investments maturing in 60 days or less are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

(1) our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;

(2) preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;

(3) independent valuation firms engaged by our board of directors conduct independent appraisals and review our investment adviser’s preliminary valuations and make their own independent assessment;

(4) the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and that of the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

(5) the board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered in the valuation process of independent valuation firms. For the quarter ended December 31 , 2010, there has been no change to the Company’s valuation techniques and related inputs considered in the valuation process.

Accounting Standards Codification (“ASC”) 820 classifies the inputs used to measure these fair values into the following hierarchy:
Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

On October 10, 2008, revised guidance was issued which provides examples of how to determine fair value in a market that is not active. It did not change the fair value measurement principles set forth in ASC 820. Furthermore, on April 9, 2009, the FASB issued additional revised guidance which provides information on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. According to this guidance in the above circumstances, more analysis and significant adjustments to transaction or quoted prices may be necessary to estimate fair value. In addition, it requires disclosure of any changes in valuation techniques and related inputs resulting from the application. The total effect of the change in valuation techniques and related inputs must also be disclosed by major asset category. This revised guidance was effective for periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s financial position or results of operations. Accounting Standards Update No. 2010-06, Improving Disclosure about Fair Value Measurements was released in January 2010 and is effective for periods beginning after December 15, 2009, except for separate disclosures for purchases, sales, issuances, and settlements, as applicable, in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years .  This update improves financial statement disclosure around transfers in and out of level 1 and 2 fair value measurements, around valuation techniques and inputs and around other related disclosures. Transfers between levels, if any, are recognized at the end of the reporting period. See certain additional disclosures in note 6.

(c) Gains or losses on investments are calculated by using the specific identification method.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

(d) The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK represents contractual interest or dividends accrued and is added to the cost of the investment on the respective capitalization dates and generally becomes due at maturity. Loan origination fees, original issue discount, and market discounts are capitalized and we amortize such amounts into income. Upon the prepayment of a loan, any unamortized loan origination fees are recorded as interest income. We record prepayment premiums on loans and other investments as interest income when we receive such amounts. Structuring fees are recorded as other income when earned.

(e) The Company intends to comply with the applicable provisions of the Code pertaining to regulated investment companies to make distributions of taxable income sufficient to relieve it of substantially all Federal income taxes. The Company, at its discretion, may carry forward taxable income in excess of calendar year distributions and pay a 4% excise tax on this income. The Company will accrue excise tax on estimated excess taxable income as required.

(f) Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified among the Company’s capital accounts. In addition, the character of income and gains to be distributed is determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America.

(g) Dividends and distributions to common stockholders are recorded as of the record date. The amount to be paid out as a dividend is determined by the board of directors each quarter. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.

(h) In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and ASC 810—Consolidation, the Company generally will not consolidate its interest in any company other than in investment company subsidiaries and controlled operating companies substantially all of whose business consists of providing services to the Company. Consequently, the Company generally will not consolidate special purpose entities through which the special purpose entity acquires and holds investments subject to financing with third parties. At December 31 , 2010, the Company did not have any such subsidiaries or controlled operating companies that were consolidated. See note 6. In addition and pursuant to ASC 860—Transfers and Servicing, the Company may in the future need to consolidate certain special purpose entities involving transfers of our portfolio investments.

(i) The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments. The Company’s investments in foreign securities may involve certain risks, including without limitation: foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

(j) The Company may enter into forward exchange contracts in order to hedge against foreign currency risk. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when contracts are settled.

(k) The Company records origination and other expenses related to its debt obligation as prepaid assets. These expenses are deferred and amortized using the straight-line method over the stated life of the obligation which, as applicable, closely approximates the effective yield method.

(l) The Company records expenses related to shelf filings and applicable equity offering costs as prepaid assets. These expenses are charged as a reduction of capital upon utilization, in accordance with the AICPA Audit and Accounting Guide for Investment Companies.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

(m) Loans and other investments, including certain preferred equity investments are generally placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued, uncapitalized interest or dividends is generally reversed when an investment is placed on non-accrual status. Interest or dividend payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual investments are restored to accrual status when past due principal and interest or dividends are paid and/or in management’s judgment, are likely to remain current. To the extent PIK interest or dividends are not expected to be realized, a reserve will be established as required by the AICPA Audit and Accounting Guide for Investment Companies.

(n) The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities would qualify as cash equivalents.

Note  3. Agreements

Apollo Investment has an Investment Advisory and Management Agreement with Apollo Investment Management, L.P. (the “Investment Adviser” or “AIM”), under which the Investment Adviser, subject to the overall supervision of Apollo Investment’s board of directors, will manage the day-to-day operations of, and provide investment advisory services to, Apollo Investment. For providing these services, the Investment Adviser receives a fee from Apollo Investment, consisting of two components—a base management fee and a performance-based incentive fee. The base management fee is determined by taking the average value of Apollo Investment’s gross assets at the end of the two most recently completed calendar quarters calculated at an annual rate of 2.00%. The incentive fee has two parts, as follows: one part is calculated and payable quarterly in arrears based on Apollo Investment’s pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies accrued during the calendar quarter, minus Apollo Investment’s operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include any realized capital gains computed net of all realized capital losses and unrealized capital depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of Apollo Investment’s net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% per quarter (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee. Apollo Investment pays the Investment Adviser an incentive fee with respect to Apollo Investment’s pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which Apollo Investment’s pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of Apollo Investment’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds 1.75% but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of Apollo Investment’s pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, the Investment Adviser will receive a fee of 20% of Apollo Investment’s pre-incentive fee net investment income for the quarter. The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory and Management Agreement, as of the termination date) and will equal 20% of Apollo Investment’s cumulative realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the Investment Adviser.

For the three and nine months ended December 31 , 2010, the Company accrued $ 15,203 and $ 44,787 , respectively, in base management fees and $ 12,532 and $ 35,284 , respectively, in performance-based incentive fees. For the three and nine months ended December 31 , 2009, the Company accrued $ 13,903 and $ 39,839 , respectively, in base management fees and $ 12,539 and $ 37,719, respectively, in performance-based incentive fees.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Apollo Investment has also entered into an Administration Agreement with Apollo Investment Administration, LLC (the “Administrator”) under which the Administrator provides administrative services for Apollo Investment. For providing these services, facilities and personnel, Apollo Investment reimburses the Administrator for Apollo Investment’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and Apollo Investment’s allocable portion of its chief financial officer and chief compliance officer and their respective staffs. The Administrator will also provide, on Apollo Investment’s behalf, managerial assistance to those portfolio companies to which Apollo Investment is required to provide such assistance.

For the three and nine months ended December 31 , 2010, the Company accrued expenses under the Administration Agreement of $ 1,540 and $ 4,348 , respectively. For the three and nine months ended December 31 , 2009, the Company accrued expenses under the Administration Agreement of $ 1,260 and $ 3,767 , respectively .

On December 21, 2009, Apollo Investment amended its Amended and Restated Senior Secured Revolving Credit Agreement dated March 31, 2006 (the “Facility”), among Apollo Investment, the lenders party thereto and JPMorgan Chase Bank, N.A. (“JPMorgan”), as administrative agent for the lenders. The amendment extended the maturity date of certain lenders’ commitments totaling $1,178,750 until April 12, 2013, with the pricing reset to 300 basis points over LIBOR. Non-extended lenders whose commitments will expire on April 13, 2011 totaled $380,000. Pricing with respect to the non-extended commitments remains at 100 basis points over LIBOR. The Facility permits Apollo Investment to seek additional commitments from new and existing lenders in the future, up to an aggregate Facility size not to exceed $2,000,000.  As of September 2010, Apollo Investment received an additional lender commitment with a maturity date of April 12, 2013 of $50,000 under the Facility.  The Facility is used to supplement Apollo’s equity capital to make additional portfolio investments and for general corporate purposes. From time to time, certain of the lenders provide customary commercial and investment banking services to Apollo Investment and its affiliates. JPMorgan also serves as custodian and fund accounting agent for Apollo Investment.

Note 4. Net Asset Value Per Share

At December 31 , 2010, the Company’s total net assets and net asset value per share were $ 1,898,249 and $ 9.73 , respectively. This compares to total net assets and net asset value per share at March 31, 2010 of $1,772,806 and $10.06, respectively.

Note 5. Earnings Per Share

The following information sets forth the computation of basic and diluted earnings per share for the three and nine months ended December 31 , 2010 and December 31 , 2009, respectively:

	Three months ended December 31 ,		Nine months ended December 31 ,
	2010	2009	2010	2009
Numerator for increase in net assets per share:	$84,504	$79,523	$68,360	$273,154
Denominator for basic and diluted weighted average shares:	195,044,683	166,343,539	192,443,423	153,862,926
Basic and diluted earnings per share:	$0.43	$0.48	$0.36	$1.78

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Note 6. Investments

AIC Credit Opportunity Fund LLC—We own all of the common member interests in AIC Credit Opportunity Fund LLC (“AIC Holdco”), which was formed for the purpose of holding various financed investments. Effective in June 2008, we invested $39,500 in a special purpose entity wholly owned by AIC Holdco, AIC (FDC) Holdings LLC (“Apollo FDC”), which was used to purchase a Junior Profit-Participating Note due 2013 in principal amount of $39,500 (the “Junior Note”) from Apollo I Trust (the “Trust”). The Trust also issued a Senior Floating Rate Note due 2013 (the “Senior Note”) to an unaffiliated third party (“FDC Counterparty”) in principal amount of $39,500 paying interest at Libor plus 1.50%, increasing over time to Libor plus 2.0%. The Trust used the aggregate $79,000 proceeds to acquire $100,000 face value of a senior subordinated loan of First Data Corporation (the “FDC Reference Obligation”) due 2016 and paying interest at 11.25% per year. The Junior Note generally entitles Apollo FDC to the net interest and other proceeds due under the FDC Reference Obligation after payment of interest due under the Senior Notes, as described above. In addition, Apollo FDC is entitled to 100% of any realized appreciation in the FDC Reference Obligation and, since the Senior Note is a non-recourse obligation, Apollo FDC is exposed up to the amount of equity used by AIC Holdco to fund the purchase of the Junior Note plus any additional margin Apollo decides to post, if any, during the term of the financing.

Through AIC Holdco, effective in June 2008, we invested $11,375 in a special purpose entity wholly owned by AIC Holdco, AIC (TXU) Holdings LLC (“Apollo TXU”), which acquired exposure to $50,000 notional amount of a Libor plus 3.5% senior secured delayed draw term loan of Texas Competitive Electric Holdings (“TXU”) due 2014 through a non-recourse total return swap with an unaffiliated third party expiring on October 10, 2013 and pursuant to which Apollo TXU pays interest at Libor plus 1.5% and generally receives all proceeds due under the delayed draw term loan of TXU (the “TXU Reference Obligation”). Like Apollo FDC, Apollo TXU is entitled to 100% of any realized appreciation in the TXU Reference Obligation and, since the total return swap is a non-recourse obligation, Apollo TXU is exposed up to the amount of equity used by AIC Holdco to fund the investment in the total return swap, plus any additional margin we decide to post, if any, during the term of the financing.

Through AIC Holdco, effective in September 2008, we invested $10,022 equivalent, in a special purpose entity wholly owned by AIC Holdco, AIC (Boots) Holdings, LLC (“Apollo Boots”), which acquired €23,383 and £12,465 principal amount of senior term loans of AB Acquisitions Topco 2 Limited, a holding company for the Alliance Boots group of companies (the “Boots Reference Obligations”), out of the proceeds of our investment and a multicurrency $40,876 equivalent non-recourse loan to Apollo Boots (the “Acquisition Loan”) by an unaffiliated third party that matures in September 2013 and pays interest at LIBOR plus 1.25% or, in certain cases, the higher of the Federal Funds Rate plus 0.50% or the lender’s prime-rate.  The Boots Reference Obligations pay interest at the rate of LIBOR plus 3% per year and mature in June 2015.

We do not consolidate AIC Holdco or its wholly owned subsidiaries and accordingly only the value of our investment in AIC Holdco is included on our statement of assets and liabilities.  The Senior Note, total return swap and Acquisition Loan are non-recourse to AIC Holdco, its subsidiaries and us and have standard events of default including failure to pay contractual amounts when due and failure by each of the underlying Apollo special purpose entities to provide additional credit support, sell assets or prepay a portion of its obligations if the value of the FDC Reference Obligation, the TXU Reference Obligation or the Boots Reference Obligation, as applicable, declines below specified levels. We may unwind any of these transactions at any time without penalty. From time to time Apollo Investment may provide additional capital to AIC Holdco for purposes of funding margin calls under one or more of the transactions described above among other reasons.  During the fiscal year ended March 31, 2009, we provided $18,480 in additional capital to AIC Holdco.  During the fiscal year ended March 31, 2010, $9,336 of net capital was returned to us from AIC Holdco.  During the nine months ended December 31 , 2010, $1,700 of net capital was provided to AIC Holdco.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Investments and cash equivalents consisted of the following as of December 31 , 2010 and March 31, 2010.

	December 31, 2010		March 31, 2010
	Cost	Fair Value	Cost	Fair Value
Bank Debt/Senior Secured Loans	$863,675	$853,481	$870,773	$843,098
Subordinated Debt/Corporate Notes	1,786,460	1,780,947	1,772,400	1,659,504
Collateralized Loan Obligations	24,623	27,494	24,457	25,866
Preferred Equity	135,382	31,809	131,699	33,868
Common Equity/Interests	418,967	208,335	438,755	281,009
Warrants	4,520	13,706	4,521	10,235
Total Investments	$3,233,627	$2,915,772	$3,242,605	$2,853,580
Cash Equivalents	199,972	199,972	449,852	449,828
Total Investments and Cash Equivalents	$3,433,599	$3,115,744	$3,692,457	$3,303,408

At December 31, 2010, our investments and cash equivalents were categorized as follows in the fair value hierarchy for ASC 820 purposes:

		Fair Value Measurement at Reporting Date Using:
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bank Debt/Senior Secured Loans	$853,481	$—	$—	$853,481
Subordinated Debt/Corporate Notes	1,780,947	—	—	1,780,947
Collateralized Loan Obligations	27,494	—	—	27,494
Preferred Equity	31,809	—	—	31,809
Common Equity/Interests	208,335	—	—	208,335
Warrants	13,706	—	—	13,706
Total Investments	$2,915,772	$—	$—	$2,915,772
Cash Equivalents	199,972	199,972	—	—
Total Investments and Cash Equivalents	$3,115,744	$199,972	$—	$2,915,772

At March 31, 2010, our investments and cash equivalents were categorized as follows in the fair value hierarchy for ASC 820 purposes:

		Fair Value Measurement at Reporting Date Using:
Description	March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bank Debt/Senior Secured Loans	$843,098	$—	$—	$843,098
Subordinated Debt/Corporate Notes	1,659,504	—	—	1,659,504
Collateralized Loan Obligations	25,866	—	—	25,866
Preferred Equity	33,868	—	—	33,868
Common Equity/Interests	281,009	—	—	281,009
Warrants	10,235	—	—	10,235
Total Investments	$2,853,580	$—	$—	$2,853,580
Cash Equivalents	449,828	449,828	—	—
Total Investments and Cash Equivalents	$3,308,408	$449,828	$—	$2,853,580

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

The following chart shows the components of change in our investments categorized as Level 3, for the nine months ended December 31 , 2010.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)*
	Bank Debt / Senior Secured Loans	Subordinated Debt/Corporate Notes	Collateralized Loan Obligations	Preferred Equity	Common Equity/Interests	Warrants	Total
Beginning Balance, March 31, 2010	$843,098	$1,659,504	$25,866	$33,868	$281,009	$10,235	$2,853,580
Total realized gains or losses included in earnings	314	(170,012)	56	—	(7,748)	2,392	(174,998)
Total unrealized gains or losses included in earnings	17,482	107,329	1,462	(5,740)	(52,887)	3,472	71,118
Purchases, including capitalized PIK(1)	363,797	424,215	326	3,681	43,718	—	835,737
Sales	(371,210)	(240,089)	(216)	—	(751)	(2,393)	(614,659)
Transfer out of Level 3(2)	—	—	—	—	(55,006)	—	(55,006)
Ending Balance, December 31 , 2010	$853,481	$1,780,947	$27,494	$31,809	$208,335	$13,706	$2,915,772
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to our Level 3 assets still held at the reporting date and reported within the net change in unrealized gains or losses on investments in our Statement of Operations.	$19,211	$(22,278)	$1,477	$(5,740)	$(28,192)	$3,472	$(32,050)

(1)	Includes amortization of premium and/or discount of approximately $ 5,830, $22,269, $326, $144, $0, $0, and $28,569, respectively.
(2)
MEG Energy Corp. common stock was transferred from Level 3 to Level 1 due to its initial public offering.  There were no other transfers into or out of Level 1, Level 2 or Level 3 during the period shown.

*	Pursuant to fair value measurement and disclosure guidance, the Company currently categories investments by class as shown above.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

The following chart shows the components of change in our investments categorized as Level 3, for the nine months ended December 31 , 2009.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)*
	Bank Debt / Senior Secured Loans	Subordinated Debt/Corporate Notes	Collateralized Loan Obligations	Preferred Equity	Common Equity/ Interests	Warrants	Total
Beginning Balance, March 31, 2009‡	$655,610	$1,417,070	$18,978	$132,526	$258,153	$4,554	$2,486,891
Total realized gains or losses included in earnings	(15,189)	(255,347)	5	(1,941)	23,225	26	(249,221)
Total unrealized gains or losses included in earnings	64,992	338,523	4,173	(59,445)	48,357	2,413	399,013
Purchases, including capitalized PIK (1)	122,811	241,742	1,387	17,202	22,406	8	405,556
Sales	(22,855)	(139,490)	(54)	(1,000)	(56,465)	(200)	(220,064)
Transfer in and/or out of Level 3 (2)	-	-	-	-	-	-	-
Ending Balance, December 31 , 2009	$805,369	$1,602,498	$24,489	$87,342	$295,676	$6,801	$2,822,175
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to our Level 3 assets still held at the reporting date and reported within the net change in unrealized gains or losses on investments in our Statement of Operations.	$51,234	$103,795	$4,173	$(59,445)	$32,697	$2,239	$134,693

(1)	Includes amortization of discount on debt securities of approximately $1,253, $15,613, $292, $166, $0, $0 and $17,324, respectively.
(2)	There were also no transfers into or out of Level 1 or Level 2 fair value measurements during the period shown.
*	Pursuant to fair value measurement and disclosure guidance, the Company currently categories investments by class as shown above.
‡	With the adoption of fair value measurement and disclosure guidance, the Company has reclassified the beginning balance, March 31, 2009, to conform to the current period’s presentation.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Note 7. Foreign Currency Transactions and Translations

At December 31 , 2010, the Company had outstanding non-US borrowings on its multicurrency revolving credit facility denominated in Euros and British Pounds . Unrealized appreciation or depreciation on these outstanding borrowings is indicated in the table below:

Foreign Currency	Local Currency	Original Borrowing Cost	Current Value	Reset Date	Unrealized Appreciation (Depreciation)
British Pound	£2,468	$4,302	$3,864	01/20/2011	$438
British Pound	£18,000	28,205	28,182	01/24/2011	23
Euro	€12,816	16,895	17,193	01/28/2011	(298)
British Pound	£12,791	21,126	20,027	01/28/2011	1,099
Euro	€32,000	41,899	42,929	01/31/2011	(1,030)
British Pound	£34,456	54,574	53,946	01/31/2011	628
		$167,001	$166,141		$860

  At March 31, 2010, the Company had outstanding non-US borrowings on its multicurrency revolving credit facility denominated in euros, pounds sterling, and Canadian dollars.  Unrealized appreciation or depreciation on these outstanding borrowings is indicated in the table below:

Foreign Currency	Local Currency		Original Borrowing Cost	Current Value	Reset Date	Unrealized Appreciation (Depreciation)
British Pound		£2,000	$3,565	$3,034	04/13/2010	$531
Euro		€7,500	11,131	10,148	04/16/2010	983
Euro		€13,000	18,591	17,590	04/16/2010	1,001
Canadian Dollar	$	C 11,113	10,505	10,954	04/21/2010	(449)
British Pound		£37,500	59,395	56,884	04/26/2010	2,511
Euro		€45,000	58,921	60,889	04/26/2010	(1,968)
Euro		€11,500	15,058	15,561	04/29/2010	(503)
British Pound		£13,000	21,471	19,720	04/29/2010	1,751
Canadian Dollar	$	C 29,700	25,161	29,274	05/25/2010	(4,113)
Canadian Dollar	$	C 22,500	19,189	22,177	06/08/2010	(2,988)
Canadian Dollar	$	C 15,000	13,035	14,785	06/29/2010	(1,750)
Canadian Dollar	$	C 3,000	2,318	2,957	06/30/2010	(639)
			$258,340	$263,973		$(5,633)

Note 8. Expense Offset Arrangement

The Company benefits from an expense offset arrangement with JPMorgan Chase Bank, N.A. (“custodian bank”) whereby the Company earns credits on any uninvested US dollar cash balances held by the custodian bank. These credits are applied by the custodian bank as a reduction of the monthly custody fees charged to the Company. The total amount of credits earned during the three and nine months ended December 31 , 2010 were $0 and $0, respectively. The total amount of credits earned during the three and nine months ended December 31 , 2009 were $0 and $0, respectively.

Note 9. Cash Equivalents

There were $ 199,972 and $449,828 of cash equivalents held, at value, as of December 31 , 2010 and March 31, 2010, respectively.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Note 10. Repurchase Agreements

The Company may enter into repurchase agreements as part of its investment program.  The Company's custodian takes possession of collateral pledged by the counterparty.  The collateral is marked-to-market daily to ensure that the value, plus accrued interest, is at least equal to the repurchase price.  In the event of default of the obligor to repurchase, the Company has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation.  Under certain circumstances, in the event of default or bankruptcy by the counterparty to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.  There were no repurchase agreements outstanding at December 31 , 2010 or March 31, 2010.

Note 11. Financial Highlights

The following is a schedule of financial highlights for the nine months ended December 31 , 2010 and the year ended March 31, 2010:

	Nine months ended December 31 , 2010 (unaudited)	Year ended March 31, 2010
Per Share Data:
Net asset value, beginning of period	$10.06	$9.82
Net investment income	0.73	1.26
Net realized and unrealized gain (loss)	(0.37)	0.45
Net increase in net assets resulting from operations	0.36	1.71
Dividends to stockholders (1)	(0.85)	(1.14)
Effect of anti-dilution (dilution)	0.16	(0.33)
Offering costs*	—	—
Net asset value at end of period	$9.73	$10.06
Per share market price at end of period	$11.07	$12.73
Total return (2)	(5.8%)	313.0%
Shares outstanding at end of period	195,044,683	176,213,918
Ratio/Supplemental Data:
Net assets at end of period (in millions)	$1,898.2	$1,772.8
Ratio of net investment income to average net assets	7.55%	12.36%
Ratio of operating expenses to average net assets	4.75%	7.21%
Ratio of interest and other debt expenses to average net assets	1.82%	1.52%
Ratio of total expenses to average net assets	6.57%	8.73%
Average debt outstanding	$1,090,716	$1,041,084
Average debt per share	$5.67	$6.53
Portfolio turnover ratio	25.0%	17.2%

(1)
Dividends and distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under accounting principles generally accepted in the United States of America.  Per share amounts reflect total dividends paid divided by average shares for the respective periods.

(2)
Total return is based on the change in market price per share during the respective periods.  Total return also takes into account dividends and distributions, if any, reinvested in accordance with the Company’s dividend reinvestment plan.

*	Represents less than one cent per average share.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Note 12.  Debt

Under the terms of the Amended and Restated Senior Secured Revolving Credit Agreement dated March 31, 2006 (the “Facility”), as amended on December 21, 2009, certain lenders agreed to extend credit to Apollo Investment in an aggregate principal or face amount not exceeding $1,558,750 at any one time outstanding.  The Facility permits Apollo Investment to seek additional commitments from new and existing lenders in the future, up to an aggregate Facility size not to exceed $2,000,000.  On December 21, 2009, Apollo Investment amended the Facility to extend the maturity date of certain lenders’ commitments totaling $1,178,750 until April 12, 2013.  The commitments of certain non-extended lenders totaling $380,000 will mature on April 13, 2011.  As of September 2010, Apollo Investment received an additional lender commitment with a maturity date of April 12, 2013 of $50,000 under the Facility.  The Facility is secured by substantially all of the assets in Apollo Investment’s portfolio, including cash and cash equivalents.  Pricing with respect to the commitments of extended lenders is at 300 basis points over LIBOR while pricing with respect to the non-extended lenders remains at 100 basis points over LIBOR.  The Facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintaining minimum stockholders’ equity of the greater of (i) 40% of the total assets of Apollo Investment and its consolidated subsidiaries as at the last day of any fiscal quarter and (ii) the sum of (A) $725,000 plus (B) 25% of the net proceeds from the sale of equity interests in Apollo Investment after the closing date of the Facility, (c) maintaining a ratio of total assets, less total liabilities (other than indebtedness) to total indebtedness, in each case of Apollo Investment and its consolidated subsidiaries, of not less than 2.0:1.0, (d) maintaining minimum liquidity, (e) limitations on the incurrence of additional indebtedness, including a requirement to meet a certain minimum liquidity threshold before Apollo Investment can incur such additional debt, (f) limitations on liens, (g) limitations on investments (other than in the ordinary course of Apollo Investment’s business), (h) limitations on mergers and disposition of assets (other than in the normal course of Apollo Investment’s business activities), (i) limitations on the creation or existence of agreements that permit liens on properties of Apollo Investment’s consolidated subsidiaries and (j) limitations on the repurchase or redemption of certain unsecured debt and debt securities.  In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under the Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in Apollo Investment’s portfolio.  The Facility is used to supplement Apollo Investment’s equity capital to make additional portfolio investments and for other general corporate purposes.

On September 30, 2010, the Company entered into a note purchase agreement with certain institutional accredited investors providing for a private placement issuance of $225,000 in aggregate principal amount of five-year, senior secured notes with a fixed interest rate of 6.25% and a maturity date of October 4, 2015 (the “Senior Secured Notes”).  On October 4, 2010, the Senior Secured Notes issued by Apollo Investment were sold to certain institutional accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended. Interest on the Senior Secured Notes will be due semi-annually on April 4 and October 4, commencing on April 4, 2011.

The Company’s average outstanding debt balance was $ 1,090,716 and $ 1,032,856 for the nine months ended December 31 , 2010 and 2009, respectively.  The weighted average annual interest cost for the nine months ended December 31 , 2010 was 3.20%, exclusive of 0.95 % for commitment fees and for other prepaid expenses related to establishing the Facility and the Senior Secured Notes .  The weighted average annual interest cost for the nine months ended December 31 , 2009 was 1.53%, exclusive of 0.33 % for commitment fees and for other prepaid expenses related to establishing the Facility. This weighted average annual interest cost reflects the average interest cost for all borrowings, including EURIBOR, CAD LIBOR, GBP LIBOR and USD LIBOR.  The maximum amount borrowed during the nine months ended December 31 , 2010 and the fiscal year ended March 31, 2010 was $1,235,464 and $1,163,167, respectively, at value.  The remaining capacity under the Facility was $ 808,856 at December 31 , 2010.  At December 31, 2010, the Company was in compliance with all financial covenants required by the Facility and the Senior Secured Notes .

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)
(in thousands except share and per share amounts)

Note 13. Commitments and Contingencies

The Company has the ability to issue standby letters of credit through its revolving credit facility.  At December 31 , 2010 and December 31 , 2009, the Company had issued standby letters of credit through JPMorgan Chase Bank, N.A. totaling $0 and $ 4,208 , respectively.

Note 14. Grand Prix Holdings, LLC

On April 13, 2010, InnKeepers USA Trust ("Innkeepers"), a subsidiary of Grand Prix Holdings, LLC, a portfolio company of the Company, disclosed that it had not made certain scheduled monthly interest payments on certain of its debt obligations, and had retained financial and legal advisors to assist it in an evaluation of financial alternatives, including a potential restructuring of its balance sheet.

On July 19, 2010, Innkeepers and certain of its affiliates, including Grand Prix Holdings, LLC, disclosed that they had filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York under Chapter 11 of the United States Bankruptcy Code. When Innkeepers and its affiliates filed for bankruptcy, they had announced an intention to pursue a certain pre-arranged plan of reorganization.  However, Innkeepers is no longer pursuing that pre-arranged plan.  Instead, Innkeepers has embarked upon a comprehensive plan process and is engaged in ongoing discussions with its key stakeholders regarding the terms of a successful reorganization.

On July 28, 2010, the Office of the United States Trustee appointed a five (5) member Official Committee of Unsecured Creditors pursuant to section 1102(a)(1) of the Bankruptcy Code.  No trustee, examiner or other statutory committee has been appointed in the Innkeepers chapter 11 cases as of December 31, 2010.

Note 15.  Subsequent Events

As of January 19, 2011, the Company received an additional lender commitment with a maturity date of April 12, 2013 of $50,000 under the Facility.  As of January 19, 2011, aggregate lender commitments total $1,633,750.

On January 25, 2011, the Company closed a private offering of $200 million aggregate principal amount of senior unsecured convertible notes (the “Notes”).  The Notes were issued in a private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.  The Notes bear interest at an annual rate of 5.75%, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2011.  The Notes will mature on January 15, 2016. Prior to December 15, 2015, the Notes will be convertible only upon specified events and during specified periods and, thereafter, at any time.  The Notes will initially be convertible at a conversion rate of 72.7405 shares of the Company’s common stock per $1,000 principal amount of Notes, corresponding to an initial conversion price of approximately $13.75, which represents a premium of 17.5% to the $11.70 per share closing price of the Company’s common stock on The NASDAQ Global Select Market on January 19, 2011.  The conversion rate will be subject to adjustment upon certain events.  The net proceeds from the offering of Notes will be used to fund new portfolio investments, reduce outstanding borrowings on the Company’s revolving credit facility and for general corporate purposes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Apollo Investment Corporation

We have reviewed the accompanying statements of assets and liabilities of Apollo Investment Corporation (the “Company”), including the schedule of investments, as of December 31 , 2010 and the related statements of operations for the three and nine month periods ended December 31 , 2010 and December 31 , 2009, and the statement of cash flows for the nine month periods ended December 31 , 2010 and December 31 , 2009, and the statement of changes in net assets for the nine month period ended December 31 , 2010. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of assets and liabilities, including the schedule of investments, as of March 31, 2010, and the related statement of operations, of cash flows, and statement of changes in net assets for the year then ended, and in our report dated May 26, 2010, we expressed an unqualified opinion on those financial statements.  In our opinion, the information set forth in the accompanying statement of assets and liabilities as of March 31, 2010 and in the statement of changes in net assets for the year then ended, is fairly stated in all material respects in relation to the statement of assets and liabilities from which it has been derived.

New York, New York
February 3, 2011

________SHARES

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

_____________, 2011

_________

______________

PART C

OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1)           Financial Statements

The following statements of Apollo Investment Corporation (the "Company" or the "Registrant") are included in Part A of this Registration Statement:

(2)              Exhibits

(a)(1)	Articles of Amendment(1)
(a)(2)	Articles of Amendment and Restatement(2)
(b)(2)	Third Amended and Restated By-laws(8)
(c)	Not applicable
(d)(1)	Form of Stock Certificate (3)
(d)(2)	Form of Indenture(12)
(e)	Dividend Reinvestment Plan (3)
(f)	Not applicable
(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Apollo Investment Management, L.P. (9)
(h)	Form of Underwriting Agreement(12)
(i)	Not applicable
(j)	Custodian Agreement (2)
(k)(1)	Form of Transfer Agency and Service Agreement (2)
(k)(2)	Amended and Restated Administration Agreement between Registrant and Apollo Investment Administration, LLC (9)
(k)(3)	License Agreement between the Registrant and Apollo Management, L.P. (2)
(k)(4)(1)	Amended and Restated Senior Secured Revolving Credit Agreement (5)

(k)(4)(2)	Amendment No. 1 Amended and Restated Senior Secured Revolving Credit Agreement (10)
(l)	Opinion and Consent of Venable LLP, special Maryland counsel for Registrant (12)
(m)	Not applicable
(n)	Independent Registered Public Accounting Firm Consent (11)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Amended and Restated Code of Ethics for Apollo Investment Corporation (6)
(r)(2)	Code of Ethics of Apollo Investment Management, L.P.6)

(1)
Incorporated by reference to the corresponding exhibit number to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-124007), on Form N-2, filed on June 20, 2005.

(2)
Incorporated by reference to the corresponding exhibit number to the Registrant's pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended (333-112591), on Form N-2, filed on April 1, 2004.

(3)
Incorporated by reference to the corresponding exhibit number to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-112591), on Form N-2, filed on March 12, 2004.

(4)
Incorporated by reference to the corresponding exhibit number to the Registrant's to the Registration Statement under the Securities Act of 1933, as amended (333-145804), on Form N-2, filed on September 14, 2007.

(5)	Incorporated by reference from the Registrant's Form 8-K filed on April 4, 2006.

(6)
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933, as amended (333-153879), on Form N-2, filed on October 7, 2008.

(7)
Incorporated by reference to the corresponding exhibit number to the Registrant's pre-effective Amendment No.1 to the Registration Statement under the Securities Act of 1933, as amended (333-153879), on Form N-2, filed on June 23, 2009.

(8)	Incorporated by reference from the Registrant’s Form 8-K, filed on November 6, 2009.

(9)	Incorporated by reference from the Registrant’s Form 10-K, filed on May 26, 2010.

(10)	Incorporated by reference from the Registrant’s Form 8-K, filed on December 23, 2009.

(11)	Filed herewith.

(12)	To be filed by amendment.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration and filing fees	$106,950	*
Nasdaq Stock Market Listing Fee	$187,500
Printing (other than certificates)	$875,000
Accounting fees and expenses related to the offering	$250,000
Legal fees and expenses related to the offering	$625,000
FINRA fee	$75,500
Miscellaneous (e.g. travel) related to the offering	$18,750
Total	$2,138,700

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by us.

*
The total filing fee we paid in connection with this registration statement was $106,950, which included $19,337.37 previously paid in relation to $492,045,000 (out of $1,000,000,000) of securities remaining issuable under the Registrant's registration statement no. 333-153879, filed on October 7, 2008

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The following list sets forth each of the companies considered to be “controlled” by us as defined by the Investment Company Act of 1940.

Name of Entity and Place of Jurisdiction	% of Voting Securities Owned
AIC Credit Opportunity Fund LLC (Delaware)	100%(1)
AIC (FDC) Holdings LLC (Delaware)	100%(1), (2)
AIC (TXU) Holdings LLC (Delaware)	100%(1), (2)
AIC (Boots) Holdings LLC (Delaware)	100% (1)(2)
Apollo Asset Management (Delaware)	100%(3)
Grand Prix Holdings, LLC (Delaware)	*

1	This entity is not consolidated for purposes of financial reporting.

2	Wholly-owned by AIC Credit Opportunity Fund, LLC

3	Wholly-owned, non-operational entity.

*	One of our portfolio companies of which we own more than 25% of the voting securities

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at March 1, 2011 .

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	107

ITEM 30. INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor, if any. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.  In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory and Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Management, L.P. (the "Adviser") and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Apollo Investment for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Investment Advisory and Management Agreement or otherwise as an investment adviser of Apollo Investment.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Administration, LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Apollo Investment Administration, LLC's services under the Administration Agreement or otherwise as administrator for Apollo Investment.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Apollo Investment pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Apollo Investment in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management." Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-62840), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019;

(2)	the Transfer Agent, American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10007;

(3)	the Custodian, JPMorgan Chase Bank, 270 Park Avenue, New York, NY 10017;

(4)	the Adviser, Apollo Investment Management, L.P., 9 West 57th Street, New York, NY 10019; and

(5)	the Trustee, _______________________________________________.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

(1)      The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)      Not applicable.

(3)      Not applicable.

(4)      The Registrant hereby undertakes:

(a)      To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)      to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii)      to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)     to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)      That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)      That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)      That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)      any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)      the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)      any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)      To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5)      (a)           For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the         day of March, 2011 .

APOLLO INVESTMENT CORPORATION

By:
James C. Zelter
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chairman of the Board and Director	March , 2011
John J. Hannan

	Chief Financial Officer and Treasurer (principal financial and accounting officer)	March , 2011
Richard L. Peteka

	Chief Executive Officer and Director (principal executive officer)	March , 2011
James C. Zelter

	President and Chief Operating Officer	March , 2011
Patrick J. Dalton

	Director	March , 2011
Ashok N. Bakhru

	Director	March , 2011
Claudine B. Malone

	Director	March , 2011
Frank C. Puleo

	Director	March , 2011
Carl Spielvogel

	Director	March , 2011
Elliot Stein, Jr.

	Director	March , 2011
Bradley J. Wechsler

EXHIBIT INDEX

Exhibit	Document
EX. 99(N)	Independent Registered Public Accounting Firm Consent*

*	Filed herewith.